UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For Fiscal Year Ended December 31, 2009

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-49883


10011530

PLUMAS BANCORP

(Exact name of Registrant as specified in its charter)

California	75-2987096
(State or other jurisdiction of incorporation or organization)	*(IRS Employer Identification No.)*
35 S. Lindan Avenue, Quincy, CA	95971
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code: (530) 283-7305

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange on which Registered:
Common Stock, no par value	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicated by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule12b-2 of the Exchange Act:

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☑

Indicate by check mark if the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of June 30, 2009, the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant was approximately $21.7 million, based on the closing price reported to the Registrant on that date of $4.99 per share.

Shares of Common Stock held by each officer and director have been excluded in that such persons may be deemed to be affiliates. This determination of the affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares of Common Stock of the registrant outstanding as of March 17, 2010 was 4,776,339.

Documents Incorporated by Reference: Portions of the definitive proxy statement for the 2010 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to SEC Regulation 14A are incorporated by reference in Part III, Items 10-14.


PLUMAS BANCORP

Dear Shareholder:

You are cordially invited to attend the annual meeting of shareholders of Plumas Bancorp, (the "Company") which will be held at the Plumas Bank Credit Administration Building located at 32 Central Avenue, Quincy, California, on Wednesday, May 19, 2010 at 10:30 a.m. At this annual meeting, shareholders will be asked to elect eight directors for the next year and vote on approval of a non-binding advisory vote on the Company's executive compensation.

Plumas Bancorp is requesting your proxy to vote in favor of all of the nominees for election as directors. The Board of Directors of Plumas Bancorp recommends that you vote "FOR" the election of each of the nominees.

The proxy statement contains information about each of the nominees for directors and the Company's executive compensation.

To ensure that your vote is represented at this important meeting, please sign, date and return the proxy card in the enclosed envelope as promptly as possible. As an alternative to using your paper proxy card to vote, you may also vote by telephone or over the Internet by following the instructions on your proxy card.

Sincerely,

Andrew J. Ryback
Interim President and Chief Executive Officer

The date of this proxy statement is April 2, 2010

Notice of Annual Meeting of Shareholders
Plumas Bancorp

To: The Shareholders of
Plumas Bancorp

Notice is hereby given that, pursuant to its Bylaws and the call of its Board of Directors, the annual meeting of shareholders of Plumas Bancorp will be held at the Plumas Bank Credit Administration Building located at 32 Central Avenue, Quincy, California, on Wednesday, May 19, 2010 at 10:30 a.m., for the purpose of considering and voting upon the following matters:

1. **Election of Directors.** To elect eight (8) persons to serve as directors of the Bancorp until their successors are duly elected and qualified.

Alvin G. Blickenstaff	William E. Elliott
Gerald W. Fletcher	John Flournoy
Arthur C. Grohs	Robert J. McClintock
Terrance J. Reeson	Daniel E. West

2. **Advisory Vote on Executive Compensation.** To provide a non-binding advisory vote on the Company's executive compensation.

3. **Transaction of Other Business.** To transact such other business as may properly come before the meeting and any adjournment or adjournments thereof.

The Board of Directors has fixed the close of business on April 1, 2010 as the record date for determination of shareholders entitled to notice of, and the right to vote at, the meeting.

Section 3.3 of the Bylaws of Plumas Bancorp sets forth the nomination procedure for nominations of directors. Section 3.3 provides:

Nominations of Directors. Nominations for election of members of the board may be made by the board or by any holder of any outstanding class of capital stock of the corporation entitled to vote for the election of directors. Notice of intention to make any nominations (other than for persons named in the notice of the meeting called for the election of directors) shall be made in writing and shall be delivered or mailed to the president of the corporation by the later of: (i) the close of business twenty-one (21) days prior to any meeting of shareholders called for the election of directors; or (ii) ten (10) days after the date of mailing of notice of the meeting to shareholders. Such notification shall contain the following information to the extent known to the notifying shareholder: (a) the name and address of each proposed nominee; (b) the principal occupation of each proposed nominee; (c) the number of shares of capital stock of the corporation owned by each proposed nominee; (d) the name and residence address of the notifying shareholder; (e) the number of shares of capital stock of the corporation owned by the notifying shareholder; (f) the number of shares of capital stock of any bank, bank holding company, savings and loan association or other depository institution owned beneficially by the nominee or by notifying shareholder and the identities and locations of any such institutions; and (g) whether the proposed nominee has ever been convicted of or pleaded nolo contendere to any criminal offense involving dishonesty or breach of trust, filed a petition on bankruptcy or been adjudged bankrupt. The notification shall be signed by the nominating shareholder and by each nominee, and shall be accompanied by a written consent to be named as a nominee for election as a director from each proposed nominee. Nominations not made in accordance with these procedures shall be disregarded by the then chairperson of the meeting, and upon his or her instructions, the inspectors of election shall disregard all votes cast for each such nominee. The foregoing requirements do not apply to the nomination of a person to replace a proposed nominee who has become unable to serve as a director between the last day for giving notice in accordance with this paragraph and the date of election of directors if the procedure called for in this paragraph was followed with respect to the nomination of the proposed nominee.

You are urged to vote in favor of the election of all of the nominees for directors and to vote "FOR" approval of a non-binding advisory vote on the Company's executive compensation by signing and returning the enclosed proxy as promptly as possible, whether or not you plan to attend the meeting in person. As an alternative to using your paper proxy card to vote, you may also vote by telephone or over the Internet by following the instructions on your proxy card. If you do attend the meeting, you may then withdraw your proxy. The proxy may be revoked at any time prior to its exercise.

By Order of the Board of Directors



Dated: April 2, 2010

Terrance J. Reeson, Vice Chairman and Secretary

Plumas Bancorp
Proxy Statement
Annual Meeting of Shareholders
May 19, 2010

Plumas Bancorp (the "Company") is providing this proxy statement to its shareholders in connection with the annual meeting (the "Meeting") of shareholders to be held at the Plumas Bank Credit Administration Building located at 32 Central Avenue, Quincy, California, on Wednesday, May 19, 2010 at 10:30 a.m. and at any and all adjournments thereof.

It is expected that the Company will mail this proxy statement and accompanying notice and form of proxy to shareholders on or about April 12, 2010.

Shareholders may also view these proxy materials on the internet at http://materials.proxyvote.com/729273. The proxy materials on the internet include the notice of annual meeting of shareholders and this proxy statement.

Revocability of Proxies

A proxy for use at the meeting is enclosed. Any shareholder who executes and delivers such proxy has the right to revoke it at any time before it is exercised, by filing with the Secretary of the Company an instrument revoking it, or a duly executed proxy bearing a later date. The Secretary of the Company is Terrance J. Reeson, and any revocation should be filed with him at Plumas Bancorp, 35 S. Lindan Avenue, Quincy, California 95971. In addition, the powers of the proxy holders will be revoked if the person executing the proxy is present at the meeting and elects to vote in person. Subject to such revocation or suspension, the proxy holders will vote all shares represented by a properly executed proxy received in time for the meeting in accordance with the instructions on the proxy. **If no instruction is specified with regard to the matter to be acted upon, the proxy holders will vote the shares represented by the proxy "FOR" each of the nominees for directors and "FOR" approval of a non-binding advisory vote on the Company's executive compensation. If any other matter is presented at the meeting, the proxy holders will vote in accordance with the recommendations of management.**

Persons Making the Solicitation

The Board of Directors of the Company is soliciting proxies. The Company will bear the expense of preparing, assembling, printing and mailing this proxy statement and the material used in the solicitation of proxies for the meeting. The Company contemplates that proxies will be solicited principally through the use of the mail, but officers, directors and employees of Plumas Bancorp may solicit proxies personally or by telephone, without receiving special compensation for the solicitation. Although there is no formal agreement to do so, the Company will reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding these proxy materials to their principals. In addition, the Company may utilize the services of individuals or entities not regularly employed by the Company in connection with the solicitation of proxies, if management of the Company determines that this is advisable.

Voting Securities

Management of the Company has fixed April 1, 2010 as the record date for purposes of determining the shareholders entitled to notice of, and to vote at, the meeting. On April 1, 2010, there were 4,776,339 shares of Plumas Bancorp's common stock issued and outstanding. Each holder of Plumas Bancorp's common stock will be entitled to one vote for each share of the Company's common stock held of record on the books of Plumas Bancorp as of the record date. In connection with the election of directors, shares may be voted cumulatively if a shareholder present at the meeting gives notice at the meeting, prior to the voting for election of directors, of his or her intention to vote cumulatively. If any shareholder of Plumas Bancorp gives that notice, then all shareholders eligible to vote will be entitled to cumulate their shares in voting for election of directors. Cumulative voting allows a shareholder to cast a number of votes equal to the number of shares held in his or her name as of the record date, multiplied by the number of directors to be elected. These votes may be cast for any one nominee, or may be distributed among as many nominees as the shareholder sees fit. If cumulative voting is declared at the meeting, votes represented by proxies delivered pursuant to this proxy statement may be cumulated in the discretion of the proxy holders, in accordance with management's recommendation.

The effect of broker nonvotes is that such votes are not counted as being voted; however, such votes are counted for purposes of determining a quorum. The effect of a vote of abstention on any matter is that such vote is not counted as a vote for or against the matter, but is counted as an abstention.

Shareholdings of Certain Beneficial Owners and Management

Management of Plumas Bancorp knows of no person who owns, beneficially or of record, either individually or together with associates, 5 percent or more of the outstanding shares of the Company's common stock, except as set forth in the table below. The following table sets forth, as of March 29, 2010, the number and percentage of shares of Plumas Bancorp's outstanding common stock beneficially owned, directly or indirectly, by principal shareholders, by each of the Company's directors, our executive officers named in the Summary Compensation Table below and by the directors and executive officers of the Company as a group. The shares "beneficially owned" are determined under the Securities and Exchange Commission Rules, and do not necessarily indicate ownership for any other purpose. In general, beneficial ownership includes shares over which the director, named executive officer or principal shareholder has sole or shared voting or investment power and shares which such person has the right to acquire within 60 days of March 29, 2010. Unless otherwise indicated, the persons listed below have sole voting and investment powers of the shares beneficially owned or acquirable by exercise of stock options. Management is not aware of any arrangements, which may result in a change of control of Plumas Bancorp.

Beneficial Owner	Amount and Nature of Beneficial Ownership (a)	Percent of Class (a)
Principal Shareholders that own 5% or more:		
Cortopassi (b)	502,367	10.5
Directors and Named Executive Officers:		
Douglas N. Biddle (Director and Former President and CEO)	108,439(1)	2.2
Robert T. Herr, EVP and Loan Administrator	33,250(2)	*
B. J. North, EVP of Retail Banking	0	*
Daniel E. West, Director and Chairman of the Board	159,939(3)	3.3
Terrance J. Reeson, Director, Vice Chairman of the Board and Secretary of the Board	191,091(4)	4.0
Alvin G. Blickenstaff, Director	181,531(5)	3.8
William E. Elliott, Director	78,660(6)	1.6
Gerald W. Fletcher, Director	41,978(7)	*
John Flournoy, Director	11,075(8)	*
Arthur Grohs, Director	140,509(9)	2.9
Robert J. McClintock	17,990(10)	*
All 13 Directors and Executive Officers as a Group	738,777	14.9

* Less than one percent

(a) Includes 184,809 shares subject to options held by the directors and executive officers that were exercisable within 60 days of March 29, 2010. These are treated as issued and outstanding for the purpose of computing the percentage of each director, named executive officer and the directors and executive officers as a group, but not for the purpose of computing the percentage of class owned by any other person, including principal shareholders.

(b) Two Cortopassi controlled entities have beneficial ownership over a total of 502,367 shares of Plumas Bancorp. The Cortopassi Family Trust owns 181,810 shares of Plumas Bancorp, while Cortopassi Partners, L.P. owns 320,557 shares of Plumas Bancorp. Dean A. Cortopassi is the Trustee of the Cortopassi Family Trust and is also President of San Tomo, Inc., the general partner of Cortopassi Partners, L.P. Mr. Cortopassi disclaims beneficial ownership of the shares held by Cortopassi Family Trust and Cortopassi Partners, L.P. except to the extent of his pecuniary or partnership interests therein. The address of the Limited Partnership is 11292 North Alpine Road, Stockton, California 95212.

(1) Mr. Biddle and the Company ended their employment relationship on March 26, 2010. Mr. Biddle has shared voting and investment powers as to 40,455 shares, sole voting and investment powers as to 9,679 shares and sole investment powers but no voting powers as to 12,547 shares. He also has 45,758 shares acquirable by exercise of stock options.

(2) Mr. Herr has 33,250 shares acquirable by exercise of stock options.

(3) Mr. West has sole voting and investment powers as to 7,125 shares, shared voting and investment powers as to 20,923 shares, sole voting powers but shared investment powers as to 16,794 shares and no voting or investment powers as to 3,637 shares. Mr. West, along with Messrs. Blickenstaff, Grohs and Reeson, are members of the Corporate Governance Committee and have shared voting powers as to 98,961 shares held by the Plumas Bank 401k Plan, of which beneficial ownership of 98,961 shares are disclaimed by Mr. West. He also has 12,499 shares acquirable by exercise of stock options.

(4) Mr. Reeson has shared voting and investment powers as to 71,975 shares and sole voting and investing powers as to 7,656 shares. Mr. Reeson, along with Messrs. Blickenstaff, Grohs and West, are members of the Corporate Governance Committee and have shared voting powers as to 98,961 shares held by the Plumas Bank 401k Plan, of which beneficial ownership of 98,961 shares are disclaimed by Mr. Reeson. He also has 12,499 shares acquirable by exercise of stock options.

(5) Mr. Blickenstaff has shared voting and investment powers as to 67,172 shares, sole voting and investing powers as to 5,673 shares and no voting or investment powers as to 2,851 shares. Mr. Blickenstaff, along with Messrs. Reeson, Grohs and West, are members of the Corporate Governance Committee and have shared voting powers as to 98,961 shares held by the Plumas Bank 401k Plan, of which beneficial ownership of 98,961 shares are disclaimed by Mr. Blickenstaff. He also has 6,874 shares acquirable by exercise of stock options.

(6) Mr. Elliott has shared voting and investment powers as to 66,867 shares and sole voting and investment powers as to 10,543 shares. He also has 1,250 shares acquirable by exercise of stock options.

(7) Mr. Fletcher has shared voting and investment powers as to 30,046 shares. He also has 11,932 shares acquirable by exercise of stock options.

(8) Mr. Flournoy has sole voting and investment powers as to 7,450 shares and no voting or investment powers as to 375 shares. He also has 3,250 shares acquirable by exercise of stock options.

(9) Mr. Grohs has shared voting and investment powers as to 28,478 shares and no voting or investment powers as to 571 shares. Mr. Grohs, along with Messrs. Reeson, Blickenstaff and West, are members of the Corporate Governance Committee and have shared voting powers as to 98,961 shares held by the Plumas Bank 401k Plan, of which beneficial ownership of 98,961 shares are disclaimed by Mr. Grohs. He also has 12,499 shares acquirable by exercise of stock options.

(10) Mr. McClintock has sole voting and investment powers as to 17,990 shares.

Section 16(a) Beneficial Ownership Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires Plumas Bancorp's directors and certain executive officers and persons who own more than ten percent (10%) of a registered class of the Company's equity securities (collectively, the "Reporting Persons"), to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "SEC"). The Reporting Persons are required by SEC regulation to furnish the Bancorp with copies of all Section 16(a) forms they file.

Based solely upon a review of Forms 3, 4 and 5 and amendments thereto furnished to the Company during and with respect to its 2009 fiscal year, no director, executive officer or beneficial owner of 10% or more of the Company's common stock failed to file, on a timely basis, reports required during or with respect to 2009 by Section 16(a) of the Securities Exchange Act of 1934, as amended, except for Cortopassi Family Trust which inadvertently failed to file one timely report on Form 3 reporting Securities Beneficially Owned and one timely report on Form 4 with respect to twelve transactions.

Election of Directors

The persons named below, all of whom are current members of the Board of Directors (the "Board"), will be nominated for election as directors at the Meeting to serve until the 2011 Annual Meeting of Shareholders and until their successors are elected and have qualified. Votes of the proxy holders will be cast in such a manner as to effect the election of all 8 nominees, as appropriate. The 8 nominees for directors receiving the most votes will be elected directors. In the event that any of the nominees should be unable to serve as a director, it is intended that the Proxy will be voted for the election of such substitute nominee, if any, as shall be designated by the Board. The Board has no reason to believe that any of the nominees named below will be unable to serve if elected. Additional nominations for directors may only be made by complying with the nomination procedures which are included in the Notice of Annual Meeting of Shareholders accompanying this Proxy Statement.

The following table sets forth the names of, and certain information concerning, the persons to be nominated by the Board for election as directors of Plumas Bancorp.

Name and Title Other than Director	Age	Year First Appointed Director	Principal Occupation During the Past Five Years
Daniel E. West Chairman of the Board	56	1997	President, Graeagle Land & Water Co., a land management company. President, Graeagle Water Co, a private water utility, Graeagle, CA.
Terrance J. Reeson Vice Chairman and Secretary of the Board	65	1984	Retired. Formerly with the U.S. Forestry Service, Quincy, CA.
Alvin G. Blickenstaff	74	1988	Farmer and Rancher, partner in Blickenstaff Ranch, Janesville, CA.
William E. Elliott	69	1987	Retired. Formerly President and CEO of Plumas Bancorp and Plumas Bank, Quincy, CA.
Gerald W. Fletcher	67	1988	Forest Products Wholesaler, Susanville, CA.
John Flournoy	65	2005	Rancher and Chief Financial Officer of Likely Land and Livestock Corporation. Likely, CA.
Arthur C. Grohs	73	1988	Retired. Former Retailer, Sparks, NV.
Robert J. McClintock	52	2008	Certified Public Accountant, co-owner of McClintock Accountancy Corporation, Tahoe City, CA.

The following is a brief discussion of the experience and qualifications of each nominee that the Corporate Governance Committee considered, in light of the Company's business and structure, in nominating them for service as Directors:

Daniel West
Chairman of the Board
Director since 1997

Mr. Daniel E. West has lived in Graeagle, California since 1958. He is president of Graeagle Land and Water Company and Graeagle Water Company. Mr. West is a managing member of Graeagle Timber Company, LLC and is a member of the Feather River College Foundation. He also serves as a director on the boards of Graeagle Fire Protection District and California Water Association. He was the Plumas County Planning Commissioner for 12 years. Mr. West's valuable business acumen, his extensive experience on various and diverse boards, and his deep ties to his community highly qualify him for service as a board director and chairman.

Terrance J. Reeson
Vice Chairman
Director since 1984

Mr. Terrance J. Reeson has lived in Quincy, California for nearly 50 years. He is a retired U.S. Forest Service Aviation Officer for the Plumas National Forest. Mr. Reeson is active in his community and is a former executive director of the Quincy Chamber of Commerce. Mr. Reeson's relevant experience qualifying him for service as a director includes: extensive government service and widespread civic and community involvement.

Alvin G. Blickenstaff
Director
Director since 1988

Mr. Alvin G. Blickenstaff was born and raised in the Susanville, California area. Mr. Blickenstaff is the senior partner of Blickenstaff Ranch, a family owned and operated partnership, where they raise premium alfalfa hay, grain, alfalfa seed; and, operate a game bird club. He is a former director and chairman of former Sierra Security Bank.

He is a member and past president of both the Lassen County Farm Bureau and Lassen County Cattleman's Association. Mr. Blickenstaff served on the Jr. Sale Livestock Sale Committee for 42 years and received the Conservationist of the Year Award in 1972. In 2007, he was recognized with a Distinguished Service Award for community service by his peers. Mr. Blickenstaff's expertise in the agricultural industry and business management highly qualifies him for service as a board director.

William E. Elliott
Director
Director since 1987

Mr. William E. Elliott joined Plumas Bank in 1987 as President and Chief Executive Officer and retired in 2005. He has been in the banking industry for over 45 years holding various management and board positions; this experience highly qualifies Mr. Elliott for service as a board director. Mr. Elliot graduated from California State University, Sacramento where he received a Bachelor of Science degree in Accounting and a Masters in Business Administration. He also graduated from the Pacific Coast Banking School at the University of Washington. Mr. Elliott is very active in his community; he is a director on the Plumas District Hospital Board and chairman of the Feather River Community College Board, both in Quincy, California. He has been a member of the Rotary Club for over 35 years.

Gerald W. Fletcher
Director
Director since 1988

Mr. Gerald W. Fletcher has lived in Susanville, California for 53 years and is a retired rancher, realtor, and insurance agent. He is a former director of former Sierra Security Bank. Mr. Fletcher owns and operates Fletcher Christmas Trees. He is a member and past president of Lassen County Cattleman's Association and a member of the Lassen County Farm Bureau. Mr. Fletcher's relevant experience qualifying him for service as a board director includes: a broad range of management and customer service experience.

John Flournoy
Director
Director since 2005

Mr. John Flournoy was born and raised in Likely, California. He is a rancher and hay producer in Likely, California. Since 1971, he has served on the board of directors of the South Fork Irrigation District (SFID). He served for many years as a committee member for the Farm Service Agency where he reviewed all loan applications for small agricultural operations and evaluated collateral releases and settlements. Mr. Flournoy's relevant experience qualifying him for service as a board director includes: lifelong experience as a rancher and hay producer on his family owned ranch, expertise in business and agricultural lending, and operational risk management.

Arthur C. Grohs
Director
Director since 1988

Mr. Arthur C. Grohs was born in Susanville, California and raised in Westwood and Susanville, California. He retired after 35 years of retail store ownership in Susanville. Mr. Grohs now resides in Reno, Nevada. As an experienced business owner and entrepreneur, he is an active counselor with SCORE of Northern Nevada. Through SCORE, Mr. Grohs enjoys providing free and confidential business advice to entrepreneurs working to start new businesses and grow existing businesses; and in turn, helps them become a vital part of the Northern Nevada business community. Mr. Grohs' relevant experience qualifying him for service as a board director includes: marketing, long range planning, personnel management, and operational risk management.

Robert J. McClintock
Director
Director since 2008

Mr. Robert J. McClintock has lived in Tahoe City, California for over 20 years. He is a Certified Public Accountant and is co-owner of McClintock Accountancy Corporation headquartered in Tahoe City, California with an additional office in Truckee, California. As a Certified Public Accountant, Mr. McClintock brings strong accounting and financial skills important to the oversight of the Company's financial reporting, enterprise and operational risk management. Mr. McClintock serves as treasurer for the Tahoe Truckee Excellence in Education Foundation and as a Scoutmaster for Boy Scouts of America. He is also a board member of the Kiwanis Club of North Lake Tahoe and has served as past President and Treasurer. Bob attended Michigan Tech University where he received his Bachelor of Science degree in Business Administration.

All nominees will continue to serve if elected at the meeting until the 2011 annual meeting of shareholders and until their successors are elected and have been qualified. None of the directors were selected pursuant to any arrangement or understanding other than with the directors and executive officers of Plumas Bancorp acting within their capacities as such. There are no family relationships between any of the directors of Plumas Bancorp. No director of the Company serves as a director of any company that has a class of securities registered under, or which is subject to the periodic reporting requirements of, the Securities Exchange Act of 1934, or of any company registered as an investment company under the Investment Company Act of 1940.

The Board of Directors and Committees

During 2009, the Company's Board of Directors met 12 times. None of Plumas Bancorp's directors attended less than 75 percent of all Board of Directors' meetings and committee meetings of which they were members. The Company does not have a policy requiring director attendance at its annual meeting. However, most directors attend the meeting as a matter of course. All current directors attended the annual meeting of shareholders held in May 2009. The Board has established, among others, an Audit Committee and a Corporate Governance Committee and each of these committees have charters. Charters for each of these committees are available on the Company's website www.plumasbank.com.

Shareholder Communication with the Board of Directors

If you wish to communicate with the Board of Directors you may send correspondence to the Corporate Secretary, Plumas Bancorp, 35 S. Lindan Avenue, Quincy, California 95971. The Corporate Secretary will submit your correspondence to the Board of Directors or the appropriate committee, as applicable.

Board Role in Risk Oversight

The Board's duties include understanding and assessing risks to the Company and monitoring the management of those risks. To fulfill this responsibility the directors are expected to attend all meetings and review materials in advance of the meetings. Each meeting includes a review of the activities of each board committee including the committee's activities related to risk management. Each of our board committees concentrates on specific risks for which they have an expertise and each committee is required to regularly report to the Board of Directors on its findings. For example, the Audit Committee oversees management of financial risks and reputational risks by monitoring the Company's internal controls over financial reporting. The Corporate Governance Committee manages risks associated with the independence of the Board of Directors and is responsible for overseeing the management of risks relating to the Company's executive compensation plans and arrangements. Furthermore, because the banking industry is highly regulated, certain risks to the Company are monitored by the Board of Directors through its review of the Company's compliance with regulations set forth by its regulatory authorities, including the FDIC and recommendations contained in regulatory examinations.

Leadership Structure of Board

The Board believes that the Company and its shareholders are best served by having an independent Board Chairman and a separate CEO. We separate these roles in recognition of the differences between the two roles. The CEO is responsible for day to day leadership and performance of the Company, while the Chairman of the Board provides strategic guidance to the CEO and presides over meetings of the full Board.

Code of Ethics

The Board of Directors has adopted a code of business conduct and ethics for directors, officers (including Plumas Bancorp's principal executive officer and principal financial officer) and financial personnel, known as the Corporate Governance Code of Ethics. This Code of Ethics Policy is available on Plumas Bancorp's website at www.plumasbank.com. Shareholders may request a free copy of the Code of Ethics Policy from Plumas Bancorp, Ms. Elizabeth Kuipers, Investor Relations, 35 S. Lindan Avenue, Quincy, California 95971.

Director Independence

The Board has determined that each of the following non-employee directors is "independent" within the meaning of the listing standards and rules of NASDAQ.

Daniel E. West
Alvin G. Blickenstaff
John Flournoy
Robert J. McClintock
Terrance J. Reeson
Gerald W. Fletcher
Arthur C. Grohs

Audit Committee

Plumas Bancorp has an Audit Committee composed of Mr. McClintock, Chairman and Messrs. Flournoy, Grohs and Reeson. The Board has determined that each member of the Audit Committee meets the independence and experience requirements of the listing standards of NASDAQ and the Securities and Exchange Commission. The Board has also determined that Mr. Robert J. McClintock is qualified as an audit committee financial expert and that he has accounting or related financial management expertise, in each case in accordance with the rules of the Securities and Exchange Commission and NASDAQ's listing standards.

The Audit Committee met seven times during 2009. The Audit Committee reviews all internal and external audits including the audit by Perry-Smith LLP, the Company's independent auditor. The Audit Committee reports any significant findings of audits to the Board of Directors, and ensures that the Company's internal audit plans are met, programs are carried out, and deficiencies and weaknesses, if any, are addressed. The Audit Committee meets regularly to discuss and review the overall audit plan. The Audit Committee's policy is to pre-approve all recurring audit and non-audit services provided by the independent auditors through the use of engagement letters. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to particular service or category of services and is generally subject to a specific budget. The independent auditors and management are required to periodically report to the Audit Committee regarding all services provided by the independent auditors and fees associated with those services performed to date. Other than some ancillary tax services, the fees paid to the independent auditors in 2009 and 2008 were approved per the Audit Committee's pre-approval policies.

Audit Committee Report

This report of the Audit Committee shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that Plumas Bancorp specifically incorporates this information by reference, and shall not otherwise be deemed filed under the Acts.

The Board of Directors and the Audit Committee has reviewed Plumas Bancorp's audited financial statements and discussed such statements with management. The Audit Committee has discussed with Perry-Smith LLP, the Company's independent auditors during the year 2009, the matters required to be discussed by Statement of Auditing Standards No. 61, as amended (Communication with Audit and Finance Committees, as amended).

The Audit Committee received written disclosures and a letter from Perry-Smith LLP, required by Independence Standards Board Standard No. 1 and has discussed with them their independence from management. The Audit Committee has also considered whether the independent auditors' provision of other non-audit services is compatible with the auditors' independence.

Based on the review and discussions noted above, the Audit Committee recommended to the Board of Directors that Plumas Bancorp's audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009, for filing with the Securities and Exchange Commission.

THE AUDIT COMMITTEE:

Robert J. McClintock, Chairman
Arthur C. Grohs
John Flournoy
Terrance J. Reeson

Corporate Governance Committee

Plumas Bancorp has a Corporate Governance Committee which met six times during 2009. The Corporate Governance Committee consists of Mr. Grohs, Chairman and Messrs. Blickenstaff, Reeson and West. The Board has determined that Messrs. Grohs, Blickenstaff, Reeson and West are "independent" within the meaning of the listing standards and rules of NASDAQ. The Corporate Governance Committee provides assistance to the Board by identifying qualified individuals as prospective Board members, recommends to the Board the director nominees for election at the annual meeting of shareholders, nominates the Chairperson and Vice-Chairperson of the Board, oversees the annual review and evaluation of the performance of the Board and its committees and develops and recommends corporate governance guidelines to the Board of Directors.

During 2008 the Board transferred the duties and responsibilities of the Compensation Committee to the Corporate Governance Committee and eliminated the separate Compensation Committee. This expanded the responsibilities of the Corporate Governance Committee to include among other duties, to at least annually review, adjust (as necessary), and approve the Company's directors' compensation, including cash, equity or other compensation for service on the Board, any committee of the Board and as Chairperson of the Board or any committee of the Board, at least annually review, adjust (as necessary) and approve the Chief Executive Officer's compensation, provide advice and consent to the Chief Executive Officer in the review and adjustment of executive officer compensation (other than the Chief Executive Officer), approve the compensation strategy for the Company's employees, review and recommend for approval by the Board all equity-based compensation, including stock options and stock grants and approve other personnel matters, which are in excess of management's authority.

The Corporate Governance Committee is also responsible for compliance with the Emergency Economic Stabilization Act with respect to the semi-annual review and certification of incentive compensation arrangements for the Chief Executive Officer and other senior executive officers to ensure that the senior executive officer (SEO) incentive compensation arrangements do not encourage the senior executive officers to take unnecessary and excessive risks that threaten the value of the Company for the duration that the Company has funds from the United States Treasury under the Capital Purchase Program. The Corporate Governance Committee has completed two such reviews and has identified and limited during the applicable period any features of the SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of Plumas Bancorp, and during that same applicable period has identified any features of the employee compensation plans that pose risks to Plumas Bancorp and has limited those features to ensure that Plumas Bancorp is not unnecessarily exposed to risks. The Corporate Governance Committee has reviewed the terms of each employee compensation plan and identified any features of the plan that could encourage the manipulation of reported earnings of Plumas Bancorp to enhance the compensation of an employee and has limited those features.

The Corporate Governance Committee has the authority, to the extent it deems necessary, to retain and terminate an outside compensation consultant to assist in the evaluation of director and executive officer compensation and benefit matters. During the year ending December 31, 2009 the Corporate Governance Committee did not engage an outside compensation consultant.

The Corporate Governance Committee does not have any written specific minimum qualifications or skills that the committee believes must be met by either a committee-recommended or a security holder-recommended candidate in order to serve on the Board. The Corporate Governance Committee identifies nominees by first evaluating the current members of the Board of Directors willing to continue in service. Current members of the Board with skills and experience that are relevant to the Company's business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the Board with that of obtaining a new perspective. If any member of the Board does not wish to continue in service or if the Corporate Governance Committee or the Board decided not to re-nominate a member for re-election, the Corporate Governance Committee identifies the desired skills and experience of a new nominee in light of the following criteria. While no specific diversity policy exists, when identifying and evaluating new directors, the Corporate

Governance Committee considers the diversity and mix of the existing Board of Directors, including, but not limited to, such factors as: the age of the current directors, their geographic location (being a community bank, there is a strong preference for local directors), background, skills and employment experience. Among other things, when examining a specific candidate's qualifications, the Corporate Governance Committee considers the candidate's: ability to represent the best interest of the Company, existing relationships with the Company, interest in the affairs of the Company and its purpose, ability to fulfill director responsibilities, leadership skill, reputation within the Company's community, community service, integrity, business judgment, ability to develop business for Plumas Bancorp and ability to work as a member of a team. The Committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. Nominees are not discriminated against on the basis of race religion, national origin, sexual orientation, disability or any other basis proscribed by law. All nominees to be considered at the Meeting were recommended by the Corporate Governance Committee.

The Corporate Governance Committee will consider nominees to the Board proposed by shareholders, although the Board has no formal policy with regard to shareholder nominees as it considers all nominees on their merits as aforementioned. Any shareholder nominations proposed for consideration by the Board may only be made by complying with the nomination procedures which are included in the Notice of Annual Meeting of Shareholders accompanying this Proxy and should be addressed to:

President
Plumas Bancorp
35 S. Lindan Avenue
Quincy, CA 95971

Non-Binding Advisory Vote on Executive Compensation

The Company has chosen to participate in the Troubled Asset Relief Program ("TARP") Capital Purchase Program. On January 30, 2009 the Company, issued to the United States Department of the Treasury ("Treasury") 11,949 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the "Series A Preferred Stock").

The American Recovery and Reinvestment Act of 2009 (the "ARRA") more commonly known as the economic stimulus package, was signed into law on February 17, 2009. In addition to a wide variety of programs intended to stimulate the economy, ARRA imposes significant new requirements for and restrictions relating to the compensation arrangements of financial institutions that received government funds through TARP, including institutions like the Company that participated in the Capital Purchase Program prior to ARRA. These restrictions apply until a participant repays the financial assistance received through TARP.

One of the new requirements for any recipient of funds in the TARP is to provide an advisory vote on the compensation of executives, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission.

This proposal, commonly known as a "Say-on-Pay" proposal, gives you as a shareholder the opportunity to provide an advisory vote on the Company's executive compensation as disclosed in this proxy statement through the following resolution:

"Resolved, that the shareholders approve the compensation of the Company's executives, as described in the tabular and accompanying narrative disclosure regarding Named Executive Officer compensation in this Proxy Statement for its 2010 Annual Meeting."

Because the vote is advisory, it will not be binding upon the Board of Directors, will not overrule any decision made by the Board of Directors, and will not create or imply any additional fiduciary duty on the Board of Directors. The Corporate Governance Committee may, however, take into account the outcome of the vote when considering future executive compensation arrangements.

The Board of Directors believes that the Company's executive compensation program is reasonable in comparison both to similar sized companies in the industry and to the performance of the Company during 2009. We also believe that the Company's compensation program is effective in aligning the interests of the executives with the interests of the Company's stockholders on a long-term basis and is appropriate.

Recommendation: The Board of Directors recommends a vote "FOR" approval of a non-binding advisory vote on executive compensation as described in this Proxy Statement.

Executive Officers

The following table sets forth information concerning executive officers of Plumas Bancorp and Plumas Bank:

Name	Age	Position and Principal Occupation for the Past Five Years
Andrew J. Ryback	44	Interim President and Chief Executive Officer of Plumas Bancorp and Plumas Bank effective March 29, 2010. Formerly Executive Vice President and Chief Financial Officer of Plumas Bancorp and Plumas Bank.
Monetta R. Dembosz	59	Executive Vice President and Operations Manager of Plumas Bank since February 2007. Previously Senior Vice President and Operations Manager of Plumas Bank.
Robert T. Herr	61	Executive Vice President and Loan Administrator of Plumas Bank.
B. J. North	59	Executive Vice President of Retail Banking, Marketing and Wealth Management of Plumas Bank since July 2008. Previously Chief Advancement Officer for Truckee Meadows Community College.

Executive Compensation

Summary Compensation Table									
Name and Principal Position	Year	Salary	Bonus	Stock Awards (1)	Option Awards (2)	Non-Equity Incentive Plan Compensation (3)	Nonqualified Deferred Compensation Earnings	All Other Compensation (4)	Total
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Douglas N. Biddle (Former President and CEO of Plumas Bancorp and Plumas Bank)	2009 2008	$235,000 $235,000	$0 $0	$0 $0	$ 0 $36,805	$ 0 $ 0	$ 0 $ 0	$10,265 $10,194	$245,265 $281,999
Robert T. Herr EVP and Loan Administrator of Plumas Bank	2009 2008	$150,000 $148,750	$0 $0	$0 $0	$ 0 $14,976	$ 4,950 $ 1,450	$ 0 $ 0	$10,654 $10,284	$165,604 $175,460
B. J. North EVP of retail banking of Plumas Bank (5)	2009 2008	$150,000 $ 72,789	$0 $0	$0 $0	$ 0 $ 0	$ 4,950 $ 750	$ 0 $ 0	$ 6,000 $ 2,875	$160,950 $ 76,414

(1) The Company has not granted stock awards.

(2) No options were granted in 2009. The amount for 2008 represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in footnote 2 to the Company's audited financial statements for the fiscal year ended December 31, 2009 included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 19, 2010.

(3) With the exception of Mr. Biddle, who was precluded from receiving bonus payments until the Company no longer holds Series A Preferred Stock, the Company's named executive officers participate in a bonus plan in which payments are determined based on the achievement of certain financial performance measures and to a lesser extent to discretionary factors. Amounts in this column represent amounts earned in the year listed and paid in the following year under this plan.

(4) The amounts in column (i) include tax gross-ups (2008 only), premiums paid and accrued on life insurance policies, personal use of Company automobile and the Company's contribution under Plumas Bank's 401(k) Plan. The amount for Ms. North relates to automobile allowances of $6,000 in 2009 and $2,875 in 2008.

(5) Ms. North began her employment with the Company in July 2008.

Douglas N. Biddle Employment Agreement

The Board of Directors of the Company entered into an employment agreement with Mr. Biddle dated February 18, 2009. This agreement had a one year term. Under this agreement Mr. Biddle's initial base salary was set at $235,000 per year with future base salary increases to be granted at the sole discretion of the Board. Mr. Biddle was entitled to participate in any and all other employee benefits and plans existing or developed by the Company. In addition, the agreement provided for the use of a Bank automobile and a life insurance policy with Mr. Biddle as the insured and with a death benefit of $100,000 for the benefit of his designated beneficiary.

Non-Equity Incentive Plan

We provide annual incentive bonuses to pay our executives for performance. The 2009 incentive bonus plan was designed to drive achievement of our 2009 financial performance goals, and to promote and reward leadership among our executives. For the year ended December 31, 2009, we established the annual corporate financial performance targets based on the following measures: net income of $1.6 million, return on equity of 3.4%, deposit growth of 6.2% and classified loans to equity capital of 45.0%.

The annual incentive bonus for executive officers is based 80% on the achievement of corporate financial performance measures and 20% on the leadership factor. The Company establishes an annual target for each financial performance measure based on its confidential business plan and budget for the coming year. For 2009, performance below the target on a corporate financial performance measure results in the absence of an incentive payment based on that measure. Mr. Biddle was the most highly compensated employee of the Company and was therefore not eligible for bonus payments while the Company holds Series A Preferred Stock. Assuming all corporate financial performance goals were at the target performance level, Mr. Herr and Ms. North could have earned up to 10% of their salary based on targeted achievement of the financial performance measures and up to a maximum of 20% of their salary for achievement in excess of targeted performance. In addition, up to 5% of their salary could have been earned under the leadership incentive.

The only performance factor that exceeded the threshold level required for payment of an incentive was that related to deposit growth. Additionally, related to the Company's financial performance in 2009 the Company chose not to pay any bonuses based on the discretionary leadership incentive. Based on exceeding the deposit growth objective the following bonus payments were earned: Mr. Herr: $4,950 (3.3% of base salary); Ms. North: $4,950 (3.3% of base salary).

The Company has chosen not to provide a non-equity incentive plan for its employees during 2010 and no bonus or incentive payments will be accrued for executive officers during 2010.

Stock Option Awards

We consider equity compensation in the form of annual stock option awards an important component of our total compensation package because it helps align the interests of our executives to those of our shareholders and provides a significant retention benefit. During 2006 the Company's shareholders approved an amendment and restatement of the Plumas Bank 2001 Stock Option Plan allowing restricted stock awards to employees. The Board approves all stock option and restricted stock grants.

Beginning on March 1, 2007 we began an annual process of granting stock options to all corporate officers of the Company. We chose at this time not to incorporate restricted stock into our equity-based compensation program, but may consider issuing restricted stock in the future. Options granted in the 2008 equity-based compensation program totaling 14,500 to Mr. Biddle and 5,900 to Mr. Herr . During 2009 we chose not to grant any stock options.

We chose to make the annual grants during the first quarter of each year after financial results for the completed fiscal year have been publicly announced and after bonus incentive payments have been calculated. It is anticipated that future annual grants also will be made during the first quarter of the Company's fiscal year. The Company makes grants of equity-based compensation only at fair market value of our stock at the time of grant. The exercise price of stock options is set at the closing stock price on the date of grant. All option grants have a maximum vesting period of five (5) years and expire no more than ten (10) years from the date of grant.

The Company incorporates the officer's position level in the determination of the total value of the equity-based compensation to be included in the officer's total compensation. The higher the officer level the more options/restricted stock that may be granted to the officer. Additional options may be granted to an individual based on outstanding achievement. This is consistent with the Company's philosophy of rewarding those officers who have the most impact on our performance.

Post-Employment Benefits

We consider providing significant post-employment benefits in the form of providing salary continuation benefits to our executives as an important part of their total executive compensation to reward them for their service and loyalty to the Company. The Company has entered into salary continuation agreements with Messrs. Biddle and Herr. The purpose of the salary continuation agreements is to provide special incentive to the experienced executive officer to continue employment with the Company on a long-term basis. The agreements provide the executive with salary continuation benefits of up to $62,000 per year for 15 years after retirement at age 65. In the event of death prior to retirement, the executive's beneficiary will receive salary continuation benefits at a reduced amount depending on the length of service with the Company or the executive's beneficiary is entitled to a portion of the death benefits pursuant to a split dollar agreement. In the event of disability wherein the executive does not continue employment with the Company, the executive is entitled to salary continuation benefits, at a reduced amount depending on the length of service with the Company, beginning at age 65 or on the date on which he is no longer entitled to disability benefits under the Company's group disability insurance, whichever is earlier. If the executive terminates employment with the Company for a reason other than death or disability prior to the retirement age of 65, such person will be entitled to salary continuation benefits at a reduced amount depending on the length of service with the Company. The vesting of salary continuation benefits for Messrs. Biddle and Herr occurs at a rate that provides for a 90% vesting at age 60 and 2% per year for the next five years of service, for a total vesting of 100%. Mr. Biddle's salary continuation benefits stopped vesting upon the end of his service with the Company. In the event of a change of control of the Company and the executive terminates employment with the Company or its successor within a period of 24 months after such change in control, then the executive may elect full vesting of his salary continuation payments and the payment of the salary continuation benefits beginning with the month following the month of termination, subject to the reduction of benefits if the benefits result in a limitation of deductibility of such benefits for the Company under Section 280G of the Internal Revenue Code. The salary continuation benefits are informally funded by single premium life insurance policies with the executive as the insured parties and the Company as the beneficiary of the policies.

The Company has entered into split dollar agreements with Messrs Biddle and Herr. The purpose of the split dollar agreements is to provide special incentive for the executives to continue employment with the Company on a long-term basis. To accomplish this, the Company agrees to divide the net death proceeds of life insurance policies on the executive's life with the executive's beneficiary. . However, the executive's rights or interests in the split dollar policies no longer exist once they cease to be employed by the Company for any reason whatsoever prior to normal retirement age provided that the executive has received or had the opportunity to receive any benefit under his executive salary continuation agreement.

The Company has agreed to pay the taxes on the imputed income on the life insurance benefit provided to the executive under the split dollar agreement. However, the Company is precluded from making tax gross up payments while the Company has funds outstanding from the United States Treasury under the Capital Purchase Program and therefore during this period the executive is responsible for the payment of these taxes.

During 2008 the split dollar and salary continuation agreements of Messrs. Biddle and Herr were amended to insure compliance with section 409A of the Internal Revenue Code.

Perquisites

We offer a qualified 401(k) plan in which the named executive officers participate on the same terms as all other employees. Under the terms of the 401(k) plan, we match the first 3% on a dollar-for-dollar basis. In addition we offer medical, dental and vision plans under the same terms to all employees. Other perquisites and benefits, which do not represent a significant portion of the named executive's total compensation, include for some of the executives a company provided automobile, company provided gasoline and maintenance, tax gross ups related to split dollar life insurance premiums, the payment of the executives' portion of the split dollar insurance. During 2009, Ms. North received a $500 monthly automobile allowance. These plans, and the contributions we make to them, provide an additional benefit to attract and retain executive officers of the Company.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards					Stock Awards			
			Equity Incentive Plan Awards:					Equity Incentive Plan Awards:	Equity Incentive Plan Awards:
Name (6)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market value of Shares or Units of Stock That Have Not Vested ($)	Number of Unearned Shares, Units or Other Rights That Have Not Vested	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
	7,984 (1)	0		$10.75	12/18/2012				
	5,625 (2)	0		$13.19	12/17/2013				
	5,625 (3)	0		$14.19	12/15/2014				
Douglas N.	12,850 (4)	12,850		$16.37	03/01/2015				
Biddle (7)	3,624 (5)	10,876	N/A	$12.40	02/20/2016	$0	$0	$0	$0
	11,250 (1)	0		$10.75	12/18/2012				
	5,625 (2)	0		$13.19	12/17/2013				
	5,625 (3)	0		$14.19	12/15/2014				
Robert T.	5,200 (4)	5,200		$16.37	03/01/2015				
Herr	1,475 (5)	4,425	N/A	$12.40	02/20/2016	$0	$0	$0	$0

(1) Options vest 20% per year beginning 12/18/2003
(2) Options vest 20% per year beginning 12/17/2004
(3) Options vest 20% per year beginning 12/15/2005
(4) Options were granted 3/1/2007, have an eight year life and vest 25% per year beginning 3/01/2008
(5) Options were granted 2/20/2008, have an eight year life and vest 25% per year beginning 2/20/2009
(6) Ms. North has no outstanding options as of December 31, 2009
(7) Mr. Biddle and the Company ended their employment relationship on March 26, 2010 at which time 13,676 unexercisable options were cancelled.

Potential Payments Upon Termination Or Change of Control

The following is a discussion of the payments that may come due to a named executive officer following a change of control or the termination of the named executive officer. Regardless of the manner in which a named executive officer's employment terminates, he is entitled to receive amounts earned during his term of employment including all unused vacation pay and amounts vested through the Bank's 401(k) Plan. Upon termination of employment, a named executive officer also has the right to exercise all vested stock options, unless their termination is for cause.

The Company is limited in its ability to make change of control, bonus or termination of employment payments described in this proxy statement to its most highly paid employee while the Company has funds outstanding from the United States Treasury under the Capital Purchase Program.

Payments Made Upon a Change in Control

Salary Continuation Agreements: The Company has entered into salary continuation agreements with Messrs. Biddle and Herr. The agreements provide the executive with salary continuation benefits of up to $62,000 per year for 15 years after retirement.

In the event of a change of control of the Company and the executive terminates employment with the Company or its successor within a period of 24 months after such change in control, then the executive may elect full vesting of his salary continuation payments and the payment of the salary continuation benefits beginning with the month following the month of termination, subject to the reduction of benefits if the benefits result in a limitation of deductibility of such benefits for the Company under Section 280G of the Internal Revenue Code.

Under the terms of these agreements a change in control is defined as a change in the ownership or effective control of the Employer, or in the ownership of a substantial portion of the assets of the Employer, as such change is defined in section 409A of the Internal Revenue Code and regulations thereunder.

Compensation of Directors

Director Compensation: During 2009, non-employee Directors, except the Chairman, each received $2,100 per month for serving on the Plumas Bancorp's and Plumas Bank's Board of Directors and committees. The Chairman received $2,650 per month. Mr. Biddle did not receive any separate compensation for serving as a director.

Deferred Fee Agreements: The Company has entered into a Deferred Fee Agreement with board member Blickenstaff who deferred $16,800 in fees during 2009. The purpose of the Deferred Fee Agreements is to provide a board member an opportunity to defer his or her director fees as an incentive to continue service with the Company. The agreement provides for deferral of director fees to the earlier of an agreed upon distribution date or the termination of director services for any reason. The Company will accrue interest on all deferred director fees at an annual floating percentage rate of the current Wall Street Journal Prime Rate minus 1%. In the event of death prior to retirement, the beneficiary will receive full-deferred fee benefits. In the event of disability wherein the director does not continue service with the Company, the director is entitled to the full-deferred fee benefit accrued up to the point of director's termination of service.

Non-Qualified Stock Options: No stock options were granted to directors during 2009. The Company makes grants of non-qualified stock options only at fair market value of our stock at the time of grant. All option grants have a maximum vesting period of five (5) years and expire no more than ten (10) years from the date of grant. Upon a change in control all stock options held by directors may vest and become exercisable.

Director Emeritus Plans

Director Retirement Agreement: The Company has entered into Director Retirement (fee continuation) Agreements with its non-employee Directors excluding Messrs. Elliott and McClintock. Mr. Elliott retired as President and Chief Executive Officer of the Company during 2005 and is currently receiving benefits under his executive salary continuation agreement. The purpose of the fee continuation agreements is to provide a retirement benefit to the board members as an incentive to continue informal service with the Company. The agreement provides for fee continuation benefits of up to $10,000 per year with a term of 12 years after retirement with the exception of board member Flournoy whose agreement has a term of 15 years. In the event of death prior to retirement, the beneficiary will receive full fee continuation benefits, with the exception of Mr. Flournoy's beneficiary who would be entitled to receive a lump sum payment of $30,000. In the event of disability wherein the director does not continue service with the Company, the director is entitled to fee continuation benefits, at a reduced amount depending on the length of service with the Company, beginning the month following termination of service. The agreements, with the exception of Mr. Flournoy's agreement, allow for a Hardship Distribution under specified circumstances. Hardship Distributions are limited to the amount the Company had accrued under the terms of the agreement as of the day the director petitioned the Board to receive a Hardship Distribution. Upon a change in control the director is eligible to receive the full fee continuation benefits upon the director's termination of service. The fee continuation benefits are informally funded by single premium life insurance policies. The directors are the insured parties and the Company is the beneficiary of the respective policies.

Post-Retirement Consulting Agreement: The Company has entered into Post-Retirement Consulting Agreements with its non-employee Directors with the exception of Messrs. Flournoy, Elliott and McClintock. The purpose of the Agreements is to provide consideration to the board members in exchange for consulting services after their retirement from the Board. The agreements provide for consulting fees of $10,000 per year for 3 years after retirement. In the event of death prior to completion of the consulting services, the beneficiary will receive death benefits equal to the remaining unpaid consulting fee benefits. In the event of disability wherein the retired director is unable to continue consulting services with the Company, the Company may terminate the director's post-retirement consulting services. If the retired director voluntarily terminates his or her consulting services for other than good reason or if the Company terminates the director's post-retirement consulting services for cause, the Post-Retirement Consulting Agreement shall terminate.

The table below summarizes the compensation paid by the Company to non-employee Directors for the fiscal year ended December 31, 2009.

Director Compensation Table

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Daniel E. West	$31,800	N/A	N/A	N/A	N/A	$0	$31,800
Terrance J. Reeson	$25,200	N/A	N/A	N/A	N/A	$0	$25,200
Alvin G. Blickenstaff	$25,200	N/A	N/A	N/A	$0	$0	$25,200
William E. Elliott	$25,200	N/A	N/A	N/A	N/A	$0	$25,200
Gerald W. Fletcher	$25,200	N/A	N/A	N/A	N/A	$0	$25,200
John Flournoy	$25,200	N/A	N/A	N/A	N/A	$0	$25,200
Arthur Grohs	$25,200	N/A	N/A	N/A	N/A	$0	$25,200
Robert J. McClintock	$25,200	N/A	N/A	N/A	N/A	$0	$25,200

(1) No options were granted during 2009. As of December 31, 2009 each Director has the following number of options outstanding (total options outstanding include both options that are exercisable at December 31, 2009 and options that may become exercisable in the future): Daniel West: 13,249; Terrance Reeson: 13,249; Alvin Blickenstaff: 7,624; William Elliott: 2,000; Gerald Fletcher: 12,682; John Flournoy: 4,500; Arthur Grohs: 13,249.

Independent Accountants

The firm of Perry-Smith LLP served as certified independent public accountants for Plumas Bancorp with respect to the year 2009, and Perry-Smith LLP has been appointed as the Company's certified independent public accountants for 2010. The Company's Board of Directors has determined the firm of Perry-Smith LLP to be fully independent of the operations of Plumas Bancorp. Aggregate fees billed by Perry-Smith LLP to Plumas Bancorp and the percentage of those fees that were pre-approved by the Company's Audit Committee for the years ended 2009 and 2008 are as follows:

	2009	Percentage Pre-Approved	2008	Percentage Pre-Approved
Audit fees	$ 223,500	100%	$ 204,000	100%
Audit-related fees	15,000	100%	15,000	100%
Consulting fees	16,700	100%	0	0%
Tax fees	24,400	90%	21,000	100%
Total fees	$ 279,600	99%	$ 240,000	100%

The Audit Committee of the Bancorp has considered the provision of nonaudit services provided by Perry-Smith LLP to be compatible with maintaining the independence of Perry-Smith LLP.

Perry-Smith LLP audited Plumas Bancorp's financial statements for the year ended December 31, 2009. It is anticipated that a representative of Perry-Smith LLP will be present at the annual meeting of shareholders and will be available to respond to appropriate questions from shareholders at the meeting.

Shareholder Proposals

Shareholder proposals to be submitted for presentation at the 2011 annual meeting of shareholders of Plumas Bancorp must be received by Plumas Bancorp no later than December 31, 2010. Shareholder proposals should be addressed to Mr. Andrew J. Ryback at Plumas Bancorp, 35 S. Lindan Avenue, Quincy, California 95971. Shareholder proposals, which are not contained in the proxy statement, SEC rules specify that certain requirements in the bylaws of Plumas Bancorp be satisfied. The bylaws require that any shareholder wishing to make a nomination for director give advance notice of the nomination which shall be delivered or mailed to the President of Plumas Bancorp by the later of: (i) the close of business twenty-one (21) days prior to any meeting of shareholders called for the election of directors; or (ii) ten (10) days after the date of mailing of notice of the meeting to shareholder; provided, however, that if only 10 days notice of the meeting is given to shareholders, such notice of intention to nominate shall be received by the President not later than the time fixed in the notice of the meeting for the opening of the meeting.

Certain Transactions

Some of the directors and executive officers of Plumas Bancorp and their immediate families, as well as the companies with which they are associated, are customers of, or have had banking transactions with, Plumas Bancorp in the ordinary course of the Company's business, and Plumas Bancorp expects to have banking transactions with such persons in the future. In management's opinion, all loans and commitments to lend in such transactions were made in compliance with applicable laws and on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other persons of similar creditworthiness and in the opinion of management did not involve more than a normal risk of collectibility or present other unfavorable features.

Other Matters

Management does not know of any matters to be presented at the meeting other than those set forth above. However, if other matters come before the meeting, it is the intention of the persons named in the accompanying proxy to vote the shares represented by the proxy in accordance with the recommendations of management on such matters, and discretionary authority to do so is included in the proxy.

Available Information

Plumas Bancorp's common stock is registered under the Securities Exchange Act of 1934 and as a result the Company is required to file annual reports, quarterly reports and other periodic filings with the Securities and Exchange Commission (the "SEC") and are posted and are available at no cost on the Company's website, *www.plumasbank.com*, as soon as reasonably practicable after Plumas Bancorp files such documents with the SEC. These reports and filings are also available for inspection and/or printing at no cost through the SEC website, www.sec.gov. In addition, regulatory report data for both Plumas Bancorp and Plumas Bank are available for inspection and/or printing at no cost through the Federal Financial Institutions Examination Council's (the "FFIEC") Website, www.ffiec.gov and the Federal Deposit Insurance Corporation's (the "FDIC") Website, www.fdic.gov, respectively.

Shareholders may request a free copy of Plumas Bancorp's 10-K by writing to Ms. Elizabeth Kuipers, Investor Relations, 35 S. Lindan Avenue, Quincy, California 95971 or by telephoning her at (530) 283-7305.

TABLE OF CONTENTS

PART I

Forward-Looking Information

This Annual Report on Form 10-K includes forward-looking statements and information is subject to the "safe harbor" provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements (which involve Plumas Bancorp's (the "Company's") plans, beliefs and goals, refer to estimates or use similar terms) involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors:

- *Competitive pressure in the banking industry, competition in the markets the Company operates in and changes in the legal, accounting and regulatory environment*
- *Changes in the interest rate environment and volatility of rate sensitive assets and liabilities*
- *Declines in the health of the economy, nationally or regionally, which could reduce the demand for loans, reduce the ability of borrowers to repay loans and/or reduce the value of real estate collateral securing most of the Company's loans*
- *Credit quality deterioration, which could cause an increase in the provision for loan and lease losses*
- *Devaluation of fixed income securities*
- *Asset/liability matching risks and liquidity risks*
- *Loss of key personnel*
- *Operational interruptions including data processing systems failure and fraud*

The Company undertakes no obligation to revise or publicly release the results of any revision to these forward-looking statements. For additional information concerning risks and uncertainties related to the Company and its operations, please refer to Item 1A of this Form 10-K entitled "Risk Factors" and other information in this Report.

ITEM 1. BUSINESS

General

The Company. Plumas Bancorp (the "Company") is a California corporation registered as a bank holding company under the *Bank Holding Company Act* of 1956, as amended, and is headquartered in Quincy, California. The Company was incorporated in January 2002 and acquired all of the outstanding shares of Plumas Bank (the "Bank") in June 2002. The Company's principal subsidiary is the Bank, and the Company exists primarily for the purpose of holding the stock of the Bank and of such other subsidiaries it may acquire or establish. At the present time, the Company's only other subsidiaries are Plumas Statutory Trust I and Plumas Statutory Trust II, which were formed in 2002 and 2005 solely to facilitate the issuance of trust preferred securities.

The Company's principal source of income is dividends from the Bank, but the Company may explore supplemental sources of income in the future. The cash outlays of the Company, including (but not limited to) the payment of dividends to shareholders, if and when declared by the Board of Directors, costs of repurchasing Company common stock, the cost of servicing debt and preferred stock dividends, will generally be paid from dividends paid to the Company by the Bank.

At December 31, 2009, the Company had consolidated assets of $528 million, deposits of $433 million, other liabilities of $57 million and shareholders' equity of $38 million. The Company's liabilities include $10.3 million in junior subordinated deferrable interest debentures issued in conjunction with the trust preferred securities issued by Plumas Statutory Trust I (the "Trust I") in September 2002 and Plumas Statutory Trust II (the "Trust II") in September 2005. Both Trust I and Trust II are further discussed in the section titled "Trust Preferred Securities." Shareholders' equity includes $11.6 million in preferred stock issued pursuant to the U.S. government's Capital Purchase Program which is discussed in the section titled "Capital Purchase Program - TARP - Preferred Stock and Stock Warrant."

References herein to the "Company," "we," "us" and "our" refer to Plumas Bancorp and its consolidated subsidiary, unless the context indicates otherwise. Our operations are conducted at 35 South Lindan Avenue, Quincy, California. Our annual, quarterly and other reports, required under the Securities Exchange Act of 1934 and filed with the Securities and Exchange Commission, (the "SEC") are posted and are available at no cost on the Company's website, *www.plumasbank.com*, as soon as reasonably practicable after the Company files such documents with the SEC. These reports are also available through the SEC's website at *www.sec.gov*.

The Bank. The Bank is a California state-chartered bank that was incorporated in July 1980 and opened for business in December 1980. The Bank is not a member of the Federal Reserve System. The Bank's Administrative Office is located at 35 South Lindan Avenue, Quincy, California. At December 31, 2009 the Bank had approximately $528 million in assets, $323 million in net loans and $437 million in deposits (including deposits of $3.7 million from the Bancorp). It is currently the largest independent bank headquartered in Plumas County. The Bank's deposit accounts are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to maximum insurable amounts. The Bank is participating in the Federal Deposit insurance Corporation (FDIC) Transaction Account Guarantee Program. Under the program, through June 30, 2010, all noninterest-bearing transaction accounts are fully guaranteed by the FDIC for the entire amount in the account. Coverage under the Transaction Account Guarantee Program is in addition to and separate from the coverage under the FDIC's general deposit insurance rules.

The Bank's primary service area covers the Northeastern portion of California, with Lake Tahoe to the South and the Oregon border to the North. The Bank, through its eleven branch network, serves the seven contiguous counties of Plumas, Nevada, Sierra, Placer, Lassen, Modoc and Shasta. The branches are located in the communities of Quincy, Portola, Greenville, Truckee, Fall River Mills, Alturas, Susanville, Chester, Tahoe City, Kings Beach and Redding. The Bank maintains fifteen automated teller machines

("ATMs") tied in with major statewide and national networks. In addition to its branch network, the Bank operates a commercial lending office in Reno, Nevada and a lending office specializing in government-guaranteed lending in Auburn, California. The Bank's primary business is servicing the banking needs of these communities. Its marketing strategy stresses its local ownership and commitment to serve the banking needs of individuals living and working in the Bank's primary service areas.

With a predominant focus on personal service, the Bank has positioned itself as a multi-community independent bank serving the financial needs of individuals and businesses within the Bank's geographic footprint. Our principal retail lending services include consumer and home equity loans. Our principal commercial lending services include term real estate, land development and construction loans. In addition, we provide commercial and industrial term, government-guaranteed and agricultural loans as well as credit lines.

The Bank's Government-guaranteed lending center, headquartered in Auburn, California with additional personnel in Truckee, provides Small Business Administration and USDA Rural Development loans to qualified borrowers throughout Northern California and Northern Nevada. During 2007 the Bank was granted nationwide Preferred Lender status with the U.S. Small Business Administration and we expect government-guaranteed lending to become an important part of our overall lending operation. During 2009 we sold $10.8 million in SBA government-guaranteed loans and generated a gain on sale of $593 thousand.

The Agricultural Credit Centers located in Susanville and Alturas provide a complete line of credit services in support of the agricultural activities which are key to the continued economic development of the communities we serve. "Ag lending" clients include a full range of individual farming customers, small- to medium-sized business farming organizations and corporate farming units.

As of December 31, 2009, the principal areas to which we directed our lending activities, and the percentage of our total loan portfolio comprised by each, were as follows: (i) loans secured by real estate – 60.0%; (ii) commercial and industrial loans – 11.1%; (iii) consumer loans (including residential equity lines of credit) – 16.4%; and (iv) agricultural loans (including agricultural real estate loans) – 12.5%.

In addition to the lending activities noted above, we offer a wide range of deposit products for the retail and commercial banking markets including checking, interest-bearing checking, business sweep, public funds sweep, savings, time deposit and retirement accounts, as well as remote deposit, telephone and mobile banking and internet banking with bill-pay options. Interest bearing deposits include high yield sweep accounts designed for our commercial customers and for public entities such as municipalities. In addition we offer a Money Fund Plu$ checking account for our consumer customers. These accounts pay rates comparable to those available on a money fund offered by a typical brokerage firm. As of December 31, 2009, the Bank had 31,173 deposit accounts with balances totaling approximately $437 million, compared to 33,217 deposit accounts with balances totaling approximately $372 million at December 31, 2008. We attract deposits through our customer-oriented product mix, competitive pricing, convenient locations, extended hours, remote deposit operations and drive-up banking, all provided with a high level of customer service.

Most of our deposits are attracted from individuals, business-related sources and smaller municipal entities. This mix of deposit customers resulted in a relatively modest average deposit balance of approximately $13,900 at December 31, 2009. However, it makes us less vulnerable to adverse effects from the loss of depositors who may be seeking higher yields in other markets or who may otherwise draw down balances for cash needs. At December 31, 2009 we had $5 million in CDARS reciprocal time deposits which for regulatory purposes are classified as brokered deposits.

We also offer a variety of other products and services to complement the lending and deposit services previously reviewed. These include cashier's checks, traveler's checks, bank-by-mail, ATMs, night depository, safe deposit boxes, direct deposit, electronic funds transfers, on-line banking, remote deposit, mobile banking and other customary banking services.

In order to provide non-deposit investment options, we have developed a strategic alliance with Financial Network Investment Corporation ("FNIC"). Through this arrangement, certain employees of the Bank are also licensed representatives of FNIC. These employees provide our customers throughout our branch network with convenient access to annuities, insurance products, mutual funds, and a full range of investment products.

During 2007 we added Remote Deposit to our product mix. Remote Deposit allows our customers to make non-cash deposits remotely from their physical location. With this product, we have extended our service area and can now meet the deposit needs of customers who may not be located within a convenient distance of one of our branch offices.

Additionally, the Bank has devoted a substantial amount of time and capital to the improvement of existing Bank services, during the last two fiscal years, including an on balance sheet business sweep product which we introduced during the first quarter of 2008. During 2009 we replaced our on-line banking service with a new state of the art product that greatly expands the features available to our customers. In addition we utilized this platform to add mobile banking services during the first quarter of 2010. The officers and employees of the Bank are continually engaged in marketing activities, including the evaluation and development of new products and services, to enable the Bank to retain and improve its competitive position in its service area.

We hold no patents or licenses (other than licenses required by appropriate bank regulatory agencies or local governments), franchises, or concessions. Our business has a modest seasonal component due to the heavy agricultural and tourism orientation of some of the communities we serve. As our branches in less rural areas such as Truckee have expanded and with the opening our Auburn and Reno commercial lending offices, the agriculture-related base has become less significant. We are not dependent on a single customer or group of related customers for a material portion of our deposits, nor are a material portion of our loans concentrated within a single industry or group of related industries. There has been no material effect upon our capital expenditures, earnings, or competitive position as a result of federal, state, or local environmental regulation.

Commitment to our Communities. The Board of Directors and Management believe that the Company plays an important role in the economic well being of the communities it serves. Our Bank has a continuing responsibility to provide a wide range of lending and deposit services to both individuals and businesses. These services are tailored to meet the needs of the communities served by the Company and the Bank.

We offer various loan products which promote home ownership and affordable housing, fuel job growth and support community economic development. Types of loans offered range from personal and commercial loans to real estate, construction, agricultural, and government-guaranteed community infrastructure loans. Many banking decisions are made locally with the goal of maintaining customer satisfaction through the timely delivery of high quality products and services.

Recent Developments. On February 26, 2010 we closed our Loyalton and Westwood branches. Deposits and loans at these branches totaled $18 million and $5 million, respectively at December 31, 2009. These represent approximately 4% of total deposits and 2% of total loans at December 31, 2009. We expect most of the deposits and loans that were housed at these branches to be retained within the Bank. Westwood deposits will be transferred to our Chester branch and Loyalton deposits will be serviced from our Portola branch. Loans will continue to be serviced out of our central loan administration office located in Quincy. During the fourth quarter of 2007 the Company opened a government-guaranteed lending office in Auburn, California. During the second quarter of 2007, we opened our Redding, California branch in a temporary location and in July 2008 we relocated this branch to its permanent location.

Capital Purchase Program - TARP - Preferred Stock and Stock Warrant. On January 30, 2009 the Company entered into a Letter Agreement (the "Purchase Agreement") with the United States Department of the Treasury ("Treasury"), pursuant to which the Company issued and sold (i) 11,949 shares of the

Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the "Series A Preferred Stock") and (ii) a warrant (the "Warrant") to purchase 237,712 shares of the Company's common stock, no par value (the "Common Stock"), for an aggregate purchase price of $11,949,000 in cash.

The Series A Preferred Stock qualifies as Tier 1 capital and pays cumulative dividends quarterly at a rate of 5% per annum for the first five years, and 9% per annum thereafter. The Company may redeem the Series A Preferred Stock at its liquidation preference ($1,000 per share) plus accrued and unpaid dividends under the American Recovery and Reinvestment Act of 2009, subject to the Treasury's consultation with the Company's appropriate federal regulator.

The Warrant has a 10-year term and was immediately exercisable with an exercise price, subject to antidilution adjustments, equal to $7.54 per share of the Common Stock. Treasury has agreed not to exercise voting power with respect to any shares of Common Stock issued upon exercise of the Warrant.

Prior to January 30, 2012, unless the Company has redeemed the Series A Preferred Stock, or the Treasury has transferred the Series A Preferred Stock to a third party, the consent of the Treasury will be required for the Company to: (1) declare or pay any dividend or make any distribution on shares of the Common Stock (other than regular quarterly cash dividends of not more than $0.04 per share or regular semi-annual cash dividends of not more than $0.08 per share); or (2) redeem, purchase or acquire any shares of Common Stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice and certain other circumstances specified in the Purchase Agreement.

Eight million of the twelve million in proceeds from the sale of the Series A Preferred Stock was injected into Plumas Bank providing addition capital for the bank to support growth in loans and investment securities and strengthen its capital ratios. The remainder provides funds for holding company activities and general corporate purposes.

Trust Preferred Securities. During the third quarter of 2002, the Company formed a wholly owned Connecticut statutory business trust, Plumas Statutory Trust I (the "Trust I"). On September 26, 2002, the Company issued to the Trust I, Floating Rate Junior Subordinated Deferrable Interest Debentures due 2032 (the "Debentures") in the aggregate principal amount of $6,186,000. In exchange for these debentures the Trust I paid the Company $6,186,000. The Trust I funded its purchase of debentures by issuing $6,000,000 in floating rate capital securities ("trust preferred securities"), which were sold to a third party. These trust preferred securities qualify as Tier I capital under current Federal Reserve Board guidelines. The Debentures are the only asset of the Trust I. The interest rate and terms on both instruments are substantially the same. The rate is based on the three-month LIBOR (London Interbank Offered Rate) plus 3.40%, not to exceed 11.9%, adjustable quarterly. The proceeds from the sale of the Debentures were primarily used by the Company to inject capital into the Bank.

During the third quarter of 2005, the Company formed a wholly owned Connecticut statutory business trust, Plumas Statutory Trust II (the "Trust II"). On September 28, 2005, the Company issued to the Trust II, Floating Rate Junior Subordinated Deferrable Interest Debentures due 2035 (the "Debentures") in the aggregate principal amount of $4,124,000. In exchange for these debentures the Trust II paid the Company $4,124,000. The Trust II funded its purchase of debentures by issuing $4,000,000 in floating rate capital securities ("trust preferred securities"), which were sold to a third party. These trust preferred securities qualify as Tier I capital under current Federal Reserve Board guidelines. The Debentures are the only asset of the Trust II. The interest rate and terms on both instruments are substantially the same. The rate is based on the three-month LIBOR (London Interbank Offered Rate) plus 1.48%, adjustable quarterly. The proceeds from the sale of the Debentures were primarily used by the Company to inject capital into the Bank.

The Debentures and trust preferred securities accrue and pay distributions quarterly based on the floating rate described above on the stated liquidation value of $1,000 per security. The Company has entered into contractual agreements which, taken collectively, fully and unconditionally guarantee payment of: (1) accrued and unpaid distributions required to be paid on the capital securities; (2) the redemption price with respect to any capital securities called for redemption by either Trust I or Trust II, and (3) payments due upon voluntary or involuntary dissolution, winding up, or liquidation of either Trust I or Trust II.

The trust preferred securities are mandatorily redeemable upon maturity of the Debentures on September 26, 2032 for Trust I and September 28, 2035 for Trust II, or upon earlier redemption as provided in the indenture.

Neither Trust I nor Trust II are consolidated into the Company's consolidated financial statements and, accordingly, both entities are accounted for under the equity method and the junior subordinated debentures are reflected as debt on the consolidated balance sheet.

Business Concentrations. No individual or single group of related customer accounts is considered material in relation to the Banks' assets or deposits, or in relation to our overall business. However, at December 31, 2009 approximately 77% of the Bank's total loan portfolio consisted of real estate-secured loans, including real estate mortgage loans, real estate construction loans, consumer equity lines of credit, and agricultural loans secured by real estate. Moreover, our business activities are currently focused in the California counties of Plumas, Nevada, Placer, Lassen, Modoc, Shasta and Sierra and Washoe County in Nevada. Consequently, our results of operations and financial condition are dependent upon the general trends in these economies and, in particular, the residential and commercial real estate markets. In addition, the concentration of our operations in these areas of California and Nevada exposes us to greater risk than other banking companies with a wider geographic base in the event of catastrophes, such as earthquakes, fires and floods in these regions in California and Nevada.

Competition. With respect to commercial bank competitors, the business is largely dominated by a relatively small number of major banks with many offices operating over a wide geographical area. These banks have, among other advantages, the ability to finance wide-ranging and effective advertising campaigns and to allocate their resources to regions of highest yield and demand. Many of the major banks operating in the area offer certain services that we do not offer directly but may offer indirectly through correspondent institutions. By virtue of their greater total capitalization, such banks also have substantially higher lending limits than we do. For customers whose loan demands exceed our legal lending limit, we attempt to arrange for such loans on a participation basis with correspondent or other banks.

In addition to other banks, our competitors include savings institutions, credit unions, and numerous non-banking institutions such as finance companies, leasing companies, insurance companies, brokerage firms, and investment banking firms. In recent years, increased competition has also developed from specialized finance and non-finance companies that offer wholesale finance, credit card, and other consumer finance services, including on-line banking services and personal financial software. Strong competition for deposit and loan products affects the rates of those products as well as the terms on which they are offered to customers. Mergers between financial institutions have placed additional competitive pressure on banks within the industry to streamline their operations, reduce expenses, and increase revenues. Competition has also intensified due to federal and state interstate banking laws enacted in the mid-1990's, which permit banking organizations to expand into other states. The relatively large California market has been particularly attractive to out-of-state institutions. The Financial Modernization Act, which became effective March 11, 2000, has made it possible for full affiliations to occur between banks and securities firms, insurance companies, and other financial companies, and has also intensified competitive conditions.

Currently, within the Bank's branch service area there are 34 traditional banking branch offices of competing institutions, including 21 branches of 6 major banks. As of June 30, 2009, the Federal Deposit Insurance Corporation estimated the Bank's market share of insured deposits within the communities it serves to be as follows: Chester 67%, Quincy 59%, Portola 47%, Alturas 42%, Susanville 35%, Kings Beach 31%, Fall River Mills/Burney 19%, Truckee 16%, Tahoe City 4%, Redding less than 1% and 100% in the communities of Greenville, Westwood and Loyalton. Redding is the location of our most recently opened branch, which opened its doors in June 2007. During the first quarter of 2010 we closed our Westwood and Loyalton branches. The deposits at Westwood where transferred to our Chester office and Loyalton's deposits were transferred to our Portola branch.

Technological innovations have also resulted in increased competition in financial services markets. Such innovation has, for example, made it possible for non-depository institutions to offer customers automated transfer payment services that previously were considered traditional banking products. In addition, many customers now expect a choice of delivery systems and channels, including telephone, mail, home computer, mobile, ATMs, full-service branches, and/or in-store branches. The sources of competition in such products include traditional banks as well as savings associations, credit unions, brokerage firms, money market and other mutual funds, asset management groups, finance and insurance companies, internet-only financial intermediaries, and mortgage banking firms.

For many years we have countered rising competition by providing our own style of community-oriented, personalized service. We rely on local promotional activity, personal contacts by our officers, directors, employees, and shareholders, automated 24-hour banking, and the individualized service that we can provide through our flexible policies. This approach appears to be well-received by our customers who appreciate a more personal and customer-oriented environment in which to conduct their financial transactions. To meet the needs of customers who prefer to bank electronically, we offer telephone banking, mobile banking, remote deposit, and personal computer and internet banking with bill payment capabilities. This high tech and high touch approach allows the customers to tailor their access to our services based on their particular preference.

Employees. At December 31, 2009, the Company and its subsidiary employed 179 persons. On a full-time equivalent basis, we employed 163 persons. We believe our employee relations are excellent.

Code of Ethics

The Board of Directors has adopted a code of business conduct and ethics for directors, officers (including Plumas Bancorp's principal executive officer and principal financial officer) and financial personnel, known as the Corporate Governance Code of Ethics. This Code of Ethics Policy is available on Plumas Bancorp's website at www.plumasbank.com. Shareholders may request a free copy of the Code of Ethics Policy from Plumas Bancorp, Ms. Elizabeth Kuipers, Investor Relations, 35 S. Lindan Avenue, Quincy, California 95971.

Supervision and Regulation

The Company. As a bank holding company, we are subject to regulation under the Bank Holding Company Act of 1956, as amended, (the "BHCA"), and are registered with and subject to the supervision of the Federal Reserve Bank (the "FRB"). It is the policy of the FRB, that each bank holding company serve as a source of financial and managerial strength to its subsidiary banks. We are required to file reports with the FRB and provide such additional information as the FRB may require. The FRB has the authority to examine us and our subsidiary, as well as any arrangements between us and our subsidiary, with the cost of any such examination to be borne by us.

The BHCA requires us to obtain the prior approval of the FRB before acquisition of all or substantially all of the assets of any bank or ownership or control of the voting shares of any bank if, after giving effect to the acquisition, we would own or control, directly or indirectly, more than 5% of the voting shares of that bank. Amendments to the BHCA expand the circumstances under which a bank holding company may acquire control of all or substantially all of the assets of a bank located outside the State of California.

We may not engage in any business other than managing or controlling banks or furnishing services to our subsidiary, with the exception of certain activities which, in the opinion of the FRB, are so closely related to banking or to managing or controlling banks as to be incidental to banking. In addition, we are generally prohibited from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company unless that company is engaged in such authorized activities and the Federal Reserve approves the acquisition.

We and our subsidiary are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or provision of services. For example, with certain exceptions, the bank may not condition an extension of credit on a customer obtaining other services provided by us, the bank or any other subsidiary of ours, or on a promise by the customer not to obtain other services from a competitor. In addition, federal law imposes certain restrictions on transactions between the bank and its affiliates. As affiliates, the bank and we are subject, with certain exceptions, to the provisions of federal law imposing limitations on and requiring collateral for extensions of credit by the bank to any affiliate.

The Bank. As a California state-chartered bank that is not a member of the Federal Reserve, Plumas Bank is subject to primary supervision, examination and regulation by the FDIC, the California Department of Financial Institutions (the "DFI") and is subject to applicable regulations of the FRB. The Bank's deposits are insured by the FDIC to applicable limits. As a consequence of the extensive regulation of commercial banking activities in California and the United States, banks are particularly susceptible to changes in California and federal legislation and regulations, which may have the effect of increasing the cost of doing business, limiting permissible activities or increasing competition.

Various other requirements and restrictions under the laws of the United States and the State of California affect the operations of the Bank. Federal and California statutes and regulations relate to many aspects of the Bank's operations, including reserves against deposits, interest rates payable on deposits, loans, investments, mergers and acquisitions, borrowings, dividends, branching, capital requirements and disclosure obligations to depositors and borrowers. California law presently permits a bank to locate a branch office in any locality in the state. Additionally, California law exempts banks from California usury laws.

Capital Standards. The FRB and the FDIC have risk-based capital adequacy guidelines intended to provide a measure of capital adequacy that reflects the degree of risk associated with a banking organization's operations for both transactions reported on the balance sheet as assets, and transactions, such as letters of credit and recourse arrangements, which are reported as off-balance-sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off-balance-sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as certain U.S. government securities, to 100% for assets with relatively higher credit risk, such as business loans.

A banking organization's risk-based capital ratios are obtained by dividing its qualifying capital by its total risk-adjusted assets and off-balance-sheet items. The regulators measure risk-adjusted assets and off-balance-sheet items against both total qualifying capital (the sum of Tier 1 capital and limited amounts of Tier 2 capital) and Tier 1 capital. Tier 1 capital consists of common stock, retained earnings, noncumulative perpetual preferred stock and minority interests in certain subsidiaries, less most other intangible assets. Tier 2 capital may consist of a limited amount of the allowance for loan and lease losses and certain other instruments with some characteristics of equity. The inclusion of elements of Tier 2 capital is subject to certain other requirements and limitations of the federal banking agencies. Since December 31, 1992, the FRB and the FDIC have required a minimum ratio of qualifying total capital to risk-adjusted assets and off-balance-sheet items of 8%, and a minimum ratio of Tier 1 capital to risk-adjusted assets and off-balance-sheet items of 4%.

In addition to the risk-based guidelines, the FRB and FDIC require banking organizations to maintain a minimum amount of Tier 1 capital to average total assets, referred to as the leverage ratio. For a banking organization rated in the highest of the five categories used by regulators to rate banking organizations, the minimum leverage ratio of Tier 1 capital to total assets is 3%. It is improbable; however, that an institution with a 3% leverage ratio would receive the highest rating by the regulators since a strong capital position is a significant part of the regulators' ratings. For all banking organizations not rated in the highest category, the minimum leverage ratio is at least 100 to 200 basis points above the 3% minimum. Thus, the effective minimum leverage ratio, for all practical purposes, is at least 4% or 5%. In addition to these uniform risk-based capital guidelines and leverage ratios that apply across the industry, the FRB and FDIC have the discretion to set individual minimum capital requirements for specific institutions at rates significantly above the minimum guidelines and ratios.

A bank that does not achieve and maintain the required capital levels may be issued a capital directive by the FDIC to ensure the maintenance of required capital levels. As discussed above, we are required to maintain certain levels of capital, as is the Bank. The regulatory capital guidelines as well as the actual capitalization for the Bank and Bancorp as of December 31, 2009 follow:

	Requirement for the Bank to be:			
	Adequately Capitalized	Well Capitalized	Plumas Bank	Plumas Bancorp
Tier 1 leverage capital ratio	4.0%	5.0%	7.4%	7.9%
Tier 1 risk-based capital ratio	4.0%	6.0%	9.8%	10.4%
Total risk-based capital ratio	8.0%	10.0%	11.0%	11.6%

Prompt Corrective Action. Federal banking agencies possess broad powers to take corrective and other supervisory action to resolve the problems of insured depository institutions, including those institutions that fall below one or more prescribed minimum capital ratios described above. An institution that, based upon its capital levels, is classified as well capitalized, adequately capitalized, or undercapitalized may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition or an unsafe or unsound practice warrants such treatment. At each successive lower capital category, an insured depository institution is subject to more restrictions.

In addition to measures taken under the prompt corrective action provisions, commercial banking organizations may be subject to potential enforcement actions by the federal regulators for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation, or any condition imposed in writing by the agency or any written agreement with the agency. Enforcement actions may include the imposition of a conservator or receiver, the issuance of a cease-and-desist order that can be judicially enforced, the termination of insurance of deposits (in the case of a depository institution), the imposition of civil money penalties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the issuance of removal and prohibition orders against institution-affiliated parties and the enforcement of such actions through injunctions or restraining orders based upon a judicial determination that the agency would be harmed if such equitable relief was not granted. Additionally, a holding company's inability to serve as a source of strength to its subsidiary banking organizations could serve as an additional basis for a regulatory action against the holding company.

Premiums for Deposit Insurance. The deposit insurance fund of the FDIC insures our customer deposits up to prescribed limits for each depositor. The Federal Deposit Insurance Reform Act of 2005 and the Federal Deposit Insurance Reform Conforming Amendments Act of 2005 amended the insurance of deposits by the FDIC and collection of assessments from insured depository institutions for deposit insurance. The FDIC approved a final rule in 2006 and amended the rule in February 2009 that sets an insured depository institution's assessment rate on different factors that pose a risk of loss to the Deposit Insurance Fund, including the institution's recent financial ratios and supervisory ratings, and level of reliance on a significant amount of secured liabilities or significant amount of brokered deposits (except that the factor of brokered deposits will not be considered for well capitalized institutions that are not accompanied by rapid growth). The FDIC also in February 2009 set the assessment base rates to range between $0.12 to $0.16 per $100 of insured deposits on an annual basis. In May 2009, the FDIC imposed a special assessment of 5 basis points on each insured depository institution's assets less its Tier 1 capital payable on September 30, 2009 with a ceiling of 10 basis points of an institution's domestic deposits. In November 2009, the FDIC approved a final rule to require all insured depository institutions including the Bank to prepay three years of FDIC assessments in the fourth quarter of 2009, except in the event such prepayment is waived by the FDIC. The amount of this prepaid assessment was $3.6 million which the

Bank paid on December 30, 2009. While the prepaid assessments are not charged to income for 2009 but rather ratably over three years beginning in 2010, the quarterly amount paid reduced the cash and liquidity of the Bank at year end 2009. Due to the significant losses at failed banks and expected losses for banks that will fail, it is likely that FDIC insurance fund assessments on the Bank will continue to increase and such assessments may materially adversely affect the profitability of the Bank.

Any increase in assessments or the assessment rate could have a material adverse effect on our business, financial condition, results of operations or cash flows, depending on the amount or frequency of the assessment. Furthermore, the FDIC is authorized to raise insurance premiums under certain circumstances.

The FDIC is authorized to terminate a depository institution's deposit insurance upon a finding by the FDIC that the institution's financial condition is unsafe or unsound or that the institution has engaged in unsafe or unsound practices or has violated any applicable rule, regulation, order or condition enacted or imposed by the institution's regulatory agency. The termination of deposit insurance for the bank would have a material adverse effect on our business, financial condition, results of operations and/or cash flows.

Federal Home Loan Bank System. The Bank is a member of the Federal Home Loan Bank of San Francisco (the "FHLB-SF"). Among other benefits, each Federal Home Loan Bank ("FHLB") serves as a reserve or central bank for its members within its assigned region. Each FHLB is financed primarily from the sale of consolidated obligations of the FHLB system. Each FHLB makes available loans or advances to its members in compliance with the policies and procedures established by the Board of Directors of the individual FHLB. The FHLB-SF utilizes a single class of stock with a par value of $100 per share, which may be issued, exchanged, redeemed and repurchased only at par value. As an FHLB member, the Bank is required to own FHLB –SF capital stock in an amount equal to the greater of:

- a membership stock requirement with an initial cap of $25 million (100% of "membership asset value" as defined), or
- an activity based stock requirement (based on percentage of outstanding advances).

The FHLB – SF capital stock is redeemable on five years written notice, subject to certain conditions.

At December 31, 2009 the Bank owned 19,328 shares of the FHLB-SF capital stock.

Federal Reserve System. The FRB requires all depository institutions to maintain non-interest bearing reserves at specified levels against their transaction accounts and non-personal time deposits. At December 31, 2009, we were in compliance with these requirements.

Impact of Monetary Policies. The earnings and growth of the Company are subject to the influence of domestic and foreign economic conditions, including inflation, recession and unemployment. The earnings of the Company are affected not only by general economic conditions but also by the monetary and fiscal policies of the United States and federal agencies, particularly the FRB. The FRB can and does implement national monetary policy, such as seeking to curb inflation and combat recession, by its open market operations in United States Government securities and by its control of the discount rates applicable to borrowings by banks from the FRB. The actions of the FRB in these areas influence the growth of bank loans and leases, investments and deposits and affect the interest rates charged on loans and leases and paid on deposits. The FRB's policies have had a significant effect on the operating results of commercial banks and are expected to continue to do so in the future. The nature and timing of any future changes in monetary policies are not predictable.

Extensions of Credit to Insiders and Transactions with Affiliates. The *Federal Reserve Act* and FRB *Regulation O* place limitations and conditions on loans or extensions of credit to:

- a bank's or bank holding company's executive officers, directors and principal shareholders (*i.e.*, in most cases, those persons who own, control or have power to vote more than 10% of any class of voting securities),
- any company controlled by any such executive officer, director or shareholder, or
- any political or campaign committee controlled by such executive officer, director or principal shareholder.

Loans and leases extended to any of the above persons must comply with loan-to-one-borrower limits, require prior full board approval when aggregate extensions of credit to the person exceed specified amounts, must be made on substantially the same terms (including interest rates and collateral) as, and follow credit-underwriting procedures that are not less stringent than, those prevailing at the time for comparable transactions with non-insiders, and must not involve more than the normal risk of repayment or present other unfavorable features. In addition, Regulation O provides that the aggregate limit on extensions of credit to all insiders of a bank as a group cannot exceed the bank's unimpaired capital and unimpaired surplus. Regulation O also prohibits a bank from paying an overdraft on an account of an executive officer or director, except pursuant to a written pre-authorized interest-bearing extension of credit plan that specifies a method of repayment or a written pre-authorized transfer of funds from another account of the officer or director at the bank.

Consumer Protection Laws and Regulations. The banking regulatory agencies are focusing greater attention on compliance with consumer protection laws and their implementing regulations. Examination and enforcement have become more intense in nature, and insured institutions have been advised to monitor carefully compliance with such laws and regulations. The Company is subject to many federal and state consumer protection and privacy statutes and regulations, some of which are discussed below.

The *Community Reinvestment Act* (the "CRA") is intended to encourage insured depository institutions, while operating safely and soundly, to help meet the credit needs of their communities. The CRA specifically directs the federal regulatory agencies, in examining insured depository institutions, to assess a bank's record of helping meet the credit needs of its entire community, including low- and moderate-income neighborhoods, consistent with safe and sound banking practices. The CRA further requires the agencies to take a financial institution's record of meeting its community credit needs into account when evaluating applications for, among other things, domestic branches, mergers or acquisitions, or holding company formations. The agencies use the CRA assessment factors in order to provide a rating to the financial institution. The ratings range from a high of "outstanding" to a low of "substantial noncompliance." In its last examination for CRA compliance, as of August 2005, the Bank was rated "satisfactory."

The *Equal Credit Opportunity Act* (the "ECOA") generally prohibits discrimination in any credit transaction, whether for consumer or business purposes, on the basis of race, color, religion, national origin, sex, marital status, age (except in limited circumstances), receipt of income from public assistance programs, or good faith exercise of any rights under the Consumer Credit Protection Act.

The *Truth in Lending Act* (the "TILA") is designed to ensure that credit terms are disclosed in a meaningful way so that consumers may compare credit terms more readily and knowledgeably. As a result of the TILA, all creditors must use the same credit terminology to express rates and payments, including the annual percentage rate, the finance charge, the amount financed, the total of payments and the payment schedule, among other things.

The *Fair Housing Act* (the "FH Act") regulates many practices, including making it unlawful for any lender to discriminate in its housing-related lending activities against any person because of race, color, religion, national origin, sex, handicap or familial status. A number of lending practices have been found by the courts to be, or may be considered, illegal under the FH Act, including some that are not specifically mentioned in the FH Act itself.

The *Home Mortgage Disclosure Act* (the "HMDA"), in response to public concern over credit shortages in certain urban neighborhoods, requires public disclosure of information that shows whether financial institutions are serving the housing credit needs of the neighborhoods and communities in which they are located. The HMDA also includes a "fair lending" aspect that requires the collection and disclosure of data about applicant and borrower characteristics as a way of identifying possible discriminatory lending patterns and enforcing anti-discrimination statutes.

The *Right to Financial Privacy Act* (the "RFPA") imposes a new requirement for financial institutions to provide new privacy protections to consumers. Financial institutions must provide disclosures to consumers of its privacy policy, and state the rights of consumers to direct their financial institution not to share their nonpublic personal information with third parties.

Finally, the *Real Estate Settlement Procedures Act* (the "RESPA") requires lenders to provide noncommercial borrowers with disclosures regarding the nature and cost of real estate settlements. Also, RESPA prohibits certain abusive practices, such as kickbacks, and places limitations on the amount of escrow accounts.

Penalties for noncompliance or violations under the above laws may include fines, reimbursement and other penalties. Due to heightened regulatory concern related to compliance with CRA, ECOA, TILA, FH Act, HMDA, RFPA and RESPA generally, the Company may incur additional compliance costs or be required to expend additional funds for investments in its local communities.

Recent Legislation and Other Changes. Federal and state laws affecting banking are enacted from time to time, and similarly federal and state regulations affecting banking are also adopted from time to time. The following include some of the recent laws and regulations affecting banking.

In May 2009 the Helping Families Save Their Homes Act of 2009 was enacted to help consumers avoid mortgage foreclosures on their homes through certain loss mitigation actions including special forbearance, loan modification, pre-foreclosure sale, deed in lieu of foreclosure, support for borrower housing counseling, subordinate lien resolution, and borrower relocation. The new law permits the Secretary of Housing and Urban Development (HUD), for mortgages either in default or facing imminent default, to: (1) authorize the modification of such mortgages; and (2) establish a program for payment of a partial claim to a mortgagee who agrees to apply the claim amount to payment of a mortgage on a 1- to 4-family residence. In implementing the law, the Secretary of HUD is authorized to (1) provide compensation to the mortgagee for lost income on monthly mortgage payments due to interest rate reduction; (2) reimburse the mortgagee from a guaranty fund in connection with activities that the mortgagee is required to undertake concerning repayment by the mortgagor of the amount owed to HUD; (3) make payments to the mortgagee on behalf of the borrower, under terms defined by HUD; and (4) make mortgage modification with terms extended up to 40 years from the modification date. The new law also authorizes the Secretary of HUD to: (1) reassign the mortgage to the mortgagee; (2) act as a Government National Mortgage Association (GNMA or Ginnie Mae) issuer, or contract with an entity for such purpose, in order to pool the mortgage into a Ginnie Mae security; or (3) resell the mortgage in accordance with any program established for purchase by the federal government of insured mortgages. The new law also amends the Foreclosure Prevention Act of 2008, with respect to emergency assistance for the redevelopment of abandoned and foreclosed homes (neighborhood stabilization), to authorize each state that has received certain minimum allocations and has fulfilled certain requirements, to distribute any remaining amounts to areas with homeowners at risk of foreclosure or in foreclosure without regard to the percentage of home foreclosures in such areas.

Also in May 2009, the Credit Card Act of 2009 was enacted to help consumers and ban certain practices of credit card issuers. The new law allows interest rate hikes on existing balances only under limited conditions, such as when a promotional rate ends, there is a variable rate or if the cardholder makes a late payment. Interest rates on new transactions can increase only after the first year. Significant changes in terms on accounts cannot occur without 45 days' advance notice of the change. The new law bans raising interest rates on customers based on their payment records with other unrelated credit issuers (such as utility companies and other creditors) for existing credit card balances, though card issuers would still be allowed to use universal default on future credit card balances if they give at least 45 days' advance notice of the change. The new law allows consumers to opt out of certain significant changes in terms on their accounts. Opting out means cardholders agree to close their accounts and pay off the balance under the old terms. They have at least five years to pay the balance. Credit card issuers will be banned from issuing credit cards to anyone under 21, unless they have adult co-signers on the accounts or can show proof they have enough income to repay the card debt. Credit card companies must stay at least 1,000 feet from college campuses if they are offering free pizza or other gifts to entice students to apply for credit cards.

The new requires card issuers to give card account holders "a reasonable amount of time" to make payments on monthly bills. That means payments would be due at least 21 days after they are mailed or delivered. Credit card issuers would no longer be able to set early morning or other arbitrary deadlines for payments. When consumers have accounts that carry different interest rates for different types of purchases payments in excess of the minimum amount due must go to balances with higher interest rates first. Consumers must "opt in" to over-limit fees. Those who opt out would have their transactions rejected if they exceed their credit limits, thus avoiding over-limit fees. Fees charged for going over the limit must be reasonable. Finance charges on outstanding credit card balances would be computed based on purchases made in the current cycle rather than going back to the previous billing cycle to calculate interest charges. Fees on credit cards cannot exceed 25 percent of the available credit limit in the first year of the card. Credit card issuers must disclose to cardholders the consequences of making only minimum payments each month, namely how long it would take to pay off the entire balance if users only made the minimum monthly payment. Issuers must also provide information on how much users must pay each month if they want to pay off their balances in 36 months, including the amount of interest.

On February 17, 2009, the American Recovery and Reinvestment Act of 2009 ("ARRA") was enacted to provide stimulus to the struggling US economy. ARRA authorizes spending of $787 billion, including about $288 billion for tax relief, $144 billion for state and local relief aid, and $111 billion for infrastructure and science. In addition, ARRA includes additional executive compensation restrictions for recipients of funds from the US Treasury under the Troubled Assets Relief Program of the Emergency Economic Stimulus Act of 2008 ("EESA"). The provisions of EESA amended by the ARRA include (i) expanding the coverage of the executive compensation limits to as many as the 25 most highly compensated employees of a TARP funds recipient and its affiliates for certain aspects of executive compensation limits and (ii) specifically limiting incentive compensation of covered executives to one-third of their annual compensation which is required to be paid in restricted stock that does not vest until all of the TARP funds are no longer outstanding (note that if TARP warrants remain outstanding and no other TARP instruments are outstanding, then such warrants would not be considered outstanding for purposes of this incentive compensation restriction. In addition, the board of directors of any TARP recipient is required under EESA, as amended to have a company-wide policy regarding excessive or luxury expenditures, as identified by the Treasury, which may include excessive expenditures on entertainment or events; office and facility renovations; aviation or other transportation services; or other activities or events that are not reasonable expenditures for staff development, reasonable performance incentives, or other similar measures conducted in the normal course of the business operations of the TARP recipient.

EESA, as amended by ARRA, provides for a new incentive compensation restriction for financial institutions receiving TARP funds. The number of executives and employees covered by this new incentive compensation restriction depends on the amount of TARP funds received by such entity. For community banks that have or will receive less than $25 million, the new incentive compensation restriction applies only to the highest paid employee. This new incentive compensation restriction prohibits a TARP recipient from paying or accruing any bonus, retention award, or incentive compensation during the period in which any TARP obligation remains outstanding, except that such prohibition shall not apply to the payment of long-term restricted stock by such TARP recipient, provided that such long-term restricted stock (i) does not fully vest during the period in which any TARP obligation remains outstanding, (ii) has a value in an amount that is not greater than 1/3 of the total amount of annual compensation of the employee receiving the stock; and (iii) is subject to such other terms and conditions as the Secretary of the Treasury may determine is in the public interest. In addition, this prohibition does not prohibit any bonus payment required to be paid pursuant to a written employment contract executed on or before February 11, 2009, as such valid employment contracts are determined by the Treasury.

EESA was amended by ARRA to also provide additional corporate governance provisions with respect to executive compensation including the following:

- ESTABLISHMENT OF STANDARDS - During the period in which any TARP obligation remains outstanding, each TARP recipient shall be subject to the standards in the regulations issued by the Treasury with respect to executive compensation limitations for TARP recipients, and the provisions of section 162(m)(5) of the Internal Revenue Code of 1986, as applicable (nondeductibility of executive compensation in excess of $500,000).

- COMPLIANCE WITH STANDARDS - The Treasury is required to see that each TARP recipient meet the required standards for executive compensation and corporate governance.

- SPECIFIC REQUIREMENTS FOR THE REQUIRED STANDARDS -

  - Limits on compensation that exclude incentives for senior executive officers of the TARP recipient to take unnecessary and excessive risks that threaten the value of the financial institution during the period in which any TARP obligation remains outstanding.

  - A clawback requirement by such TARP recipient of any bonus, retention award, or incentive compensation paid to a senior executive officer and any of the next 20 most highly-compensated employees of the TARP recipient based on statements of earnings, revenues, gains, or other criteria that are later found to be materially inaccurate.

  - A prohibition on such TARP recipient making any golden parachute payment to a senior executive officer or any of the next 5 most highly-compensated employees of the TARP recipient during the period in which any TARP obligation remains outstanding.

  - A prohibition on any compensation plan that would encourage manipulation of the reported earnings of such TARP recipient to enhance the compensation of any of its employees.

  - A requirement for the establishment of an independent Compensation Committee that meets at least twice a year to discuss and evaluate employee compensation plans in light of an assessment of any risk posed to the TARP recipient from such plans. For a non SEC company that is a TARP recipient that has received $25,000,000 or less of TARP assistance, the duties of the compensation committee may be carried out by the board of directors of such TARP recipient.

In addition, EESA as amended by ARRA provides that for any TARP recipient, its annual meeting materials shall include a nonbinding shareholder approval proposal of executive compensation for shareholders to vote. The SEC is to establish regulations to implement this provision. While nonpublic companies are required to include this proposal, it is not known what the regulations will provide as to executive compensation disclosure requirements of such TARP recipients, and whether they will be as extensive as the existing SEC executive compensation requirements. In addition, shareholders are allowed to present other nonbinding proposals with respect to executive compensation.

ARRA also provides $730 million to the SBA and makes changes to the agency's lending and investment programs so that they can reach more small businesses that need help. The funding includes:

- $375 million for temporarily eliminating fees on SBA-backed loans and raising SBA's guarantee percentage on some loans to 90 percent.
- $255 million for a new loan program to help small businesses meet existing debt payments
- $30 million for expanding SBA's Microloan program, enough to finance up to $50 million in new lending and $24 million in technical assistance grants to microlenders.

On February 10, 2009, the U. S. Treasury, the Federal Reserve Board, the FDIC, the Office of the Comptroller of the Currency, and the Office of Thrift Supervision all announced a comprehensive set of measures to restore confidence in the strength of U.S. financial institutions and restart the critical flow of credit to households and businesses. This program is intended to restore the flows of credit necessary to support recovery.

The core program elements include:

- A new Capital Assistance Program to help ensure that our banking institutions have sufficient capital to withstand the challenges ahead, paired with a supervisory process to produce a more consistent and forward-looking assessment of the risks on banks' balance sheets and their potential capital needs.
- A new Public-Private Investment Fund on an initial scale of up to $500 billion, with the potential to expand up to $1 trillion, to catalyze the removal of legacy assets from the balance sheets of financial institutions. This fund will combine public and private capital with government financing to help free up capital to support new lending.
- A new Treasury and Federal Reserve initiative to dramatically expand – up to $1 trillion – the existing Term Asset-Backed Securities Lending Facility (TALF) in order to reduce credit spreads and restart the securitized credit markets that in recent years supported a substantial portion of lending to households, students, small businesses, and others.
- An extension of the FDIC's Temporary Liquidity Guarantee Program to October 31, 2009. A new framework of governance and oversight to help ensure that banks receiving funds are held responsible for appropriate use of those funds through stronger conditions on lending, dividends and executive compensation along with enhanced reporting to the public.

In October 2008, the President signed the Emergency Economic Stabilization Act of 2008 ("EESA"), in response to the global financial crisis of 2008 authorizing the United States Secretary of the Treasury with authority to spend up to $700 billion to purchase distressed assets, especially mortgage-backed securities, under the Troubled Assets Relief Program ("TARP") and make capital injections into banks under the Capital Purchase Program. EESA gives the government the unprecedented authority to buy troubled assets on balance sheets of financial institutions under the Troubled Assets Relief Program and increases the limit on insured deposits from $100,000 to $250,000 through December 31, 2009. Some of the other provisions of EESA are as follows:

- accelerated from 2011 to 2008 the date that the Federal Reserve Bank could pay interest on deposits of banks held with the Federal Reserve to meet reserve requirements;
- to the extent that the U. S. Treasury purchases mortgage securities as part of TARP, the Treasury shall implement a plan to minimize foreclosures including using guarantees and credit enhancements to support reasonable loan modifications, and to the extent loans are owned by the government to consent to the reasonable modification of such loans;
- limits executive compensation for executives for TARP participating financial institutions including a maximum corporate tax deduction limit of $500,000 for each of the top five highest paid executives of such institution, requiring clawbacks of incentive compensation that were paid based on inaccurate or false information, limiting golden parachutes for involuntary and certain voluntary terminations to 2.99x their average annual salary and bonus for the last five years, and prohibiting the payment of incentive compensation that encourages management to take unnecessary and excessive risks with respect to the institution;
- extends the mortgage debt forgiveness provision of the Mortgage Forgiveness Debt Relief Act of 2007 by three years (2012) to ease the income tax burden on those involved with certain foreclosures; and
- qualified financial institutions may count losses on FNMA and FHLMC preferred stock against ordinary income, rather than capital gain income.

On February 10, 2009, the Treasury Secretary announced a new comprehensive financial stability legislation (the "Financial Stability Plan"), which earmarked the second $350 billion of unused funds originally authorized under the EESA. The major elements of the Financial Stability Plan included: (i) a capital assistance program that has invested in convertible preferred stock of certain qualifying institutions, (ii) a consumer and business lending initiative to fund new consumer loans, small business loans and commercial mortgage asset-backed securities issuances, (iii) a public/private investment fund intended to leverage public and private capital with public financing to purchase up to $500 billion to $1 trillion of legacy "toxic assets" from financial institutions, and (iv) assistance for homeowners by providing up to $75 billion to reduce mortgage payments and interest rates and establishing loan modification guidelines for government and private programs.

On October 22, 2009, the Federal Reserve Board issued a comprehensive proposal on incentive compensation policies intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. The proposal, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon the key principles that a banking organization's incentive compensation arrangements should (i) provide incentives that do not encourage risk-taking beyond the organization's ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the organization's board of directors. The proposal also contemplates a detailed review by the Federal Reserve Board of the incentive compensation policies and practices of a number of "large, complex banking organizations." Any deficiencies in compensation practices that are identified may be incorporated into the organization's supervisory ratings, which can affect its ability to make acquisitions or perform other actions. In addition, the proposal provides that enforcement actions may be taken against a banking organization if its incentive compensation arrangements or related risk-management control or governance processes pose a risk to the organization's safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies. Similarly, on January 12, 2010, the FDIC announced that it would seek public comment through advance notice of rule making on whether banks with compensation plans that encourage risky behavior should be charged at higher deposit assessment rates than such banks would otherwise be charged.

On September 3, 2009, the U.S. Treasury issued a policy statement entitled "Principles for Reforming the U.S. and International Regulatory Capital Framework for Banking Firms." The statement was developed in consultation with the U.S. bank regulatory agencies and sets forth eight "core principles" intended to shape a new international capital accord. Six of the core principles relate directly to bank capital requirements. The statement contemplates changes to the existing regulatory capital regime that would involve substantial revisions to, if not replacement of, major parts of the Basel I and Basel II and affect all regulated banking organizations and other systemically important institutions. The statement calls for higher and stronger capital requirements for bank and non-bank financial firms that are deemed to pose a risk to financial stability due to their combination of size, leverage, interconnectedness and liquidity risk. The statement suggested that changes to the regulatory capital framework be phased in over a period of several years with a recommended schedule providing for a comprehensive international agreement by December 31, 2010, with the implementation of reforms by December 31, 2012, although it does remain possible that U.S. bank regulatory agencies could officially adopt, or informally implement, new capital standards at an earlier date. Following the issuance of the statement, on December 17, 2009, the Basel committee issued a set of proposals (the "Capital Proposals") that would significantly revise the definitions of Tier 1 capital and Tier 2 capital, with the most significant changes being to Tier 1 capital. Most notably, the Capital Proposals would disqualify certain structured capital instruments, such as trust preferred securities, from Tier 1 capital status. The Capital Proposals would also re-emphasize that common equity is the predominant component of Tier 1 capital by adding a minimum common equity to risk-weighted assets ratio and requiring that goodwill, general intangibles and certain other items that currently must be deducted from Tier 1 capital instead be deducted from common equity as a component of Tier 1 capital. The Capital Proposals also leave open the possibility that the Basel committee will recommend changes to the minimum Tier 1 capital and total capital ratios of 4.0% and 8.0%, respectively. Concurrently with the release of the Capital Proposals, the Basel committee also released a set of proposals related to liquidity risk exposure (the "Liquidity Proposals"). The Liquidity Proposals have three key elements, including the implementation of (i) a "liquidity coverage ratio" designed to ensure that a bank maintains an adequate level of unencumbered, high-quality assets sufficient to meet the bank's liquidity needs over a 30-day time horizon under an acute liquidity stress scenario, (ii) a "net stable funding ratio" designed to promote more medium and long-term funding of the assets and activities of banks over a one-year time horizon, and (iii) a set of monitoring tools that the Basel committee indicates should be considered as the minimum types of information that banks should report to supervisors and that supervisors should use in monitoring the liquidity risk profiles of supervised entities.

In June 2009, the Administration proposed a wide range of regulatory reforms that, if enacted, may have significant effects on the financial services industry in the United States. Significant aspects of the Administration's proposals included, among other things, proposals (i) that any financial firm whose combination of size, leverage and interconnectedness could pose a threat to financial stability be subject to certain enhanced regulatory requirements, (ii) that federal bank regulators require loan originators or sponsors to retain part of the credit risk of securitized exposures, (iii) that there be increased regulation of broker-dealers and investment advisers, (iv) for the creation of a federal consumer financial protection agency that would, among other things, be charged with applying consistent regulations to similar products (such as imposing certain notice and consent requirements on consumer overdraft lines of credit), (v) that there be comprehensive regulation of OTC derivatives, (vi) that the controls on the ability of banking institutions to engage in transactions with affiliates be tightened, and (vii) that financial holding companies be required to be "well-capitalized" and "well-managed" on a consolidated basis. The Congress, state lawmaking bodies and federal and state regulatory agencies continue to consider a number of wide-ranging and comprehensive proposals for altering the structure, regulation and competitive relationships of the nation's financial institutions, including rules and regulations related to the broad range of reform proposals set forth by the Obama administration described above. Along with amendments to the Administration's proposal there are separate comprehensive financial reform bills intended to address in part or whole or vary in part or in whole from the proposals set forth by the Administration were introduced in both houses of Congress in the second half of 2009 and in 2010 and remain under review by both the U.S. House of Representatives and the U.S. Senate.

The Temporary Liquidity Guarantee Program was implemented by the FDIC on October 14, 2008 to mitigate the lack of liquidity in the financial markets. The Temporary Liquidity Guarantee Program has two primary components: the Debt Guarantee Program, by which the FDIC will guarantee the payment of certain newly-issued senior unsecured debt, and the Transaction Account Guarantee Program, by which the FDIC will guarantee certain noninterest-bearing and low interest-bearing transaction accounts. The Debt Guarantee Program provides for an FDIC guarantee as to the payment of all senior unsecured debt (with a term of more than 30 days) issued by a qualified participating entity (insured depository institutions, bank and financial holding companies, and certain savings and loan holding companies) up to a limit of 125 percent of all senior unsecured debt outstanding on September 30, 2008, and maturing by June 30, 2009. The FDIC guarantee is until June 30, 2012, and the fee for such guarantee depends on the term with a maximum of 100 basis points for terms in excess of 365 days. The Transaction Account Guarantee Program is the second part of the FDIC's Temporary Liquidity Guarantee Program. The FDIC provides for a temporary full guarantee held at a participating FDIC-insured depository institution of noninterest-bearing and low interest-bearing transaction accounts above the existing deposit insurance limit at the additional cost of 10 basis points per annum. This coverage became effective on October 14, 2008, and will continue through June 30, 2010.

On July 30, 2008, the Housing and Economic Recovery Act was was signed the President. It authorizes the Federal Housing Administration to guarantee up to $300 billion in new 30-year fixed rate mortgages for subprime borrowers if lenders write-down principal loan balances to 90 percent of current appraisal value. It is also intended to restore confidence in Fannie Mae and Freddie Mac by strengthening regulations and injecting capital into them. States will be authorized to refinance subprime loans using mortgage revenue bonds. It also establishes the Federal Housing Finance Agency out of the Federal Housing Finance Board and Office of Federal Housing Enterprise Oversight.

In 2008, the Federal Reserve Board, the FDIC, the Office of the Comptroller of the Currency, and the Office of Thrift Supervision amended their regulatory capital rules to permit banks, bank holding companies, and savings associations (as to any of these a "financial institution") to reduce the amount of goodwill that a banking organization must deduct from tier 1 capital by the amount of any deferred tax liability associated with that goodwill. However, a financial institution that reduces the amount of goodwill deducted from tier 1 capital by the amount of the deferred tax liability is not permitted to net this deferred tax liability against deferred tax assets when determining regulatory capital limitations on deferred tax assets. For these financial institutions, the amount of goodwill deducted from tier 1 capital will reflect each institution's maximum exposure to loss in the event that the entire amount of goodwill is impaired or derecognized, an event which triggers the concurrent derecognition of the related deferred tax liability for financial reporting purposes.

On October 7, 2008 the FDIC adopted a restoration plan that would increase the rates banks pay for deposit insurance, and proposed rules for adjusting the system that determines what deposit insurance premium rate a bank pays the FDIC. Currently, banks pay anywhere from five basis points to 43 basis points for deposit insurance. Under the proposal rule, the assessment rate schedule would be raised uniformly by 7 basis points (annualized) beginning on January 1, 2009. Beginning with the second quarter of 2009, changes would be made to the deposit insurance assessment system to make the increase in assessments fairer by requiring riskier institutions to pay a larger share. Together, the proposed changes would improve the way the system differentiates risk among insured institutions and help ensure that the reserve ratio returns to at least 1.15 percent by the end of 2013. The proposed changes to the assessment system include assessing higher rates to institutions with a significant reliance on secured liabilities, which generally raises the FDIC's loss in the event of failure without providing additional assessment revenue. The proposal also would assess higher rates for institutions with a significant reliance on brokered deposits but, for well-managed and well-capitalized institutions, only when accompanied by rapid asset growth. Brokered deposits combined with rapid asset growth have played a role in a number of costly failures, including some recent ones. The proposal also would provide incentives in the form of a reduction in assessment rates for institutions to hold long-term unsecured debt and, for smaller institutions, high levels of Tier 1 capital. The FDIC also voted to maintain the Designated Reserve Ratio at 1.25 percent as a signal of its long term target for the fund.

The Federal Reserve Board in October 2008 approved final amendments to Regulation C that revise the rules for reporting price information on higher-priced mortgage loans. The changes are intended to improve the accuracy and usefulness of data reported under the Home Mortgage Disclosure Act. Regulation C currently requires lenders to collect and report the spread between the annual percentage rate (APR) on a mortgage loan and the yield on a Treasury security of comparable maturity if the spread is greater than 3.0 percentage points for a first lien loan or greater than 5.0 percentage points for a subordinate lien loan. This difference is known as a rate spread. Under the final rule, a lender will report the spread between the loan's APR and a survey-based estimate of APRs currently offered on prime mortgages of a comparable type ("average prime offer rate") if the spread is equal to or greater than 1.5 percentage points for a first lien loan or equal to or greater than 3.5 percentage points for a subordinate-lien loan. The Board will publish average prime offer rates based on the Primary Mortgage Market Survey® currently published by Freddie Mac. In setting the rate spread reporting threshold, the Board sought to cover subprime mortgages and generally avoid covering prime mortgages. The changes to Regulation C conform the threshold for rate spread reporting to the definition of higher-priced mortgage loans adopted by the Board under Regulation Z (Truth in Lending) in July of 2008.

The Federal Reserve Board in July 2008 approved a final rule for home mortgage loans to better protect consumers and facilitate responsible lending. The rule prohibits unfair, abusive or deceptive home mortgage lending practices and restricts certain other mortgage practices. The final rule also establishes advertising standards and requires certain mortgage disclosures to be given to consumers earlier in the transaction. The final rule, which amends Regulation Z (Truth in Lending) and was adopted under the Home Ownership and Equity Protection Act (HOEPA), largely follows a proposal released by the Board in December 2007, with enhancements that address ensuing public comments, consumer testing, and further analysis.

The final rule adds four key protections for a newly defined category of "higher-priced mortgage loans" secured by a consumer's principal dwelling. For loans in this category, these protections will:

- Prohibit a lender from making a loan without regard to borrowers' ability to repay the loan from income and assets other than the home's value. A lender complies, in part, by assessing repayment ability based on the highest scheduled payment in the first seven years of the loan. To show that a lender violated this prohibition, a borrower does not need to demonstrate that it is part of a "pattern or practice."
- Require creditors to verify the income and assets they rely upon to determine repayment ability.
- Ban any prepayment penalty if the payment can change in the initial four years. For other higher-priced loans, a prepayment penalty period cannot last for more than two years.
- Require creditors to establish escrow accounts for property taxes and homeowner's insurance for all first-lien mortgage loans.

In addition to the rules governing higher-priced loans, the rules adopt the following protections for loans secured by a consumer's principal dwelling, regardless of whether the loan is higher-priced:

- Creditors and mortgage brokers are prohibited from coercing a real estate appraiser to misstate a home's value.
- Companies that service mortgage loans are prohibited from engaging in certain practices, such as pyramiding late fees. In addition, servicers are required to credit consumers' loan payments as of the date of receipt and provide a payoff statement within a reasonable time of request.
- Creditors must provide a good faith estimate of the loan costs, including a schedule of payments, within three days after a consumer applies for any mortgage loan secured by a consumer's principal dwelling, such as a home improvement loan or a loan to refinance an existing loan. Currently, early cost estimates are only required for home-purchase loans. Consumers cannot be charged any fee until after they receive the early disclosures, except a reasonable fee for obtaining the consumer's credit history.

For all mortgages, the rule also sets additional advertising standards. Advertising rules now require additional information about rates, monthly payments, and other loan features. The final rule bans seven deceptive or misleading advertising practices, including representing that a rate or payment is "fixed" when it can change. The rule's definition of "higher-priced mortgage loans" will capture virtually all loans in the subprime market, but generally exclude loans in the prime market. To provide an index, the Federal Reserve Board will publish the "average prime offer rate," based on a survey currently published by Freddie Mac. A loan is higher-priced if it is a first-lien mortgage and has an annual percentage rate that is 1.5 percentage points or more above this index, or 3.5 percentage points if it is a subordinate-lien mortgage. The new rules take effect on October 1, 2009. The single exception is the escrow requirement, which will be phased in during 2010 to allow lenders to establish new systems as needed.

In California, the enactment of AB329 in 2009, the Reverse Mortgage Elder Protection Act of 2009 prohibits a lender or any other person who participates in the origination of the mortgage from participation in, being associated with, or employing any party that participates in or is associated with any other financial or insurance activity or referring a prospective borrower to anyone for the purchase of other financial or insurance products; and imposes certain disclosure requirements on the lender.

The enactment of AB1160 in 2009, requires a supervised financial institution in California that negotiates primarily in any of a number of specified languages in the course of entering into a contract or agreement for a loan or extension of credit secured by residential real property, to deliver, prior to the execution of the contract or agreement, and no later than 3 business days after receiving the written application, a specified form in that language summarizing the terms of the contract or agreement; provides for administrative penalties for violations; and requires the California Department of Corporations and the Department of Financial Institutions to create a form for providing translations and make it available in Spanish, Chinese, Tagalog, Vietnamese and Korean. The statute becomes operative on July 1, 2010, or 90 days after issuance of the form, whichever occurs later.

The enactment of AB 1291 in 2009 makes changes to the California Unclaimed Property Law including (among other things): allowing electronic notification to customers who have consented to electronic notice; requiring that notices contain certain information and allow the holder to provide electronic means to enable the owner to contact the holder in lieu of returning the prescribed form to declare the owner's intent; authorizing the holder to give additional notices; and requiring, beginning January 1, 2011, a banking or financial organization to provide a written notice regarding escheatment at the time a new account or safe deposit box is opened.

The enactment of SB306 makes specified changes to clarify existing law related to filing a notice of default on residential real property in California, including (among other things): clarifying that the provisions apply to mortgages and deeds of trust recorded from January 1, 2003 through December 31, 2007, secured by owner-occupied 3 4 residential real property containing no more than 4 dwelling units; revising the declaration to be filed with the notice of default; specifying how the loan servicers have to maximize net present value under their pooling and servicing agreements applies to certain investors; specifying how and when the notice to residents of property subject to foreclosure is to be mailed; and extending the time during which the notice of sale must be recorded from 14 to 20 days. The bill also makes certain changes related to short-pay agreements and short-pay demand statements.

On February 20, 2009, Governor Schwarzenegger signed ABX2 7 and SBX2 7, which established the California Foreclosure Prevention Act. The California Foreclosure Prevention Act modifies the foreclosure process to provide additional time for borrowers to work out loan modifications while providing an exemption for mortgage loan servicers that have implemented a comprehensive loan modification program. Civil Code Section 2923.52 requires an additional 90 day period beyond the period already provided before a Notice of Sale can be given in order to allow all parties to pursue a loan modification to prevent foreclosure of loans meeting certain criteria identified in that section.

A mortgage loan servicer who has implemented a comprehensive loan modification program may file an application for exemption from the provisions of Civil Code Section 2923.52. Approval of this application provides the mortgage loan servicer an exemption from the additional 90-day period before filing the Notice of Sale when foreclosing on real property covered by the new law.

California Assembly Bill 1301 was signed by the Governor on July 16, 2008 and became law on January 1, 2009. Among other things, the bill eliminated unnecessary applications that consume time and resources of bank licensees and which in many cases are now perfunctory. All of current Article 5 – "Locations of Head Office" of Chapter 3, and all of Chapter 4 – "Branch Offices, Other Places of Business and Automated Teller Machines" were repealed. A new Chapter 4 – "Bank Offices" was added. The new Chapter 4 requires notice to the California Department of Financial Institutions ("DFI") the establishment of offices, rather than the current application process. Many of the current branch applications are perfunctory in nature and/or provide for a waiver of application. Banks, on an exception basis, may be subject to more stringent requirements as deemed necessary. As an example, new banks, banks undergoing a change in ownership and banks in less than satisfactory condition may be required to obtain prior approval from the DFI before establishing offices if such activity is deemed to create an issue of safety and soundness. The bill eliminated unnecessary provisions in the Banking Law that are either outdated or have become undue restrictions to bank licensees. Chapter 6 – "Powers and Miscellaneous Provisions" was repealed. A new Chapter 6 - "Restrictions and Prohibited Practices" was added. This chapter brings together restrictions in bank activities as formerly found in Chapter 18 – "Prohibited Practices and Penalties." However, in bringing the restrictions into the new chapter, various provisions were updated to remove the need for prior approval by the DFI Commissioner. The bill renumbered current Banking Law sections to align like sections. Chapter 4.5 – "Authorizations for Banks" was added. The purpose of the chapter is to provide exceptions to certain activities that would otherwise be prohibited by other laws outside of the Financial Code. The bill added Article 1.5 - "Loan and Investment Limitations" to Chapter 10 – "Commercial Banks." This article is new in concept and acknowledges that investment decisions are business decisions – so long as there is a diversification of the investments to spread any risk. The risk is diversified in this article by placing a limitation on the loans and investments that can be made to any one entity. This section is a trade-off for elimination of applications to the DFI for approval of investments in securities, which were repealed.

Other changes AB 1301 made to the Banking Law:

- Authorized a bank or trust acting in any capacity under a court or private trust to arrange for the deposit of securities in a securities depository or federal reserve bank, and provided how they may be held by the securities depository;
- Reduced from 5% to 1% the amount of eligible assets to be maintained at an approved depository by an office of a foreign (other nation) bank for the protection of the interests of creditors of the bank's business in this state or for the protection of the public interest;
- Enabled the DFI to issue an order against a bank licensee parent or subsidiary;
- Provided that the examinations may be conducted in alternate examination periods if the DFI concludes that an examination of the state bank by the appropriate federal regulator carries out the purpose of this section, but the DFI may not accept two consecutive examination reports made by federal regulators;
- Provided that the DFI may examine subsidiaries of every California state bank, state trust company, and foreign (other nation) bank to the extent and whenever and as often as the DFI shall deem advisable;
- Enabled the DFI issue an order or a final order to now include any bank holding company or subsidiary of the bank, trust company, or foreign banking corporation that is violating or failing to comply with any applicable law, or is conducting activities in an unsafe or injurious manner;
- Enabled the DFI to take action against a person who has engaged in or participated in any unsafe or unsound act with regard to a bank, including a former employee who has left the bank.

Recent Accounting Pronouncements

See Note 2 – "Summary of Significant Accounting Policies – Adoption of New Financial Accounting Standards" of the Company's Consolidated Financial Statements in Item 8 – Financial Statements and Supplementary Data of this Annual Report on Form 10K for information related to recent accounting pronouncements.

ITEM 1A. RISK FACTORS

As a smaller reporting company we are not required to provide the information required by this item.

ITEM 1B. UNRESOLVED STAFF COMMENTS

No comments have been submitted to the registrant by the staff of the Securities Exchange Commission.

ITEM 2. PROPERTIES

Of the Company's thirteen depository branches, ten are owned and three are leased. The Company also leases two lending offices, and owns four administrative facilities.

Owned Properties

35 South Lindan Avenue Quincy, California (1)	32 Central Avenue Quincy, California (1)	80 W. Main St. Quincy, California (1)
424 N. Mill Creek Quincy, California (1)	336 West Main Street Quincy, California	120 North Pine Street Portola, California
43163 Highway 299E Fall River Mills, California	121 Crescent Street Greenville, California	315 Birch Street Westwood, California (2)
255 Main Street Chester, California	510 North Main Street Alturas, California	3000 Riverside Drive Susanville, California
8475 North Lake Boulevard Kings Beach, California	11638 Donner Pass Road Truckee, California	

Leased Properties

243 North Lake Boulevard Tahoe City, California	604 Main Street Loyalton, California (2)	2175 Civic Center Drive Redding, California
1005 Terminal Way, Ste. 246 Reno, Nevada (3)	470 Nevada St., Suite 108 Auburn, California (3)	

(1) Non-branch administrative or credit administrative offices.
(2) Traditional banking services were discounted at these branches on February 26, 2010. ATMs remain to service our customers.
(3) Commercial lending offices.

Total rental expenses under all leases, including premises, totaled $317,000, $347,000 and $209,000, in 2009, 2008 and 2007 respectively. The expiration dates of the leases vary, with the first such lease expiring during 2010 and the last such lease expiring during 2018. Future minimum lease payments in thousands of dollars are as follows:

Year Ending December 31,	
2010	$ 265,000
2011	234,000
2012	234,000
2013	258,000
2014	143,000
Thereafter	465,000
	$ 1,499,000

The Company maintains insurance coverage on its premises, leaseholds and equipment, including business interruption and record reconstruction coverage. The branch properties and non-branch offices are adequate, suitable, in good condition and have adequate parking facilities for customers and employees. The Company and Bank are limited in their investments in real property under Federal and state banking laws. Generally, investments in real property are either for the Company and Bank use or are in real property and real property interests in the ordinary course of the Bank's business.

ITEM 3. LEGAL PROCEEDINGS

From time to time, the Company and/or its subsidiary are a party to claims and legal proceedings arising in the ordinary course of business. In the opinion of the Company's management, the amount of ultimate liability with respect to such proceedings will not have a material adverse effect on the financial condition or results of operations of the Company taken as a whole.

ITEM 4. (REMOVED AND RESERVED)

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCK-HOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

The Company's common stock is quoted on the NASDAQ Capital Market under the ticker symbol "PLBC". As of December 31, 2009, there were 4,776,339 shares of the Company's stock outstanding held by approximately 1,850 shareholders of record as of the same date. The following table shows the high and low sales prices for the common stock, for each quarter as reported by Yahoo Finance.

Quarter	Common Dividends	High	Low
4th Quarter 2009	-	$ 4.80	$ 2.88
3rd Quarter 2009	-	$ 4.99	$ 3.80
2nd Quarter 2009	-	$ 5.96	$ 3.80
1st Quarter 2009	-	$ 7.81	$ 3.80
4th Quarter 2008	$0.08	$11.00	$ 3.80
3rd Quarter 2008	-	$11.97	$ 8.97
2nd Quarter 2008	$0.16	$14.93	$10.34
1st Quarter 2008	-	$14.41	$ 9.75

Dividends paid to shareholders by the Company are subject to restrictions set forth in California General Corporation Law, which provides that a corporation may make a distribution to its shareholders if retained earnings immediately prior to the dividend payout are at least equal to the amount of the proposed distribution. As a bank holding company without significant assets other than its equity position in the Bank, the Company's ability to pay dividends to its shareholders depends primarily upon dividends it receives from the Bank. Such dividends paid by the Bank to the Company are subject to certain limitations. See Note 11 "Shareholders' Equity – Dividend Restrictions" of the Company's Consolidated Financial Statements in Item 8 – Financial Statements and Supplementary Data of this Annual Report on Form 10K.

On January 30, 2009, under the Capital Purchase Program, the Company entered into a Letter Agreement (the "Purchase Agreement") with the United States Department of the Treasury ("Treasury"), pursuant to which the Company issued and sold (i) 11,949 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the "Preferred Shares") and (ii) a ten-year warrant to purchase up to 237,712 shares of the Company's common stock, no par value at an exercise price, subject to anti-dilution adjustments, of $7.54 per share, for an aggregate purchase price of $11,949,000 in cash. The Series A Preferred Stock and the Warrant were issued in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended. As described in the following paragraph the Purchase Agreement contains provisions that restrict the payment of dividends on Plumas Bancorp common stock and restrict the Company's ability to repurchase Plumas Bancorp common stock.

Under the Purchase Agreement, prior to January 30, 2012, unless the Company has redeemed the Preferred Shares, or the Treasury has transferred the Preferred Shares to a third party, the consent of the Treasury will be required for the Company to: (1) declare or pay any dividend or make any distribution on shares of the Common Stock (other than regular quarterly cash dividends of not more than $0.04 per share or regular semi-annual cash dividends of not more than $0.08 per share); or (2) redeem, purchase or acquire any shares of Common Stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice and certain other circumstances specified in the Purchase Agreement.

It is the policy of the Company to periodically distribute excess retained earnings to the shareholders through the payment of cash dividends. Such dividends help promote shareholder value and capital adequacy by enhancing the marketability of the Company's stock. All authority to provide a return to the shareholders in the form of a cash or stock dividend or split rests with the Board of Directors (the "Board). The Board will periodically, but on no regular schedule, review the appropriateness of a cash dividend payment. The Board by resolution shall set the amount, the record date and the payment date of any dividend after considering numerous factors, including the Company's regulatory capital requirements, earnings, financial condition and the need for capital for expanded growth and general economic conditions. No common dividends were paid in 2009 and none are anticipated to be paid in 2010. Additionally, no assurance can be given that cash or stock dividends will be paid in the future.

On January 22, 2007 the Company announced that the Board authorized a common stock repurchase plan for the year ending December 31, 2007. The plan authorized the repurchase of up to 250,000 shares, or approximately 5%, of the Company's shares outstanding as of January 22, 2007. A total of 168,737 common shares, at an average cost, including commission, of $14.22 per share, were repurchased under this plan during 2007.

On December 20, 2007 the Company announced that for 2008 the Board authorized a common stock repurchase plan for up to 244,000 shares, or 5% of the Company's shares outstanding on December 20, 2007. During the year ended December 31, 2008 the Company repurchased 106,267 shares at an average cost, including commission, of $11.45 per share. This plan terminated on December 31, 2008 and, related to its Purchase Agreement with the Treasury described above, the Company is temporarily restricted from making additional share repurchases without approval from the Treasury.

Securities Authorized for Issuance under Equity Compensation Plans. The following table sets forth securities authorized for issuance under equity compensation plans as of December 31, 2009.

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	403,966	$ 13.56	469,219
Equity compensation plans not approved by security holders	None	Not Applicable	None
Total	403,966	$ 13.56	469,219

For additional information related to the above plans see Note 11 of the Company's Consolidated Financial Statements in Item 8 – Financial Statements and Supplementary Data of this Annual Report on Form 10K.

Issuer Purchases of Equity Securities. There were no purchases of Plumas Bancorp common stock by the Company during 2009.

ITEM 6. SELECTED FINANCIAL DATA

The following table presents a summary of selected financial data and should be read in conjunction with the Company's consolidated financial statements and notes thereto included under Item 8 – Financial Statements and Supplementary Data.

	At or for the year ended December 31,				
	2009	2008	2007	2006	2005
	(dollars in thousands except per share information)				
Statement of Income					
Interest income	$ 22,836	$ 25,440	$ 30,284	$ 29,433	$ 25,497
Interest expense	3,655	5,364	8,536	6,954	4,793
Net interest income	19,181	20,076	21,748	22,529	20,704
Provision for loan losses	14,500	4,600	800	1,000	1,100
Noninterest income	5,752	5,091	5,448	5,159	5,073
Noninterest expense	26,354	20,475	19,671	18,290	17,549
(Benefit from) provision for income taxes	(6,775)	(212)	2,502	3,196	2,600
Net (loss) income	$ (9,146)	$ 304	$ 4,223	$ 5,202	$ 4,528
Balance sheet (end of period)					
Total assets	$ 528,117	$ 457,175	$ 453,115	$ 473,239	$ 472,803
Total loans	$ 332,678	$ 366,017	$ 352,949	$ 354,712	$ 321,646
Allowance for loan losses	$ 9,568	$ 7,224	$ 4,211	$ 3,917	$ 3,256
Total deposits	$ 433,255	$ 371,493	$ 391,940	$ 402,176	$ 426,560
Total shareholders' equity	$ 38,231	$ 35,437	$ 37,139	$ 35,852	$ 31,137
Balance sheet (period average)					
Total assets	$ 490,000	$ 447,720	$ 464,974	$ 468,988	$ 452,225
Total loans	$ 354,482	$ 355,416	$ 353,384	$ 335,226	$ 302,596
Total deposits	$ 403,896	$ 382,279	$ 403,772	$ 415,700	$ 403,818
Total shareholders' equity	$ 43,839	$ 37,343	$ 37,041	$ 33,682	$ 29,548
Capital ratios					
Leverage ratio	7.9%	9.8%	10.0%	9.5%	8.5%
Tier 1 risk-based capital	10.4%	11.0%	11.6%	10.9%	10.3%
Total risk-based capital	11.6%	12.2%	12.7%	11.8%	11.1%
Asset quality ratios					
Nonperforming loans/total loans	4.30%	7.31%	0.75%	0.29%	0.52%
Nonperforming assets/total assets	4.84%	6.78%	0.70%	0.22%	0.36%
Allowance for loan losses/total loans	2.88%	1.97%	1.19%	1.10%	1.01%
Net loan charge-offs	$ 12,156	$ 1,587	$ 506	$ 339	$ 566
Performance ratios					
(Loss) return on average assets	(1.87)%	0.07%	0.91%	1.11%	1.00%
(Loss) return on average common equity	(29.5)%	0.8%	11.4%	15.4%	15.2%
(Loss) return on average equity	(20.9)%	0.8%	11.4%	15.4%	15.2%
Net interest margin	4.52%	4.99%	5.18%	5.32%	5.06%
Loans to Deposits	76.8%	98.5%	90.1%	88.2%	75.4%
Efficiency ratio	105.7%	81.4%	72.3%	66.1%	68.1%
Per share information					
Basic earnings (loss)	$ (2.05)	$ 0.06	$ 0.85	$ 1.04	$ 0.92
Diluted earnings (loss)	$ (2.05)	$ 0.06	$ 0.84	$ 1.02	$ 0.89
Common cash dividends	$ 0.00	$ 0.24	$ 0.30	$ 0.26	$ 0.22
Dividend payout ratio	-%	400%	35.3%	25.0%	23.9%
Book value per common share	$ 5.58	$ 7.42	$ 7.63	$ 7.14	$ 6.26
Common shares outstanding at period end	4,776,339	4,775,339	4,869,130	5,023,205	4,976,654

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

We are a bank holding company for Plumas Bank, a California state-chartered commercial bank. We derive our income primarily from interest received on real estate related, commercial and consumer loans and, to a lesser extent, interest on investment securities, fees received in connection with servicing deposit and loan customers and fees from the sale of loans. Our major operating expenses are the interest we pay on deposits and borrowings and general operating expenses. We rely on locally-generated deposits to provide us with funds for making loans.

We are subject to competition from other financial institutions and our operating results, like those of other financial institutions operating in California, are significantly influenced by economic conditions in California, including the strength of the real estate market. In addition, both the fiscal and regulatory policies of the federal and state government and regulatory authorities that govern financial institutions and market interest rates also impact the Bank's financial condition, results of operations and cash flows.

One of our strategic objectives is to expand our banking service activities to adjacent communities. In October, 2006 we opened a new Bank owned branch in Truckee, California. This replaced a much smaller leased facility. During the fourth quarter of 2006 we opened a commercial real estate loan office in Reno, Nevada. During the second quarter of 2007 we opened a branch in Redding, California and during the fourth quarter of 2007 we opened a government guaranteed lending office in Auburn, California.

Critical Accounting Policies

Our accounting policies are integral to understanding the financial results reported. Our most complex accounting policies require management's judgment to ascertain the valuation of assets, liabilities, commitments and contingencies. We have established detailed policies and internal control procedures that are intended to ensure valuation methods are applied in an environment that is designed and operating effectively and applied consistently from period to period. The following is a brief description of our current accounting policies involving significant management valuation judgments.

Allowance for Loan Losses. The allowance for loan losses represents our best estimate of losses inherent in the existing loan portfolio. The allowance for loan losses is increased by the provision for loan losses charged to expense and reduced by loans charged off, net of recoveries.

We evaluate our allowance for loan losses quarterly. We believe that the allowance for loan losses is a "critical accounting estimate" because it is based upon management's assessment of various factors affecting the collectibility of the loans, including current economic conditions, past credit experience, delinquency status, the value of the underlying collateral, if any, and a continuing review of the portfolio of loans.

We determine the appropriate level of the allowance for loan losses, primarily on an analysis of the various components of the loan portfolio, including all significant credits on an individual basis. We segment the loan portfolio into as many components as practical. Each component has similar characteristics, such as risk classification, past due status, type of loan or lease, industry or collateral.

We cannot provide you with any assurance that economic difficulties or other circumstances which would adversely affect our borrowers and their ability to repay outstanding loans will not occur which would be reflected in increased losses in our loan portfolio, which could result in actual losses that exceed reserves previously established.

Other Real Estate Owned. Other real estate owned (OREO) represents properties acquired through foreclosure or physical possession. Write-downs to fair value at the time of transfer to OREO is charged to allowance for loan losses. Subsequent to foreclosure, we periodically evaluate the value of OREO held for sale and record a valuation allowance for any subsequent declines in fair value less selling costs. Subsequent declines in value are charged to operations. Fair value is based on our assessment of information available to us at the end of a reporting period and depends upon a number of factors, including our historical experience, economic conditions, and issues specific to individual properties. Our evaluation of these factors involves subjective estimates and judgments that may change.

Income Taxes. The Company files its income taxes on a consolidated basis with its subsidiary. The allocation of income tax expense (benefit) represents each entity's proportionate share of the consolidated provision for income taxes.

Deferred income taxes reflect the estimated future tax effects of temporary differences between the reported amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. We use an estimate of future earnings to support our position that the benefit of our deferred tax assets will be realized. A valuation allowance is recognized if, based on the weight of available evidence, management believes it is more likely than not that some portion or all of the deferred tax assets will not be realized. If future income should prove non-existent or less than the amount of the deferred tax assets within the tax years to which they may be applied, the asset may not be realized and our net income will be reduced.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Stock-Based Compensation. Compensation cost is recognized for all stock based awards that vest subsequent to January 1, 2006 based on the grant-date fair value of the awards. We believe this is a "critical accounting estimate" since the grant-date fair value is estimated using the Black-Scholes-Merton option-pricing formula, which involves making estimates of the assumptions used, including the expected term of the option, expected volatility over the option term, expected dividend yield over the option term and risk-free interest rate. In addition, when determining the compensation expense to amortize over the vesting period, management makes estimates about the expected forfeiture rate of options.

The following discussion is designed to provide a better understanding of significant trends related to the Company's financial condition, results of operations, liquidity and capital. It pertains to the Company's financial condition, changes in financial condition and results of operations as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009. The discussion should be read in conjunction with the Company's audited consolidated financial statements and notes thereto and the other financial information appearing elsewhere herein.

Overview

Our Company has been affected by an economic downturn unprecedented in recent memory. Primarily related to significant declines in real estate values our provision for loan losses increased by $9.9 million and we experienced a $4.2 million increase in the provision for OREO losses. These items along with an $895 thousand decrease in net interest income, an $867 thousand increase in FDIC insurance premiums and a $0.8 million increase in other items of non-interest expense were partially offset by a $0.7 million increase in non-interest income. The result was a pretax loss of $15.9 million for the year ended December 31, 2009. This compares to pretax income of $92 thousand in 2008 and $6.7 million in 2007. We recorded a benefit for income taxes of $6.8 million in 2009 and $212 thousand in 2008. Income tax expense was $2.5 million in 2007. The Company recorded a net loss of $9.1 million for the year ended December 31,

2009 down $9.4 million from net income of $304 thousand for the year ended December 31, 2008. Net income was $4.2 million for the year ended December 31, 2007.

Net income (loss) allocable to common shareholders declined from net income of $304 thousand during the year ended December 31, 2008 to a net loss of $9.8 million during 2009. Included in the 2009 loss was the net loss described above of $9.1 million and an additional $628 thousand which represents dividends paid and accrued and the discount amortized on preferred stock.

Most of the increase in the provision for loan losses can be attributed to declines in collateral value and increases in net charges-offs related to our real estate construction and land development loan portfolio. During 2009 we have significantly reduced our exposure to these loans as demonstrated by a decline in loan balances in this portfolio of $35.7 million from $73.8 million at December 31, 2008 to $38.1 million at December 31, 2009.

Total assets at December 31, 2009 increased $70.9 million, or 15.5% to $528 million. Increases include $40.7 million in cash and due from banks, $49.6 million in investment securities, $7.0 million in real estate and vehicles acquired through foreclosure and $9.3 million in other assets, partially offset by a decline of $35.7 million in net loans. The increase in investment securities relates to the purchase of securities issued by U.S. government agencies, while the increase in cash includes $18.8 million in interest earning balances held at the Federal Reserve Bank of San Francisco (FRB). Net loans totaled $323.4 million at December 31, 2009, down 9.9% from $359.1 million at December 31, 2008. At December 31, 2009 investment securities totaled $88.0 million compared to $38.4 million at December 31, 2008.

Related to increases of $33.5 million in interest-bearing demand accounts, $24.4 million in time deposits, and $5.0 million in money market accounts, slightly offset by declines of $0.8 million in non-interest bearing demand deposits and $0.3 million in savings accounts, deposits increased by $61.8 million, or 16.6%, to $433.3 million at December 31, 2009 from $371.5 million at December 31, 2008. The Company has been successful in increasing its interest-bearing demand accounts as a result of a new interest bearing transaction account designed for local public agencies, which we have successfully marketed to several of the municipalities in our service area. Time deposits benefited from a new a promotional time deposit product we began offering in June, 2009. This product had an 18 month term and a 2% rate.

Total borrowings increased from $34 million at December 31, 2008 to $40 million at December 31, 2009. The Company chose to borrow $10 million in a two year term FHLB advance and $10 million in a three year term FHLB advance to take advantage of favorable interest rates. Other borrowings at December 31, 2009 were $20 million in a six month FHLB advance which matured on January 19, 2010. Borrowings at December 31, 2008 consisted of $34 million in overnight FHLB advances.

Shareholders' equity as of December 31, 2009 increased by $2.8 million to $38.2 million up from $35.4 million as of December 31, 2008. This increase is related to the issuance of $11.9 million in Preferred Stock, Series A to the United States Department of Treasury (Treasury) under the Capital Purchase Program, partially offset by our 2009 net loss.

The return (loss) on average assets was (1.87) % for 2009, down from 0.07% for 2008. The return (loss) on average common equity was (29.5) % for 2009, down from 0.8% for 2008.

Results of Operations

Net Interest Income

The following table presents, for the years indicated, the distribution of consolidated average assets, liabilities and shareholders' equity. Average balances are based on average daily balances. It also presents the amounts of interest income from interest-earning assets and the resultant yields expressed in both dollars and yield percentages, as well as the amounts of interest expense on interest-bearing liabilities and the resultant cost expressed in both dollars and rate percentages. Nonaccrual loans are included in the calculation of average loans while nonaccrued interest thereon is excluded from the computation of yields earned:

	Year ended December 31,								
	2009			2008			2007		
	Average balance	Interest income/ expense	Rates earned / paid	Average balance	Interest income/ expense	Rates earned / paid	Average balance	Interest income/ expense	Rates earned / paid
					(dollars in thousands)				
Assets									
Interest bearing deposits	$ 6,298	$ 15	0.24%	$ -	$ -	-%	$ -	$ -	-%
Federal funds sold	12	-	-	118	3	2.54	3,517	171	4.86
Investment securities[1]	64,047	2,163	3.38	46,658	1,887	4.04	62,690	2,404	3.83
Total loans [2][3]	354,482	20,658	5.83	355,416	23,550	6.63	353,384	27,709	7.84
Total earning assets	424,839	22,836	5.38%	402,192	25,440	6.33%	419,591	30,284	7.22%
Cash and due from banks	27,372			12,174			12,850		
Other assets	37,789			33,354			32,533		
Total assets	$ 490,000			$ 447,720			$ 464,974		
Liabilities and shareholders' equity									
Interest bearing demand deposits	$ 98,394	671	0.68%	$ 73,338	548	0.75%	$ 77,254	1,335	1.73%
Money market deposits	41,844	346	0.83	37,626	312	0.83	39,431	327	0.83
Savings deposits	50,286	90	0.18	48,573	161	0.33	50,448	245	0.49
Time deposits	105,313	2,062	1.96	110,743	3,501	3.16	121,808	5,304	4.35
Short-term borrowings	24,292	80	0.33	11,857	202	1.70	8,735	467	5.35
Long-term borrowings	1,589	27	1.70	-	-	-	-	-	-
Junior subordinated debentures	10,310	371	3.60	10,310	623	6.04	10,310	835	8.10
Other	212	8	3.77	309	17	5.50	303	23	7.59
Total interest bearing liabilities	332,240	3,655	1.10%	292,756	5,364	1.83%	308,289	8,536	2.77%
Noninterest bearing demand deposits	108,059			111,999			114,831		
Other liabilities	5,862			5,622			4,813		
Shareholders' equity	43,839			37,343			37,041		
Total liabilities and shareholders' equity	$ 490,000			$ 447,720			$ 464,974		
Net interest income		$ 19,181			$ 20,076			$ 21,748	
Net interest spread [4]			4.28%			4.50%			4.45%
Net interest margin [5]			4.52%			4.99%			5.18%

(1) Interest income is reflected on an actual basis and is not computed on a tax-equivalent basis.

(2) Average nonaccrual loan balances of $25.1million for 2009, $5.2 million for 2008 and $1.7 million for 2007 are included in average loan balances for computational purposes.

(3) Loan origination fees and costs are included in interest income as adjustments of the loan yields over the life of the loan using the interest method. Loan interest income includes net loan costs of $214,000, $288,000 and $360,000 for 2009, 2008 and 2007, respectively.

(4) Net interest spread represents the average yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities.

(5) Net interest margin is computed by dividing net interest income by total average earning assets.

The following table sets forth changes in interest income and interest expense, for the years indicated and the amount of change attributable to variances in volume, rates and the combination of volume and rates based on the relative changes of volume and rates:

	2009 compared to 2008 Increase (decrease) due to change in:				2008 compared to 2007 Increase (decrease) due to change in:			
	Average Volume(1)	Average Rate(2)	Mix(3)	Total	Average Volume(1)	Average Rate(2)	Mix(3)	Total
				(dollars in thousands)				
Interest-earning assets:								
Interest bearing deposits	$ -	$ -	$ 15	$ 15	$ -	$ -	$ -	$ -
Federal funds sold	(3)	(3)	3	(3)	(165)	(82)	79	(168)
Investment securities	703	(311)	(116)	276	(615)	131	(33)	(517)
Loans	(62)	(2,838)	8	(2,892)	159	(4,294)	(24)	(4,159)
Total interest income	638	(3,152)	(90)	(2,604)	(621)	(4,245)	22	(4,844)
Interest-bearing liabilities:								
Interest bearing demand deposits	187	(48)	(16)	123	(68)	(758)	39	(787)
Money market deposits	35	-	(1)	34	(15)	-	-	(15)
Savings deposits	6	(74)	(3)	(71)	(9)	(78)	3	(84)
Time deposits	(172)	(1,333)	66	(1,439)	(482)	(1,453)	132	(1,803)
Short-term borrowings	212	(163)	(171)	(122)	167	(318)	(114)	(265)
Long-term borrowings	-	-	27	27	-	-	-	-
Junior subordinated debentures	-	(252)	-	(252)	-	(212)	-	(212)
Other borrowings	(5)	(5)	1	(9)	-	(6)	-	(6)
Total interest expense	263	(1,875)	(97)	(1,709)	(407)	(2,825)	60	(3,172)
Net interest income	$ 375	$ (1,277)	$ 7	$ (895)	$ (214)	$ (1,420)	$ (38)	$ (1,672)

(1) The volume change in net interest income represents the change in average balance multiplied by the previous year's rate.
(2) The rate change in net interest income represents the change in rate multiplied by the previous year's average balance.
(3) The mix change in net interest income represents the change in average balance multiplied by the change in rate.

2009 compared to 2008. Net interest income is the difference between interest income and interest expense. Net interest income, on a nontax-equivalent basis, was $19.2 million for the year ended December 31, 2009, a decline of $895 thousand, or 4.5%, from $20.1 million for 2008. The decline in interest income and expense includes the affect of a decline in market interest rates during the comparison periods as illustrated by the decline in the average prime interest rate from 5.09% during 2008 to 3.25% for 2009. Additionally, interest earned on the Company's loan portfolio declined related to an increase in average nonaccrual loans from $5.2 million during the 2008 period to $25.1 million during the year ended December 31, 2009.

Overall changes in net interest income are primarily a result of a decrease in loan interest income, largely due to the decline in yields earned, partially offset by an increase in interest on investments securities, related to an increase in average investment securities outstanding and decreases in interest expense on deposits, short-term borrowings and junior subordinated debentures primarily due to the decline in the average rates paid.

Interest income decreased $2.6 million, or 10.2%, to $22.8 million for the year ended December 31, 2009. Interest and fees on loans decreased by $2.9 million from $23.6 million for the year ended December 31, 2008 to $20.7 million for 2009. The average loan balances were $354.5 million for 2009, down $0.9 million from the $355.4 million for 2008. The average yields on loans were 5.83% for 2009 down from the 6.63% for 2008. In addition to the decline in yield related to a decline in market interest rates, loan yields for 2009 reflect an increase in the balance of average nonaccrual loans.

Interest on investment securities increased by $276 thousand, as a decrease in yield of 66 basis points was offset by an increase in average investment securities of $17.4 million. The decrease in rate for 2009 relates to the purchase of securities during the twelve months ended December 31, 2009 and the maturity of higher rate securities.

As a result of the declining rate environment interest expense decreased $1.7 million to $3.7 million for the year ended December 31, 2009, from $5.4 million for 2008. The decrease in interest expense was primarily attributed to rate decreases on time deposits and, to a lesser extent, rate decreases on interest-bearing transaction accounts, savings and money market deposits, short-term borrowings and junior subordinated debentures. The decrease in expense related to declining rates was slightly offset by increases in the average balances of interest bearing demand deposits and short-term borrowings.

For the year ended December 31, 2009 compared to 2008, the Company's average rate paid on time deposits decreased 120 basis points to 1.96% from 3.16%. This decrease primarily relates to a decline in market rates in the Company's service area. During the same period the average balances of time deposits declined by $5.4 million to $105.3 million. Interest expense on time deposits declined by $1.4 million from $3.5 million during 2008 to $2.1 million during the twelve months ended December 31, 2009.

Interest expense on interest-bearing demand accounts increased by $123 thousand related to an increase in the average balance of these deposits from $73.3 million during 2008 to $98.4 million during 2009 partially offset by a decrease in the average rate paid on these accounts from 0.75% during 2008 to 0.68% during the twelve months ended December 31, 2009. The increase in interest-bearing demand accounts primary relates to a new interest bearing transaction account designed for local public agencies, which we have successfully marketed to several of the municipalities in our service area. Interest expense on money market accounts increased by $34 thousand related to an increase in the average balance. The rate paid on these accounts was 0.83% during both periods as a decline in market interest rates was offset by the introduction of a new corporate sweep product which offers a tiered rate structure that rewards customers with a higher rate for maintaining larger balances. Interest on savings deposits declined by $71 thousand related to a decline in rate paid from 0.33% during 2008 to 0.18% during 2009.

Interest on short-term borrowings decreased by $122 thousand as a decline in the rate paid on these borrowings of 137 basis points was partially offset by an increase of $12.4 million in average balance. Interest expense paid on junior subordinated debentures, which fluctuates with changes in the 3-month London Interbank Offered Rate (LIBOR) rate, decreased by $252 thousand during 2009 as a result of a decrease in the LIBOR rate.

Net interest margin is net interest income expressed as a percentage of average interest-earning assets. As a result of the changes noted above, the net interest margin for 2009 decreased 47 basis points to 4.52%, from 4.99% for 2008.

2008 compared to 2007. Net interest income, on a nontax-equivalent basis, was $20.1 million for the year ended December 31, 2008, a decline of $1.7 million, or 7.7%, from $21.8 million for 2007. The decline in interest income and expense is primarily related to market interest rate changes during the comparison periods reflective of the 400 basis point decline in Federal fund rates during 2008. In addition, the Company's cost of funds has benefited from the maturity of higher rate time deposits during 2008.

Overall changes in net interest income are primarily a result of the decrease in loan interest income, primarily due to the decline in yields earned, and the decrease in interest on investments securities, primarily due to the decrease in average investment securities outstanding, offset by the decreases in interest expense on deposits, short-term borrowings and junior subordinated debentures primarily due to the decline in the average rates paid.

Interest income decreased $4.8 million, or 16.0%, to $25.4 million for the year ended December 31, 2008. Interest and fees on loans decreased by $4.2 million from $27.7 million for the year ended December 31, 2007 to $23.5 million for 2008. The average loan balances were $355.4 million for 2008, up $2.0 million from the $353.4 million for 2007. The average yields on loans were 6.63% for 2008 down from the 7.84% for 2007. In addition to the decline in yield related to a decline in market interest rates, the loan yields for 2008 reflects the impact of an increase in forgone interest on nonaccrual loans from $161 thousand during 2007 to $576 thousand during 2008.

Interest on investment securities decreased by $517 thousand, as a slight increase in yield of 21 basis points was offset by a decline in the average balance of investment securities of $16.0 million. The increase in rate during 2008 primarily relates to scheduled repayments of lower rate securities. Interest on Federal funds sold declined by $168 thousand related both to a decline in the average balance outstanding and a decline in the average rate earned.

As a result of the declining rate environment interest expense decreased $3.2 million to $5.3 million for the year ended December 31, 2008, from $8.5 million for 2007. The decrease in interest expense was primarily attributed to rate decreases on time deposits and interest bearing demand deposits and, to a lesser extent, rate decreases on savings deposits, short-term borrowings and junior subordinated debentures. During 2007, rather than increasing the rates paid on our lower cost interest bearing transaction, money market and savings accounts to attract deposits and thereby increasing the rate paid on the entire balance of these accounts, the Company chose to increase its level of time deposits by offering certain short-term promotional certificates of deposit which paid a higher rate than our standard time deposits. During 2008 we allowed these higher rate promotional time deposits to mature and increased our level of short-term borrowings which offered favorable interest rates in comparison to rates we would have had to pay to attract additional time deposits.

For the year ended December 31, 2008 compared to 2007, the Company's average rate paid on time deposits decreased 119 basis points to 3.16% from 4.35%. This decrease includes a decline in market rates in the Company's service area and the effect of our discontinuing the promotional certificate of deposit program.

Interest expense on interest-bearing demand accounts declined by $787 thousand primarily related to a decline in the average rate paid on these accounts from 1.73% in 2007 to 0.75% in 2008. Interest expense on money market accounts declined by $15 thousand related to a decline in the average balance. The rate paid on these accounts was 0.83% during both periods as a decline in market interest rates was offset by the introduction of a new corporate sweep product which offers a tiered rate structure that rewards customers with a higher rate for maintaining larger balances. Interest on short-term borrowings decreased by $265 thousand as a decline in the rate paid on these borrowings was partially offset by an increase in average balance. Interest expense paid on junior subordinated debentures, which fluctuates with changes in the 3-month London Interbank Offered Rate (LIBOR) rate, decreased by $212 thousand during 2008 as a result of a decrease in the LIBOR rate.

As a result of the changes noted above, the net interest margin for 2008 decreased 19 basis points to 4.99%, from 5.18% for 2007.

Provision for Loan Losses

The allowance for loan losses is maintained at a level that management believes will be appropriate to absorb inherent losses on existing loans based on an evaluation of the collectibility of the loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to repay their loan. The allowance for loan losses is based on estimates, and ultimate losses may vary from the current estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

In response to an increase in the level of net loan charge-offs and our evaluation of the adequacy of the allowance for loan losses in the current economic environment, particularly related to the decline in real estate values, we increased our provision for loan losses. Net charge-offs totaled $12.2 million during 2009, however $10 million of this amount was related to construction and land development loans. The construction and land development portfolio component has been identified by Management as a higher-risk loan category. The quality of the construction and land development category is highly dependent on property values both in terms of the likelihood of repayment once the property is transacted by the current owner as well as the level of collateral the Company has securing the loan in the event of default. Loans in this category are characterized by the speculative nature of commercial and residential development properties and can include property in various stages of development from raw land to finished lots. Management relies heavily on recent loss experience in determining risk in the category which it believes provides a more accurate gauge of actual risk given the negative trends in the current economic cycle. Real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The Company has significantly reduced its exposure to these loans as demonstrated by a decline in loan balances in this portfolio of $35.7 million from $73.8 million at December 31, 2008 to $38.1 million at December 31, 2009.

The provision for loan losses increased from $800 thousand during 2007 to $4.6 million during 2008 and was $14.5 million during the year ended December 31, 2009. The Company has increased its level of allowance for loan losses to total loans from 1.97% at December 31, 2008 to 2.88% at December 31, 2009 and has increased its allowance for loan losses from $7.2 million to $9.6 million for the same periods. Net charge-offs as a percentage of average loans increased to 3.43% for 2009 from 0.45% for 2008 and 0.14% for 2007. Net charge-offs on construction and land developments loans as a percentage of average loans increased to 2.94% for 2009 from 0.15% for 2008. The Company has made progress, during 2009, in decreasing its level of nonperforming loans. After increasing from $2.6 million at December 31, 2007 to $26.7 million at December 31, 2008 nonperforming loans declined to $14.3 million at December 31 2009. Based on information currently available, management believes that the allowance for loan losses is appropriate to absorb potential risks in the portfolio. However, no assurance can be given that the Company may not sustain charge-offs which are in excess of the allowance in any given period. See the section "Analysis of Asset Quality and Allowance for Loan Losses" for further discussion of loan quality trends and the provision for loan losses.

Non-Interest Income

The following table sets forth the components of non-interest income for the years ended December 31, 2009, 2008 and 2007.

	Years Ended December 31,			Change during Year	
	2009	2008	2007	2009	2008
		(dollars in thousands)			
Service charges on deposit accounts	$ 3,796	$ 3,951	$ 3,806	$ (155)	$ 145
Gain on sale of loans, net	593	111	47	482	64
Earnings on bank owned life insurance policies	434	421	415	13	6
Merchant processing	282	286	282	(4)	4
Loan servicing fees	139	96	140	43	(44)
Customer service fees	121	114	119	7	(5)
Investment services	81	125	162	(44)	(37)
Safe deposit box and night depository income	68	67	67	1	-
Official check fees	17	93	157	(76)	(64)
Federal Home Loan Bank dividends	4	105	109	(101)	(4)
Impairment loss on investment security	-	(415)	-	415	(415)
Other income	217	137	144	80	(7)
Total non-interest income	$ 5,752	$ 5,091	$ 5,448	$ 661	$ (357)

2009 compared to 2008. During 2009, total non-interest income increased by $661 thousand or 13%, to $5.8 million, up from $5.1 million from the comparable period in 2008. This increase was primarily related to two items: (i) during the 2008 period non-interest income was adversely affected by an other than temporary impairment write down of $415 thousand on a security issued by Lehman Brothers Holdings Inc., which filed for Chapter 11 bankruptcy on September 15, 2008 and; (ii) during 2009 we increased our gain on sale of SBA government guaranteed loans by $482 thousand. In addition, other income increased by $80 thousand and loan servicing fees increased by $43 thousand.

Gains on loan sales are related to the sale of the guaranteed portion of SBA loans. The increase in loan sale gains include an increase in loans sold from $4.3 million during the year ended December 31, 2008 to $10.8 million during 2009, increases in the market price of SBA guaranteed loans and an increase, during 2009, in the percentage of each loan that is guaranteed by the SBA.

Partially offsetting these increases in income were declines in service charges, investment services income, official check fees and FHLB dividends. Service charge income decreased by $155 thousand related to a decrease in NSF/overdraft income. Investment services income decreased by $44 thousand; however, the Company offset this decrease by a decrease in staffing dedicated to this department. The Company attributes these decreases primarily to the economic conditions present during 2009. Official checks fees declined by $76 thousand. Official checks fees represent fees paid by a third party processor for the processing of our cashier and expense checks. These fees are indexed to the federal funds rate and the decrease in income from this item is primarily related to the decline in the federal funds rate during 2009. Additionally, during 2008 the processor changed the fee structure further reducing fees that we earn under this relationship. The FHLB paid only one dividend totaling $4 thousand during 2009 compared to four quarterly dividends totaling $105 thousand during 2008.

2008 compared to 2007. During 2008, total non-interest income decreased by $357 thousand or 7%, to $5.1 million, down from $5.4 million from the comparable period in 2007. This decrease was primarily related to a write down on a security issued by Lehman Brothers Holdings Inc. Due to the significant decline in the price of this security following its bankruptcy filing the Company recorded an other than temporary impairment write down of $415 thousand. Partially offsetting this decrease were increases in service charges and gains on loan sales.

Service charge income increased by $145 thousand primarily related to an increase in monthly service charges on non-interest bearing transaction accounts. Gains on the sale of loans, which increased by $64 thousand, relate to the sale of SBA government guaranteed loans and reflects an increase in staffing levels in our government guaranteed lending operations. Partially offsetting these items were decreases in official check fees, loan servicing fees and investment services income.

Official checks fees declined by $64 thousand. Official checks fees represent fees paid by a third party processor for the processing of our cashier and expense checks. These fees are indexed to the federal funds rate and the decrease in income from this item is primarily related to the decline in the federal funds rate during 2008. Additionally, during 2008 the processor changed the fee structure further reducing fees that we earn under this relationship. Smaller decreases were experienced in loan servicing income which declined by $44 thousand and investment services revenue which declined $37 thousand.

Non-Interest Expense

The following table sets forth the components of other non-interest expense for the years ended December 31, 2009, 2008 and 2007.

	Years Ended December 31,			Change during Year	
	2009	2008	2007	2009	2008
		(dollars in thousands)			
Salaries and employee benefits	$ 11,054	$ 10,884	$ 11,200	$ 170	$ (316)
Occupancy and equipment	3,759	3,838	3,552	(79)	286
Provision for OREO losses	4,800	618	-	4,182	618
FDIC insurance	1,125	258	48	867	210
Outside service fees	892	735	671	157	64
Professional fees	789	688	738	101	(50)
Loan collection costs	399	205	154	194	51
Telephone and data Communications	392	400	362	(8)	38
Business development	333	467	530	(134)	(63)
OREO costs	370	175	38	195	137
Advertising and promotion	327	448	520	(121)	(72)
Director compensation and Retirement	293	323	349	(30)	(26)
Armored car and courier	281	289	279	(8)	10
Postage	207	208	242	(1)	(34)
Stationery and supplies	183	236	278	(53)	(42)
Core deposit intangible Amortization	173	216	301	(43)	(85)
Loss on sale of OREO	158	-	-	158	-
Insurance	142	235	177	(93)	58
Other operating expense	677	252	232	425	20
Total non-interest expense	$ 26,354	$ 20,475	$ 19,671	$ 5,879	$ 804

2009 compared to 2008. During the year ended December 31, 2009, total non-interest expense increased by $5.9 million, or 29%, to $26.4 million, up from $20.5 million for the comparable period in 2008. This increase in non-interest expense was primarily the result of an increase in the provision for OREO losses of $4.2 million and an increase in FDIC insurance assessments of $867 thousand. Other significant increases included $170 thousand in salaries and employee benefits, $157 thousand in outside service fees, $101 thousand in professional fees, $194 thousand in loan collection costs, $195 thousand in OREO costs, $158 thousand in losses on the sale of OREO and $425 thousand in other expense. These items were partially offset by reductions in other costs, the three largest of which where advertising and shareholder relations, business development and insurance expense.

A valuation allowance for losses on other real estate is maintained to provide for declines in value. The provision for OREO losses for the year ended December 31, 2009 totaled $4.8 million which represents significant declines in the value of several properties. At December 31, 2009 OREO consisted of twenty-nine properties with a total fair value, which includes a $5.1 million valuation allowance, of $1[illegible].2 million. At December 31, 2008 OREO consisted of nineteen properties with a fair value of $4.1 million.

During 2009 the FDIC increased regular assessments and implemented a special assessment resulting in a significant increase in FDIC assessments. Additionally, during the first quarter of 2008 the Company was able to use its remaining credit balance with the FDIC to offset insurance premium billings; however, by the end of the first quarter of 2008 the credit balance had been fully utilized. The Company is currently forecasting elevated FDIC insurance premiums for the next several years.

Salaries and other employee benefits increased by $170 thousand primarily related to a decrease in the deferral of loan origination costs. Salary expense increased by $21 thousand as an increase in salary expense of $296 thousand related to our government guaranteed lending operations was mostly offset by reductions in staffing in other areas including our Reno loan production office and our branch network. Related to a decrease in loan production, the deferral of loan origination cost, which reduces salary and benefits cost, declined by $160 thousand.

During the fourth quarter of 2009 the Company outsourced the oversight of its computer network, resulting in a reduction in information technology staffing. The cost of this outsourcing is included in the increase in outside services fees. In addition, during 2009 we implemented an outsourced online banking product which also increased outside service fees.

Consistent with the increase in nonperforming loans and assets during the period (See the section "Analysis of Asset Quality and Allowance for Loan Losses") loan collection costs and OREO expenses increased by $389 thousand. OREO costs which include the cost of holding and maintaining foreclosed real estate increased by $195 thousand to $370 thousand while loan collection costs increased by $194 thousand to $399 thousand. Losses incurred on the sale of OREO totaled $158 thousand and relate to the sale of nine properties. Proceeds received on sale of these properties totaled $2.0 million.

The increase in other expense, which totaled $425 thousand, is primarily related to nonrecurring expense items, the largest of which totaled $140 thousand.

We implemented cost control initiatives which, among other things, have resulted in savings in advertising, shareholder relation costs and business development costs. These cost savings totaled $255 thousand during 2009 when compared to 2008. We reduced our shareholder expense by eliminating the glossy section of our annual report. Business development costs declined as we reduced certain employee travel and relationship-building initiatives which generated an annual savings of approximately $75 thousand.

During the first quarter of 2009 our Chief Information and Technology officer retired from the Company. Because his retirement took place prior to the age of sixty-five he forfeited his benefits under his company provided split dollar life insurance plan. To reflect this forfeiture we recorded a one-time reduction in insurance expense totaling $83 thousand.

2008 compared to 2007. During 2008, total non-interest expense increased $804 thousand, or 4%, to $20.5 million, up from $19.7 million for the comparable period in 2007. The increase in non-interest expense was primarily the result of increases in occupancy and equipment costs, loan expenses, FDIC insurance costs and the provision for OREO losses. These items were partially offset by declines in salaries and employee benefits, reductions in professional fees, business development and advertising costs, and a reduction in core deposit intangible amortization.

The largest single factor resulting in the increase in non-interest expense was a $618 thousand provision for losses on OREO. We experienced a decline in the fair value of our foreclosed real estate holdings and to reflect this decline we established a valuation allowance for these properties through the recording of a $618 thousand provision for losses on OREO properties.

The increase in occupancy and equipment costs primarily relates to costs associated with our Redding, California branch. We initially opened this branch in a small temporary facility and in July 2008 we relocated to our much larger permanent leased facility which is located in Redding's commercial district, across the street from City Hall. Consistent with the increase in nonperforming loans and assets during the period loan collection costs increased by $51 thousand to $205 thousand and OREO expenses increased by $137 thousand from $38 thousand during 2007 to $175 thousand for the year ended December 31, 2008. FDIC insurance expense increased by $210 thousand. During 2007 the Company was able to use its remaining credit balance with the FDIC to offset insurance premium billings; however by the end of the first quarter of 2008 the credit balance had been fully utilized.

Salaries and employee benefit expenses decreased $316 thousand, or 3%, from the year ended December 31, 2007. The largest components of this decrease were a $330 thousand decline in salary continuation plan expense and a $224 thousand decline in bonus expense. These items were partially offset by an increase in salary expense of $315 thousand.

The Company provides retirement benefits to its executive officers in the form of salary continuation plans and split dollar life insurance agreements. The purpose of these agreements is to provide a special incentive to the experienced executive officer to continue employment with the Company on a long-term basis. These costs were abnormally high during 2007 as they included a one-time expense of $194 thousand reflecting the announced early retirement of our Chief Information/Technology officer.

The decline in bonus expense is consistent with a decline in net income during the period as a significant portion of our bonus plans are tied to or directly influenced by the level of net income including return on average equity, return on average assets and earnings per share. The decline in net income during the period resulted in an absence of bonuses earned from this portion of our bonus plans. Bonus expense recorded for 2008 was related to factors not directly related to net income such as loan production and deposit growth.

Salaries costs increased by $315 thousand which included annual merit increases as well as expansion of our government guaranteed lending activities and an increase in staffing levels at our Redding, California branch.

We have focused our attention on cost control initiatives and have been successful in several areas. We reduced professional fees by $50 thousand and reduced business development and advertising costs by $135 thousand. During the 2007 period professional fees included consulting costs associated with an outside evaluation of our core banking software requirements, other technology planning costs and costs associated with a strategic planning initiative. Similar costs were not incurred during the 2008 period. The decrease in business development and advertising costs resulted from reductions in our marketing budget, promotional materials, and a decrease in seminar and conference costs.

Core deposit intangible amortization declined by $85 thousand as a portion of this asset is now fully amortized. The remaining asset is scheduled to amortize at the rate of $173 thousand per year until October, 2013.

Provision for income taxes. The Company recorded an income tax benefit of $6.8 million, or 42.6% of pre-tax loss for the year ended December 31, 2009. During 2008 the Company recorded an income tax benefit of $212 thousand as tax exempt income exceeded pretax income.

Deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the reported amount of assets and liabilities and their tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The determination of the amount of deferred income tax assets which are more likely than not to be realized is primarily dependent on projections of future earnings, which are subject to uncertainty and estimates that may change given economic conditions and other factors. The realization of deferred income tax assets is assessed and a valuation allowance is recorded if it is "more likely than not" that all or a portion of the deferred tax asset will not be realized. "More likely than not" is defined as greater than a 50% chance. All available evidence, both positive and negative is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed.

As part of its analysis, the Company considered the following positive evidence:

- The Company's 2009 net loss was largely attributable to losses on its Construction and Land Development portfolio that represented approximately 80% of net charge-offs during the year ended December 31, 2009. This portfolio has significantly decreased during the current year and the Company is not growing the portfolio.

- The Company's 2009 net loss was also attributable to large write-downs in Construction and Land Development real estate owned which represented the majority of its provision for losses on other real estate during 2009. Given that the Construction and Land Development REO is valued significantly below the original appraised value as of December 31, 2009, management does not anticipate significant additional declines in future periods.

- The Company has a long history of earnings profitability.

- The Company is projecting future taxable and book income will be generated by operations.

- The size of loan credits in the Company's pipeline of potential problem loans has significantly decreased.

As part of its analysis, the Company considered the following negative evidence:

- The Company recorded a large net loss in 2009 and is in a cumulative loss position for the current and preceding two years.

- The Company did not meet its financial projections in 2009 or 2008.

Based upon our analysis of available evidence, we have determined that it is "more likely than not" that all of our deferred income tax assets as of December 31, 2009 and 2008 will be fully realized and therefore no valuation allowance was recorded.

Financial Condition

Loan Portfolio. The Company continues to manage the mix of its loan portfolio consistent with its identity as a community bank serving the financing needs of all sectors of the area it serves. Although the Company offers a broad array of financing options, it continues to concentrate its focus on small to medium sized commercial businesses. These commercial loans offer diversification as to industries and types of businesses, thus limiting material exposure in any industry concentrations. The Company offers both fixed and floating rate loans and obtains collateral in the form of real property, business assets and deposit accounts, but looks to business and personal cash flows as its primary source of repayment.

The Company's largest lending categories are real estate mortgage loans, consumer and real estate construction and land development loans. These categories accounted for approximately 48.5%, 16.4% and 11.4%, respectively of the Company's total loan portfolio at December 31, 2009, and approximately 41.5%, 16.9% and 20.2%, respectively of the Company's total loan portfolio at December 31, 2008. The construction and land development portfolio component has been identified by Management as a higher-risk loan category. The quality of the construction and land development category is highly dependent on property values both in terms of the likelihood of repayment once the property is transacted by the current owner as well as the level of collateral the Company has securing the loan in the event of default. Loans in this category are characterized by the speculative nature of commercial and residential development properties and can include property in various stages of development from raw land to finished lots. The decline in these loans as a percentage of the Company's loan portfolio reflects management's efforts to reduce its exposure to construction and land development loans in 2009 due to the severe valuation decrease in the real estate market.

The Company's real estate related loans, including real estate mortgage loans, real estate construction loans, consumer equity lines of credit, and agricultural loans secured by real estate comprised 77% and 75% of the total loan portfolio at December 31, 2009 and 2008. Moreover, the business activities of the Company currently are focused in the California counties of Plumas, Nevada, Placer, Lassen, Modoc, Shasta, Sierra and in Washoe County in Northern Nevada. Consequently, the results of operations and financial condition of the Company are dependent upon the general trends in these economies and, in particular, the residential and commercial real estate markets. In addition, the concentration of the

Company's operations in these areas of Northeastern California and Northwestern Nevada exposes it to greater risk than other banking companies with a wider geographic base in the event of catastrophes, such as earthquakes, fires and floods in these regions.

The rates of interest charged on variable rate loans are set at specific increments in relation to the Company's lending rate or other indexes such as the published prime interest rate or U.S. Treasury rates and vary with changes in these indexes. At December 31, 2009 and 2008, approximately 68% and 67%, respectively, of the Company's loan portfolio was compromised of variable rate loans. While real estate mortgage, commercial and consumer lending remain the foundation of the Company's historical loan mix, some changes in the mix have occurred due to the changing economic environment and the resulting change in demand for certain loan types. In addition, the Company remains committed to the agricultural industry in Northeastern California and will continue to pursue high quality agricultural loans. Agricultural loans include both commercial and commercial real estate loans. The Company's agricultural loan balances totaled $42 million and $36 million at December 31, 2009 and 2008, respectively.

The following table sets forth the amounts of loans outstanding by category as of the dates indicated.

	At December 31,				
	2009	2008	2007	2006	2005
	(dollars in thousands)				
Real estate – mortgage	$ 161,397	$ 151,943	$ 128,357	$ 116,329	$ 110,686
Real estate – construction	38,061	73,820	76,478	75,930	56,370
Commercial	37,056	42,528	39,584	36,182	42,252
Consumer	54,442	61,706	72,768	90,694	81,320
Agriculture	41,722	36,020	35,762	35,577	31,018
Total loans	332,678	366,017	352,949	354,712	321,646
Less:					
Deferred costs	(298)	(279)	(564)	(1,182)	(766)
Allowance for loan losses	9,568	7,224	4,211	3,917	3,256
Net loans	$ 323,408	$ 359,072	$ 349,302	$ 351,977	$ 319,156

The following table sets forth the maturity of gross loan categories as of December 31, 2009. Also provided with respect to such loans are the amounts due after one year, classified according to sensitivity to changes in interest rates:

	Within One Year	After One Through Five Years	After Five Years	Total
	(dollars in thousands)			
Real estate – mortgage	$ 20,617	$ 30,097	$ 110,683	$ 161,397
Real estate – construction	19,011	7,861	11,189	38,061
Commercial	11,947	22,315	2,794	37,056
Consumer	9,422	15,801	29,219	54,442
Agriculture	18,585	9,407	13,730	41,722
Total	$ 79,582	$ 85,481	$ 167,615	$ 332,678
Loans maturing after one year with:				
Fixed interest rates		$ 27,428	$ 58,294	$ 85,722
Variable interest rates		58,053	109,321	167,374
Total		$ 85,481	$ 167,615	$ 253,096

Analysis of Asset Quality and Allowance for Loan Losses. The Company attempts to minimize credit risk through its underwriting and credit review policies. The Company's credit review process includes internally prepared credit reviews as well as contracting with an outside firm to conduct periodic credit reviews. The Company's management and lending officers evaluate the loss exposure of classified and impaired loans on a quarterly basis, or more frequently as loan conditions change. The Board of Directors, through the loan committee, reviews the asset quality of new and criticized loans on a monthly basis and reports the findings to the full Board of Directors. In management's opinion, this loan review system helps facilitate the early identification of potential criticized loans.

The Company has implemented a Management Asset Resolution Committee (MARC) to develop an action plan to significantly reduce nonperforming loans. It consists of members of executive management, credit administration management and the Board of Directors, and the activities are governed by a formal written charter. The MARC meets semi-monthly and reports to the Board's Loan Committee.

More specifically, a formal plan to effect repayment and/or disposition of every significant nonperforming loan relationship is developed and documented for review and on-going oversight by the MARC. Some of the strategies used include but are not limited to: 1) obtaining additional collateral, 2) obtaining additional investor cash infusion, 3) sale of the promissory note to an outside party, 4) proceeding with foreclosure on the underlying collateral, 5) legal action against borrower/guarantors to encourage settlement of debt and/or collect any deficiency balance owed. Each step includes a benchmark timeline to track progress.

MARC also provides guidance for the maintenance and timely disposition of OREO properties; including developing financing and marketing programs to incent individuals to purchase OREO.

Related to the severe economic downturn and the resulting decline in real estate values the Company's charge-offs increased dramatically during 2009. Net charge-offs during the year ended December 31, 2009 totaled $12,156 thousand, or 3.43% of average loans, compared to $1,587 thousand, or 0.45% of average loans for 2008 and $506 thousand, or 0.14% of average loans for 2007. The allowance for loan losses stood at 2.88% of total loans as of December 31, 2009, versus 1.97% of total loans as of December 31, 2008.

The allowance for loan losses is established through charges to earnings in the form of the provision for loan losses. Loan losses are charged to and recoveries are credited to the allowance for loan losses. The allowance for loan losses is maintained at a level deemed appropriate by management to provide for known and inherent risks in loans. The adequacy of the allowance for loan losses is based upon management's continuing assessment of various factors affecting the collectibility of loans; including current economic conditions, maturity of the portfolio, size of the portfolio, industry concentrations, borrower credit history, collateral, the existing allowance for loan losses, independent credit reviews, current charges and recoveries to the allowance for loan losses and the overall quality of the portfolio as determined by management, regulatory agencies, and independent credit review consultants retained by the Company. There is no precise method of predicting specific losses or amounts which may ultimately be charged off on particular segments of the loan portfolio. The collectibility of a loan is subjective to some degree, but must relate to the borrower's financial condition, cash flow, quality of the borrower's management expertise, collateral and guarantees, and state of the local economy.

The federal financial regulatory agencies in December 2006 issued a new interagency policy statement on the allowance for loan and lease losses along with supplemental frequently asked questions. When determining the adequacy of the allowance for loan losses, the Company follows these guidelines. The policy statement revises and replaces a 1993 policy statement on the allowance for loan and lease losses. The agencies issued the revised policy statement in view of today's uncertain economic environment and the presence of concentrations in untested loan products in the loan portfolios of insured depository institutions. The policy statement has also been revised to conform with accounting principles generally accepted in the United States of America ("GAAP") and post-1993 supervisory guidance. The policy statement reiterates that each institution has a responsibility for developing, maintaining and documenting a comprehensive, systematic, and consistently applied process appropriate to its size and the nature, scope, and risk of its lending activities for determining the amounts of the allowance for loan and lease losses and the provision for loan and lease losses and states that each institution should ensure controls are in place to consistently determine the allowance for loan and lease losses in accordance with GAAP, the institution's stated policies and procedures, management's best judgment and relevant supervisory guidance.

The policy statement also restates that insured depository institutions must maintain an allowance for loan and lease losses at a level that is appropriate to cover estimated credit losses on individually evaluated loans determined to be impaired as well as estimated credit losses inherent in the remainder of the loan and lease portfolio, and that estimates of credit losses should reflect consideration of all significant factors that affect the collectibility of the portfolio as of the evaluation date. The policy statement states that prudent, conservative, but not excessive, loan loss allowances that represent management's best estimate from within an acceptable range of estimated losses are appropriate. In addition, the Company incorporates the Securities and Exchange Commission Staff Accounting Bulletin No. 102, which represents the SEC staff's view related to methodologies and supporting documentation for the Allowance for Loan and Lease Losses that should be observed by all public companies in complying with the federal securities laws and the Commission's interpretations.

The Company's methodology for assessing the adequacy of the allowance for loan losses consists of several key elements, which include but are not limited to:

- specific allocation determined in accordance with ASC Topic 310 – Receivables (formerly FAS 114, *"Accounting for Impairment of a loan"* based on probable losses on specific loans.
- general reserves determined in accordance with guidance in ASC Topic 450 – Contingencies (formerly SFAS No. 5, *"Accounting for Contingencies"*, based on historical loan loss experience adjusted for other qualitative risk factors both internal and external to the Company.

Specific allocations are established based on management's periodic evaluation of loss exposure inherent in classified, impaired, and other loans in which management believes that the collection of principal and interest under the original terms of the loan agreement are in question. For purposes of this analysis, classified loans are grouped by internal risk classifications which are "special mention", "substandard", "doubtful", and "loss". Special mention loans are currently performing but are potentially weak, as the borrower has begun to exhibit deteriorating trends, which if not corrected, could jeopardize repayment of the loan and result in further downgrade. Substandard loans have well-defined weaknesses which, if not corrected, could jeopardize the full satisfaction of the debt. A loan classified as "doubtful" has critical weaknesses that make full collection of the obligation improbable. Classified loans, as defined by the Company, include loans categorized as substandard and doubtful. Loans classified as loss are immediately charged off.

Formula allocations are calculated by applying loss factors to outstanding loans with similar characteristics. Loss factors are based on the Company's historical loss experience as adjusted for changes in the business cycle and on the internal risk grade of those loans and may be adjusted for significant factors that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date. The formula allocation analysis incorporates loan losses over the past seven years adjusted for changes in the business cycle. Loss factors are adjusted to recognize and quantify the estimated loss exposure resulting from changes in market conditions and trends in the Company's loan portfolio.

The discretionary allocation is based upon management's evaluation of various loan segment conditions that are not directly measured in the determination of the formula and specific allowances. The conditions may include, but are not limited to, general economic and business conditions affecting the key lending areas of the Company, credit quality trends, collateral values, loan volumes and concentrations, and other business conditions.

The following table provides certain information for the years indicated with respect to the Company's allowance for loan losses as well as charge-off and recovery activity.

	At December 31,				
	2009	2008	2007	2006	2005
	(dollars in thousands)				
Balance at beginning of period	$ 7,224	$ 4,211	$ 3,917	$ 3,256	$ 2,722
Charge-offs:					
Commercial and agricultural	663	477	83	126	297
Real estate mortgage	1,145	95	-	-	-
Real estate construction	10,133	522	46	-	-
Consumer	559	689	657	519	442
Total charge-offs	12,500	1,783	786	645	739
Recoveries:					
Commercial and agricultural	18	11	53	46	21
Real estate mortgage	8	14	-	-	-
Real estate construction	90	-	-	-	-
Consumer	228	171	227	260	152
Total recoveries	344	196	280	306	173
Net charge-offs	12,156	1,587	506	339	566
Provision for loan losses	14,500	4,600	800	1,000	1,100
Balance at end of period	$ 9,568	$ 7,224	$ 4,211	$ 3,917	$ 3,256
Net charge-offs during the period to average loans	3.43%	0.45%	0.14%	0.10%	0.19%
Allowance for loan losses to total loans	2.88%	1.97%	1.19%	1.10%	1.01%

The increase in the allowance for loan losses from December 31, 2008 is attributable to a $1.2 million increase in specific reserves related to impaired loans from by $3.1 million at December 31, 2008 to $4.3 million at December 31, 2009 and a $1.2 million increase in general reserves. General reserves totaled $5.3 million at December 31, 2009 and $4.1 million at December 31, 2008. As a percentage of total loans general reserves increased from 1.12% at December 31, 2008 to 1.59% at December 31, 2009.

Charge-offs totaled $12.5 million of which $10.1 million was related to our real estate construction and land development portfolio. We do not expect a similar level of losses in 2010 because in 2009 we dealt aggressively with our problem real estate loans as evidenced by a decrease in nonperforming loans from $26.7 million at December 31, 2008 to $14.3 million at December 31, 2009. In addition, we reduced our exposure to construction and land development loans as our construction and land development portfolio decreased by $35.7 million from $73.8 million at December 31, 2008 to $38.1 million at December 31, 2009. As a result, we currently anticipate that charge-offs could range from approximately $4 million to $7 million in 2010, the largest part of which are anticipated to be related to real estate loans and consistent with 2009 activity within the real estate category most of the charge-offs are expected to be associated with construction and land development loans. For other categories of loans we expect charge-offs to be similar to 2009 activity. However, given the lack of stability in the real estate market and the recent volatility in charge-offs, there can be no assurance that charge offs of loans in future periods will not increase or decrease from this estimate.

The Company places loans 90 days or more past due on nonaccrual status unless the loan is well secured and in the process of collection. A loan is considered to be in the process of collection if, based on a probable specific event, it is expected that the loan will be repaid or brought current. Generally, this collection period would not exceed 90 days. When a loan is placed on nonaccrual status the Company's general policy is to reverse and charge against current income previously accrued but unpaid interest. Interest income on such loans is subsequently recognized only to the extent that cash is received and future collection of principal is deemed by management to be probable. Where the collectibility of the principal or interest on a loan is considered to be doubtful by management, it is placed on nonaccrual status prior to becoming 90 days delinquent.

Impaired loans are measured based on the present value of the expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. The amount of impaired loans is not directly comparable to the amount of nonperforming loans disclosed later in this section. The primary difference between impaired loans and nonperforming loans is that impaired loan recognition considers not only loans 90 days or more past due, restructured loans and nonaccrual loans but also may include identified problem loans other than delinquent loans where it is considered probable that we will not collect all amounts due to us (including both principal and interest) in accordance with the contractual terms of the loan agreement.

The following table sets forth the amount of the Company's nonperforming assets as of the dates indicated. Loans restructured and in compliance with modified terms totaled $3.4 million at December 31, 2009. There were no troubled debt restructurings at December 31, 2008, 2007, 2006 or 2005.

	At December 31,				
	2009	2008	2007	2006	2005
			(dollars in thousands)		
Nonaccrual loans	$ 14,263	$ 26,444	$ 2,618	$ 972	$ 1,661
Loans past due 90 days or more and still accruing	28	297	14	41	-
Total nonperforming loans	14,291	26,741	2,632	1,013	1,661
Other real estate owned	11,204	4,148	402	-	-
Other vehicles owned	65	129	135	47	40
Total nonperforming assets	$ 25,560	$ 31,018	$ 3,169	$ 1,060	$ 1,701
Interest income forgone on nonaccrual loans	$ 568	$ 576	$ 161	$ 53	$ 39
Interest income recorded on a cash basis on nonaccrual loans	$ 369	$ 74	$ 118	$ 116	$ 16
Nonperforming loans to total loans	4.30%	7.31%	0.75%	0.29%	0.52%
Nonperforming assets to total assets	4.84%	6.78%	0.70%	0.22%	0.36%
Allowance for loan losses to nonperforming loans	67%	27%	160%	387%	196%

Nonperforming loans at December 31, 2009 were $14.3 million, a decrease of $12.4 million from the $26.7 million balance at December 31, 2008. Of the total nonperforming loans at December 31, 2009, eight loans had principal balances ranging from $2.3 million to $534 thousand. In total these loans amount to $9.5 million representing 66% of the nonaccrual balance of $14.3 million. Specific reserves of $1.8 million were allocated to these loans. For all nonaccrual loans at December 31, 2009 specific reserves totaled $2.6 million or 18% of total nonaccrual loans. Additionally, the nonaccrual balances at December 31, 2009 are net of $965 thousand in partial charge-offs.

At December 31, 2009 and 2008, the Company's recorded investment in impaired loans totaled $19.2 million and $26.4 million, respectively. The specific allowance for loan losses related to impaired loans was $4.3 million and $3.1 million at December 31, 2009 and 2008, respectively. The average recorded investment in impaired loans was $25.1 million, $5.2 million, $1.7 million for the years ended December 31, 2009, 2008 and 2007, respectively. In most cases, the Company uses the cash basis method of income recognition for impaired loans. For the years ended December 31, 2009, 2008 and 2007, the Company recognized $369 thousand, $74 thousand and $118 thousand, respectively, of income on such loans. Interest foregone on impaired loans totaled $568 thousand $576 thousand and $161 thousand for the years ended December 31, 2009, 2008 and 2007, respectively.

It is the policy of management to make additions to the allowance for loan losses so that it remains appropriate to absorb the inherent risk of loss in the portfolio. Management believes that the allowance at December 31, 2009 is appropriate. However, the determination of the amount of the allowance is judgmental and subject to economic conditions which cannot be predicted with certainty. Accordingly, the Company cannot predict whether charge-offs of loans in excess of the allowance may occur in future periods.

OREO represents real property taken by the Bank either through foreclosure or through a deed in lieu thereof from the borrower. Repossessed assets include vehicles and other commercial assets acquired under agreements with delinquent borrowers. Repossessed assets and OREO are carried at the lesser of cost or fair market value, less selling costs. OREO holdings represented twenty-nine properties totaling $11.2 million at December 31, 2009 and nineteen properties totaling $4.1 million at December 31, 2008. Of the twenty-nine properties, four properties represent 82% of the balance or $9.2 million of the $11.2 million. Nonperforming assets as a percentage of total assets decreased to 4.84% at December 31, 2009 down from 6.78% at December 31, 2008.

Investment Portfolio and Federal Funds Sold. Total investment securities increased $49.6 million, or 129%, to $88.0 million as of December 31, 2009, up from $38.4 million as of December 31, 2008. There were no Federal funds sold at December 31, 2009 or 2008.

The growth in the investment portfolio was related to purchases of securities of U.S. government agencies, resulting in a significant increase in these securities as a percentage of total investment securities. The investment portfolio balances in U.S. Treasuries, U.S. Government agencies, corporate debt securities and municipal obligations comprised 1%, 86%, 0% and 13%, respectively, at December 31, 2009 versus 4%, 59%, 4% and 33%, respectively, at December 31, 2008.

The Company increased its level of agency securities primarily to support our growth in public agency deposits which require the pledging of investment securities for balances in excess of those covered by FDIC insurance. In addition, these investments provide a favorable spread over the Company's cost of interest-bearing liabilities. Funding for the increase in securities of U.S. government agencies was provided by an increase in our deposits and proceeds from the sale of Series A Preferred Stock.

The Company's investments in mortgage-backed securities of U.S. Government agencies provide interest income as well as cash flows for liquidity and reinvestment opportunities as these securities pay down. At December 31, 2009, total balances in these mortgage-backed securities were $19.3 million up from $12.4 million at December 31, 2008. Although these pass-through securities typically have final maturities of between ten and fifteen years, the pass-through nature of principal payments from the prepayment or refinance of loans underlying these securities is expected to significantly reduce their average life.

Obligations of states and political subdivisions (municipal securities) provide attractive tax equivalent yields for the Company. Since the majority of the interest earnings on these securities are not taxable for Federal purposes the investment in municipal securities results in a reduction in the effective tax rate of the Company.

The Company classifies its investment securities as available-for-sale or held-to-maturity. The Company transferred its municipal obligations to the available-for-sale category on December 31, 2009 as it no longer has the intention to hold these securities until maturity. Securities classified as available-for-sale may be sold to implement the Company's asset/liability management strategies and in response to changes in interest rates, prepayment rates and similar factors.

The following tables summarize the values of the Company's investment securities held on the dates indicated:

Available-for-sale (fair value)	December 31, 2009	2008	2007
	(dollars in thousands)		
U.S. Treasuries	$ 1,052	$ 1,508	$ 3,481
U.S. Government agencies	55,889	10,392	19,662
Corporate debt securities	-	1,550	3,923
U.S. Government agency mortgage-backed Securities	19,287	12,357	14,738
Municipal obligations	11,722	-	-
Total	$ 87,950	$ 25,807	$ 41,804

Held-to-maturity (amortized cost)	December 31, 2009	2008	2007
	(dollars in thousands)		
Municipal obligations	$ -	$ 12,567	$ 13,488

The following table summarizes the maturities of the Company's securities at their carrying value and their weighted average tax equivalent yields at December 31, 2009.

(dollars in thousands)	One Year or Less		After One Through Five Years		After Five Through Ten Years		After Ten Years		Total	
Available-for-sale (Fair Value)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Treasuries	$ -	-%	$ 1,052	1.07%	$ -	-%	$ -	-%	$ 1,052	1.07%
U.S. Government agencies	-	-%	55,889	2.45%	-	-%	-	-%	55,889	2.45%
U.S. Government agency mortgage-backed securities	1,815	3.52%	2,539	3.90%	4,439	4.78%	10,494	3.94%	19,287	4.08%
Municipal obligations	-	-%	3,725	5.19%	7,997	5.71%	-	-%	11,722	5.55%
Total	$ 1,815	3.52%	$ 63,205	2.65%	$ 12,436	5.39%	$ 10,494	3.94%	$ 87,950	3.19%

Deposits. Total deposits were $433.3 million as of December 31, 2009, an increase of $61.8 million, or 17%, from the December 31, 2008 balance of $371.5 million. The largest components of this increase were increases of $33.5 million in interest-bearing transaction accounts (NOW), $24.4 million in time deposits and $5.0 million in money market deposits. The increase in NOW accounts is primarily related to a new interest bearing transaction account designed for local public agencies, which we have successfully marketed to several of the municipalities in our service area. Deposits related to this account increased by $31.8 million from $6.0 million at December 31, 2008 to $37.8 million at December 31, 2009. These accounts pay rates comparable to those available on a money market fund offered by a typical brokerage firm. We are required to pledge investment securities as collateral against the uninsured portion of these deposits. The increase in time deposits is primary related to a promotional time deposit product we began offering in June, 2009. This product had an 18 month term and a 2% rate. Money market balances benefited from an on balance sheet corporate sweep product which we introduced during the first quarter of 2008. Deposits related to this product increased by $4.3 million from $9.0 million at December 31, 2008 to $13.3 million at December 31, 2009.

As of December 31, 2009, primarily due to the change in mix of deposits, non-interest bearing demand deposits and interest checking deposits increased to 50.3% of total deposits versus 49.9% at December 31, 2008. Money market and savings deposits decreased to 21.4% of total deposits as of December 31, 2009 compared to 23.6% as of December 31, 2008. Time deposits increased to 28.3% of total deposits as of December 31, 2009 compared to 26.5% at December 31, 2008.

Deposits represent the Bank's primary source of funds. Deposits are primarily core deposits in that they are demand, savings and time deposits generated from local businesses and individuals. These sources are considered to be relatively stable, long-term relationships thereby enhancing steady growth of the deposit base without major fluctuations in overall deposit balances. The Company experiences, to a small degree, some seasonality with the slower growth period between November through April, and the higher growth period from May through October. In order to assist in meeting any funding demands, the Company maintains secured borrowing arrangements with the Federal Home Loan Bank and the Federal Reserve Bank of San Francisco. Included in time deposits at December 31, 2009 were $5 million in CDARS reciprocal time deposits which, under regulatory guidelines, are classified as brokered deposits. The Company did not hold brokered deposits during the years ended December 31, 2008 or 2007.

The following chart sets forth the distribution of the Company's average daily deposits for the periods indicated.

	2009		2008		2007	
	Average Balance	Rate %	Average Balance	Rate %	Average Balance	Rate %
			(dollars in thousands)			
Non-interest-bearing deposits	$ 108,059		$ 111,999		$ 114,831	
Interest-bearing deposits:						
Interest bearing demand deposits	98,394	0.68%	73,338	0.75%	77,254	1.73%
Money market accounts	41,844	0.83%	37,626	0.83%	39,431	0.83%
Savings	50,286	0.18%	48,573	0.33%	50,448	0.49%
Time deposits	105,313	1.96%	110,743	3.16%	121,808	4.35%
Total interest bearing deposits	295,837	1.07%	270,280	1.67%	288,941	2.50%
Total deposits	$ 403,896	0.78%	$ 382,279	1.18%	$ 403,772	1.79%

The Company's time deposits of $100,000 or more had the following schedule of maturities at December 31, 2009:

(dollars in thousands)	
Remaining Maturity:	Amount
Three months or less	$ 13,031
Over three months to six months	7,729
Over six months to 12 months	9,881
Over 12 months	24,362
Total	$ 55,003

Time deposits of $100,000 or more are generally from the Company's local business and individual customer base. The potential impact on the Company's liquidity from the withdrawal of these deposits is discussed at the Company's asset and liability management committee meetings, and is considered to be minimal.

Short-term borrowing arrangements. The Company has a secured short-term borrowing arrangement with one of its correspondent banks in the amount of $5,000,000. No borrowings were outstanding under this arrangement at December 31, 2009 or December 31, 2008. In addition, the Company has the ability to secure advances through the FRB discount window. These advances also must be collateralized.

The Company is a member of the FHLB and can borrow up to $82,056,000 from the FHLB secured by commercial and residential mortgage loans with carrying values totaling $231,492,000. The Company is required to hold FHLB stock as a condition of membership. At December 31, 2009, the Company held $1,933,000 of FHLB stock which is recorded as a component of other assets. At this level of stock holdings the Company can borrow up to $41,132,000. Total borrowings at December 31, 2009 from the FHLB were $40,000,000 consisting of both short-term and long-term FHLB advances. To borrow the $82,056,000 in available credit the Company would need to purchase $1,924,000 in additional FHLB stock.

Short-term borrowings at December 31, 2009 consisted of a $20,000,000 FHLB advance at 0.47% with a maturity date of January 19, 2010. At December 31, 2008 short-term borrowings consisted of a one day $34,000,000 FHLB advance with an interest rate of 0.05%.

The average balance in short-term borrowings during the years ended December 31, 2009 and 2008 were $24.3 million and $11.9 million, respectively. The average rate paid on these borrowings was 0.33% during 2009 and 1.70% during 2008. The maximum amount of short-term borrowings outstanding at any month-end during 2009 and 2008 was $33.8 million and $34.0 million, respectively.

Long-term borrowing arrangements. Long-term borrowings at December 31, 2009 consisted of two $10,000,000 FHLB advances. The first advance matures on November 23, 2011 and bears interest at 1.00%. The second advance matures on November 23, 2012 and bears interest at 1.60%. Interest rates on both advances are fixed until maturity.

Capital Resources

Shareholders' equity as of December 31, 2009 increased to $38.2 million up from $35.4 million as of December 31, 2008. This increase is related to the issuance of $11.9 million in Preferred Stock, Series A as described in the following paragraph, partially offset by our 2009 net loss and $628 thousand of dividends on the Preferred Stock.

On January 30, 2009, under the Capital Purchase Program, the Company entered into a Letter Agreement (the "Purchase Agreement") with the United States Department of the Treasury, pursuant to which the Company issued and sold (i) 11,949 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the "Preferred Shares") and (ii) a ten-year warrant to purchase up to 237,712 shares of the Company's common stock, no par value at an exercise price, subject to anti-dilution adjustments, of $7.54 per share, for an aggregate purchase price of $11,949,000 in cash. The Series A Preferred Stock and the Warrant were issued in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended. The Purchase

Agreement contains provisions that restrict the payment of dividends on Plumas Bancorp common stock and restrict the Company's ability to repurchase Plumas Bancorp common stock.

Eight million of the twelve million in proceeds from the sale of the Series A Preferred Stock was injected into Plumas Bank providing addition capital for the bank to support growth in loans and investment securities and strengthen its capital ratios. The remainder provides funds for holding company activities and general corporate purposes.

It is the policy of the Company to periodically distribute excess retained earnings to the shareholders through the payment of cash dividends. Such dividends help promote shareholder value and capital adequacy by enhancing the marketability of the Company's stock. All authority to provide a return to the shareholders in the form of a cash or stock dividend or split rests with the Board of Directors (the "Board). The Board will periodically, but on no regular schedule, review the appropriateness of a cash dividend payment.

No common cash dividends were paid in 2009. On April 24, 2009, the Company announced that it would be suspending its semi-annual common stock cash dividend for the first half of 2009. During 2008 the Company paid two semi-annual common cash dividends to holders of common stock, the first was 16 cents paid on May 16, 2008 and on November 21, 2008 we paid a second cash dividend of 8 cents per share. The Company's Board of Directors will continue to evaluate the payment of a semi-annual common stock cash dividend in future quarters, but does not anticipate paying a cash dividend in 2010. The Company is subject to various restrictions on the payment of dividends. See Note 11 "Shareholders' Equity – Dividend Restrictions" of the Company's Consolidated Financial Statements in Item 8 – Financial Statements and Supplementary Data of this Annual Report on Form 10K.

Capital Standards. The decrease in the Company's regulatory capital during 2009 is attributed to an increase in that portion of the Company's deferred tax asset that under regulatory capital guidelines is required to deducted from capital in the computation of regulatory capital ratios, mostly offset by the increase in shareholders' equity described above. In addition, the Company's leverage capital ratios declined due to an increase in its quarterly average assets from $449 million during the fourth quarter of 2008 to $523 million during the current fourth quarter.

The Company uses a variety of measures to evaluate its capital adequacy, with risk-based capital ratios calculated separately for the Company and the Bank. Management reviews these capital measurements on a monthly basis and takes appropriate action to ensure that they are within established internal and external guidelines. The Company's current capital position exceeds minimum thresholds established by industry regulators, and by current regulatory definitions the Bank is well capitalized, the highest rating of the categories defined under Federal Deposit Insurance Corporation Improvement Act (FDICIA) of 1991. The FDIC has promulgated risk-based capital guidelines for all state non-member banks such as the Bank. These guidelines establish a risk-adjusted ratio relating capital to different categories of assets and off-balance sheet exposures. There are two categories of capital under the guidelines: Tier 1 capital includes common stockholders' equity, and qualifying trust-preferred securities (including notes payable to unconsolidated special purpose entities that issue trust-preferred securities), less goodwill and certain other deductions, notably the unrealized net gains or losses (after tax adjustments) on available for sale investment securities carried at fair market value; Tier 2 capital can include qualifying subordinated debt and the allowance for loan and lease losses, subject to certain limitations. The Series A Preferred Stock qualifies as Tier 1 capital for the Company.

As noted previously, the Company's junior subordinated debentures represent borrowings from its unconsolidated subsidiaries that have issued an aggregate $10 million in trust-preferred securities. These trust-preferred securities currently qualify for inclusion as Tier 1 capital for regulatory purposes as they do not exceed 25% of total Tier 1 capital, but are classified as long-term debt in accordance with GAAP. On March 1, 2005, the Federal Reserve Board adopted a final rule that allows the continued inclusion of trust-preferred securities (and/or related subordinated debentures) in the Tier I capital of bank holding companies. However, under the final rule, after a five-year transition period goodwill must be deducted from Tier I capital prior to calculating the 25% limitation. Generally, the amount of junior subordinated debentures in excess of the 25% Tier 1 limitation is included in Tier 2 capital. On March 23, 2009 the requirement to deduct goodwill was delayed until March 31, 2011.

The following tables present the capital ratios for the Company and the Bank compared to the standards for bank holding companies and the regulatory minimum requirements for depository institutions as of December 31, 2009 and 2008 (amounts in thousands except percentage amounts).

	December 31, 2009		December 31, 2008	
	Amount	Ratio	Amount	Ratio
Tier 1 Leverage Ratio				
Plumas Bancorp and Subsidiary	**$ 40,564**	**7.9%**	**$ 43,885**	**9.8%**
Minimum regulatory requirement	20,652	4.0%	17,907	4.0%
Plumas Bank	**38,172**	**7.4%**	**43,372**	**9.7%**
Minimum requirement for "Well-Capitalized" institution under the prompt corrective action plan	25,848	5.0%	22,365	5.0%
Minimum regulatory requirement	20,678	4.0%	17,892	4.0%
Tier 1 Risk-Based Capital Ratio				
Plumas Bancorp and Subsidiary	**40,564**	**10.4%**	**43,885**	**11.0%**
Minimum regulatory requirement	15,641	4.0%	16,021	4.0%
Plumas Bank	**38,172**	**9.8%**	**43,372**	**10.8%**
Minimum requirement for "Well-Capitalized" institution under the prompt corrective action plan	23,433	6.0%	23,996	6.0%
Minimum regulatory requirement	15,622	4.0%	15,997	4.0%
Total Risk-Based Capital Ratio				
Plumas Bancorp and Subsidiary	**45,512**	**11.6%**	**48,919**	**12.2%**
Minimum regulatory requirement	31,281	8.0%	32,042	8.0%
Plumas Bank	**43,113**	**11.0%**	**48,399**	**12.1%**
Minimum requirement for "Well-Capitalized" institution under the prompt corrective action plan	39,056	10.0%	39,994	10.0%
Minimum regulatory requirement	31,244	8.0%	31,995	8.0%

The current and projected capital positions of the Company and the Bank and the impact of capital plans and long-term strategies are reviewed regularly by management. The Company policy is to maintain the Bank's ratios above the prescribed well-capitalized leverage, Tier 1 risk-based and total risk-based capital ratios of 5%, 6% and 10%, respectively, at all times.

Off-Balance Sheet Arrangements

Loan Commitments. In the normal course of business, there are various commitments outstanding to extend credits that are not reflected in the financial statements. Commitments to extend credit and letters of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Annual review of commercial credit lines, letters of credit and ongoing monitoring of outstanding balances reduces the risk of loss associated with these commitments. As of December 31, 2009, the Company had $67.3 million in unfunded loan commitments and $304 thousand in letters of credit. This compares to $78.8 million in unfunded commitments and $534 thousand in letters of credit at December 31, 2008. Of the $67.3 million in unfunded loan commitments, $30.3 million and $37.0 million represented commitments to commercial and consumer customers, respectively. Of the total unfunded commitments at December 31, 2009, $34.3 million were secured by real estate, of which $7.6 million was secured by commercial real estate and $26.7 million was secured by residential real estate in the form of equity lines of credit. The commercial loan commitments not secured by real estate primarily represent business lines of credit, while the consumer loan commitments not secured by real estate primarily represent revolving credit card lines. Since, some of the commitments are expected to expire without being drawn upon; the total commitment amounts do not necessarily represent future cash requirements.

Operating Leases. The Company leases three depository branches as well as two lending offices and a non branch automated teller machine location. Total rental expenses under all operating leases, including premises, totaled $317,000 $347,000 and $209,000, in 2009, 2008 and 2007 respectively. The expiration dates of the leases vary, with the first such lease expiring during 2010 and the last such lease expiring during 2018.

Liquidity

The Company manages its liquidity to provide the ability to generate funds to support asset growth, meet deposit withdrawals (both anticipated and unanticipated), fund customers' borrowing needs, satisfy maturity of short-term borrowings and maintain reserve requirements. The Company's liquidity needs are managed using assets or liabilities, or both. On the asset side, in addition to cash and due from banks, the Company maintains an investment portfolio containing U.S. Government, agency and municipal securities that are classified as available-for-sale. On the liability side, liquidity needs are managed by charging competitive offering rates on deposit products and the use of established lines of credit.

The Company is a member of the FHLB and can borrow up to $82,056,000 from the FHLB secured by commercial and residential mortgage loans with carrying values totaling $231,492,000. The Company is required to hold FHLB stock as a condition of membership. At December 31, 2009, the Company held $1,933,000 of FHLB stock which is recorded as a component of other assets. At this level of stock holdings the Company can borrow up to $41,132,000. Total borrowings at December 31, 2009 from the FHLB were $40,000,000 consisting of both short-term and long-term FHLB advances. To borrow the $82,056,000 in available credit the Company would need to purchase $1,924,000 in additional FHLB stock. At December 31, 2008 FHLB borrowings consisted of a one day $34,000,000 FHLB advance.

The Company has a secured short-term borrowing arrangement with one of its correspondent banks in the amount of $5,000,000. No borrowings were outstanding under this arrangement at December 31, 2009 or 2008. In addition, the Company has the ability to secure advances through the FRB discount window. These advances also must be collateralized.

Customer deposits are the Company's primary source of funds. Total deposits were $433.3 million as of December 31, 2009, an increase of $61.8 million, or 17%, from the December 31, 2008 balance of $371.5 million. Deposits are held in various forms with varying maturities. The Company's securities portfolio, Federal funds sold, Federal Home Loan Bank advances, and cash and due from banks serve as the primary sources of liquidity, providing adequate funding for loans during periods of high loan demand. During periods of decreased lending, funds obtained from the maturing or sale of investments, loan payments, and new deposits are invested in short-term earning assets, such as cash held at the FRB, Federal funds sold and investment securities, to serve as a source of funding for future loan growth. Management believes that the Company's available sources of funds, including borrowings, will provide adequate liquidity for its operations in the foreseeable future.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a smaller reporting company we are not required to provide the information required by this item.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following consolidated financial statements of Plumas Bancorp and subsidiary, and report of the independent registered public accounting firm are included in the Annual Report of Plumas Bancorp to its shareholders for the years ended December 31, 2009, 2008 and 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholders and Board of Directors
Plumas Bancorp and Subsidiary

We have audited the accompanying consolidated balance sheet of Plumas Bancorp and subsidiary (the "Company") as of December 31, 2009 and 2008 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Plumas Bancorp and subsidiary as of December 31, 2009 and 2008 and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We were not required or engaged to examine the effectiveness of Plumas Bancorp's internal control over financial reporting as of December 31, 2009, and, accordingly, we do not express an opinion thereon.

/s/ Perry-Smith LLP

Sacramento, California
March 19, 2010

PLUMAS BANCORP AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

December 31, 2009 and 2008

	2009	2008
ASSETS		
Cash and cash equivalents	$ 59,493,000	$ 18,791,000
Investment securities	87,950,000	38,374,000
Loans, less allowance for loan losses of $9,568,000 in 2009 and $7,224,000 in 2008	323,408,000	359,072,000
Premises and equipment, net	14,544,000	15,764,000
Intangible assets, net	648,000	821,000
Bank owned life insurance	10,111,000	9,766,000
Real estate and vehicles acquired through foreclosure	11,269,000	4,277,000
Accrued interest receivable and other assets	20,694,000	10,310,000
Total assets	$ 528,117,000	$ 457,175,000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Non-interest bearing	$ 111,958,000	$ 112,783,000
Interest bearing	321,297,000	258,710,000
Total deposits	433,255,000	371,493,000
Short-term borrowings	20,000,000	34,000,000
Long-term debt	20,000,000	-
Accrued interest payable and other liabilities	6,321,000	5,935,000
Junior subordinated deferrable interest debentures	10,310,000	10,310,000
Total liabilities	489,886,000	421,738,000
Commitments and contingencies (Note 10)		
Shareholders' equity:		
Serial preferred stock - no par value; 10,000,000 shares authorized; 11,949 issued and outstanding at December 31, 2009	11,595,000	-
Common stock - no par value; 22,500,000 shares authorized; issued and outstanding – 4,776,339 shares in 2009 and 4,775,339 shares in 2008	5,970,000	5,302,000
Retained earnings	20,044,000	29,818,000
Accumulated other comprehensive income	622,000	317,000
Total shareholders' equity	38,231,000	35,437,000
Total liabilities and shareholders' equity	$ 528,117,000	$ 457,175,000

The accompanying notes are an integral part of these consolidated financial statements.

PLUMAS BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENT OF INCOME

For the Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Interest income:			
Interest and fees on loans	$ 20,658,000	$ 23,550,000	$ 27,709,000
Interest on investment securities:			
Taxable	1,708,000	1,398,000	1,900,000
Exempt from Federal income taxes	455,000	489,000	504,000
Interest on Federal funds sold	15,000	3,000	171,000
Total interest income	22,836,000	25,440,000	30,284,000
Interest expense:			
Interest on deposits	3,169,000	4,522,000	7,211,000
Interest on short-term borrowings	80,000	202,000	467,000
Interest on junior subordinated deferrable interest debentures	371,000	623,000	835,000
Other	35,000	17,000	23,000
Total interest expense	3,655,000	5,364,000	8,536,000
Net interest income before provision for loan losses	19,181,000	20,076,000	21,748,000
Provision for loan losses	14,500,000	4,600,000	800,000
Net interest income after provision for loan losses	4,681,000	15,476,000	20,948,000
Non-interest income:			
Service charges	3,796,000	3,951,000	3,806,000
Gain on sale of loans	593,000	111,000	47,000
Impairment loss on investment security	-	(415,000)	-
Earnings on Bank owned life insurance policies	434,000	421,000	415,000
Other	929,000	1,023,000	1,180,000
Total non-interest income	5,752,000	5,091,000	5,448,000

(Continued)

PLUMAS BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENT OF INCOME
(Continued)
For the Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Non-interest expenses:			
Salaries and employee benefits	$ 11,054,000	$ 10,884,000	$ 11,200,000
Occupancy and equipment	3,759,000	3,838,000	3,552,000
Provision for losses on other real estate	4,800,000	618,000	-
Other	6,741,000	5,135,000	4,919,000
Total non-interest expenses	26,354,000	20,475,000	19,671,000
Income (loss) before income taxes	(15,921,000)	92,000	6,725,000
Provision (benefit) for income taxes	(6,775,000)	(212,000)	2,502,000
Net income (loss)	$ (9,146,000)	$ 304,000	$ 4,223,000
Basic earnings (loss) per share	$ (2.05)	$ 0.06	$ 0.85
Diluted earnings (loss) per share	$ (2.05)	$ 0.06	$ 0.84
Common dividends per share	$ -	$ 0.24	$ 0.30

The accompanying notes are an integral part of these consolidated financial statements.

PLUMAS BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2009, 2008 and 2007

	Preferred Stock		Common Stock			Accumulated Other		
	Shares	Amount	Shares	Amount	Retained Earnings	Comprehensive (Loss) Income (Net of Taxes)	Total Shareholders' Equity	Total Comprehensive Income
Balance, January 1, 2007			5,023,205	$ 4,828,000	$ 31,716,000	$ (692,000)	$ 35,852,000	
Comprehensive income):								
Net income					4,223,000		4,223,000	$ 4,223,000
Other comprehensive income, net of tax:								
Net change in unrealized losses on available-for-sale investment securities						585,000	585,000	585,000
Total comprehensive income								$ 4,808,000
Cash dividends - $0.30 per share					(1,491,000)		(1,491,000)	
Retirement of common stock in connection with the exercise of stock options			(4,630)	(70,000)			(70,000)	
Stock options exercised and related tax benefit			19,292	152,000			152,000	
Stock-based compensation expense				288,000			288,000	
Repurchase and retirement of common stock			(168,737)	(156,000)	(2,244,000)		(2,400,000)	
Balance, December 31, 2007			4,869,130	5,042,000	32,204,000	(107,000)	37,139,000	
Cumulative effect of change in accounting principle, adoption of EITF 06-4					(420,000)		(420,000)	
Comprehensive income:								
Net income					304,000		304,000	$ 304,000
Other comprehensive income, net of tax:								
Net change in unrealized (losses)/gains on available-for-sale investment securities						424,000	424,000	424,000
Total comprehensive income								$ 728,000
Cash dividends - $0.24 per share					(1,153,000)		(1,153,000)	
Stock options exercised and related tax benefit			12,476	68,000			68,000	
Stock-based compensation expense				292,000			292,000	
Repurchase and retirement of common stock			(106,267)	(100,000)	(1,117,000)		(1,217,000)	
Balance, December 31, 2008			4,775,339	$ 5,302,000	$ 29,818,000	$ 317,000	$ 35,437,000	

(Continued)

PLUMAS BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(Continued)
For the Years Ended December 31, 2009, 2008 and 2007

	Preferred Stock		Common Stock					
	Shares	Amount	Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Income (Net of Taxes)	Total Shareholders' Equity	Total Comprehensive Income
Balance, December 31, 2008			4,775,339	$ 5,302,000	$ 29,818,000	$ 317,000	$ 35,437,000	
Comprehensive loss:								
Net loss					(9,146,000)		(9,146,000)	$ (9,146,000)
Other comprehensive loss, net of tax:								
Unrealized gains on securities transferred from held-to-maturity to available-for-sale						197,000	197,000	197,000
Net change in unrealized gains on available-for-sale investment securities						108,000	108,000	108,000
Total comprehensive loss								$ (8,841,000)
Preferred stock issued	11,949	$ 11,516,000					11,516,000	
Preferred stock discount accretion		79,000					79,000	
Stock warrants issued				407,000			407,000	
Preferred stock dividends & accretion					(628,000)		(628,000)	
Stock options exercised and related tax benefit			1,000	5,000			5,000	
Stock-based compensation expense				256,000			256,000	
Balance, December 31, 2009	11,949	$ 11,595,000	4,776,339	$ 5,970,000	$ 20,044,000	$ 622,000	$ 38,231,000	

The accompanying notes are an integral part of these consolidated financial statements.

PLUMAS BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Cash flows from operating activities:			
Net income (loss)	$ (9,146,000)	$ 304,000	$ 4,223,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	14,500,000	4,600,000	800,000
Change in deferred loan origination costs/fees, net	(19,000)	285,000	618,000
Stock-based compensation expense	256,000	292,000	288,000
Excess tax benefits from stock-based compensation			(9,000)
Depreciation and amortization	1,929,000	1,984,000	2,197,000
Amortization of investment security premiums	283,000	56,000	149,000
Accretion of investment security discounts	(53,000)	(55,000)	(63,000)
Impairment loss on investment security		415,000	
Gain on sale of investments	(10,000)		
Gain on sale of loans held for sale	(593,000)		
Loans originated for sale	(12,598,000)		
Proceeds from loan sales	11,393,000		
Provision for losses on other real estate	4,800,000	618,000	
Net (gain) loss on sale of premises and equipment	(6,000)	13,000	39,000
Net loss (gain) on sale of other real estate and vehicles owned	198,000	18,000	(17,000)
Gain on life insurance death benefit			(63,000)
Earnings on bank owned life insurance policies	(434,000)	(421,000)	(415,000)
Expenses on bank owned life insurance policies	89,000	83,000	80,000
Benefit for deferred income taxes	(3,852,000)	(1,459,000)	(787,000)
Decrease (increase) in accrued interest receivable and other assets	(7,022,000)	297,000	(426,000)
(Decrease) increase in accrued interest payable and other liabilities	355,000	(711,000)	1,325,000
Net cash provided by operating activities	70,000	6,319,000	7,939,000

(Continued)

PLUMAS BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS
(Continued)
For the Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Cash flows from investing activities:			
Proceeds from matured and called available-for-sale investment securities	$ 8,000,000	$ 16,475,000	$ 27,876,000
Proceeds from matured and called held-to-maturity investment securities	1,836,000	920,000	585,000
Proceeds from sale of held-to-maturity securities	943,000		
Proceeds from sale of available-for-sale securities	86,000		
Purchases of available-for-sale investment securities	(65,876,000)	(2,990,000)	(11,009,000)
Purchases of held-to-maturity investment securities	(1,586,000)		
Proceeds from principal repayments from available-for-sale government-guaranteed mortgage-backed securities	7,320,000	2,819,000	2,961,000
Net decrease (increase) in loans	8,683,000	(19,520,000)	355,000
Proceeds from sale of vehicles	270,000	376,000	429,000
Proceeds from sale of other real estate	1,992,000		
Proceeds from the sale of premises and equipment			20,000
Purchases of premises and equipment	(253,000)	(2,566,000)	(1,116,000)
Proceeds from bank owned life insurance			419,000
Net cash (used in) provided by investing activities	(38,585,000)	(4,486,000)	20,520,000
Cash flows from financing activities:			
Net increase (decrease) in demand, interest-bearing and savings deposits	37,383,000	9,658,000	(37,881,000)
Net increase (decrease) in time deposits	24,379,000	(30,105,000)	27,645,000
Net (decrease) increase in short-term borrowings	(14,000,000)	26,500,000	(12,500,000)
Proceeds from long-term debt	20,000,000		
Issuance of preferred stock, net of discount	11,516,000		
Payment of cash dividend on preferred stock	(473,000)		
Issuance of common stock warrant	407,000		
Proceeds from exercise of stock options	5,000	68,000	73,000
Excess tax benefits from stock-based compensation			9,000
Repurchase and retirement of common stock		(1,217,000)	(2,400,000)
Payment of cash dividends on common stock		(1,153,000)	(1,491,000)
Net cash provided by (used in) financing activities	79,217,000	3,751,000	(26,545,000)
Increase in cash and cash equivalents	40,702,000	5,584,000	1,914,000
Cash and cash equivalents at beginning of year	18,791,000	13,207,000	11,293,000
Cash and cash equivalents at end of year	$ 59,493,000	$ 18,791,000	$ 13,207,000

(Continued)

PLUMAS BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS
(Continued)
For the Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest expense	$ 3,666,000	$ 5,804,000	$ 8,184,000
Income taxes	$ 65,000	$ 1,385,000	$ 3,495,000
Non-cash investing activities:			
Real estate acquired through foreclosure	$ 14,053,000	$ 4,364,000	$ 402,000
Vehicles acquired through repossession	$ 245,000	$ 388,000	$ 500,000
Reclassification of loans to other assets		$ 113,000	
Investment securities transferred from held-to-maturity to available-for-sale	$ 11,722,000		
Net change in unrealized gain/loss on available-for-sale investment securities	$ 108,000	$ 424,000	$ 585,000
Non-cash financing activities:			
Common stock retired in connection with the exercise of stock options			$ 70,000
Tax benefit from stock options exercised			$ 9,000

The accompanying notes are an integral part of these consolidated financial statements.

1. THE BUSINESS OF PLUMAS BANCORP

During 2002, Plumas Bancorp (the "Company") was incorporated as a bank holding company for the purpose of acquiring Plumas Bank (the "Bank") in a one bank holding company reorganization. This corporate structure gives the Company and the Bank greater flexibility in terms of operation expansion and diversification. The Company formed Plumas Statutory Trust I ("Trust I") for the sole purpose of issuing trust preferred securities on September 26, 2002. The Company formed Plumas Statutory Trust II ("Trust II") for the sole purpose of issuing trust preferred securities on September 28, 2005.

The Bank operates thirteen branches in California, including branches in Alturas, Chester, Fall River Mills, Greenville, Kings Beach, Loyalton, Portola, Quincy, Redding, Susanville, Tahoe City, Truckee and Westwood. During the first quarter of 2010 the Bank closed its Loyalton and Westwood branches and transferred the deposits maintained at these branches to the Portola and Chester branches, respectively. In addition to its branch network, the Bank operates a commercial lending office in Reno, Nevada and a lending office specializing in government-guaranteed lending in Auburn, California. The Bank's primary source of revenue is generated from providing loans to customers who are predominately small and middle market businesses and individuals residing in the surrounding areas.

The Bank's deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to applicable legal limits. The Bank is participating in the FDIC Transaction Account Guarantee Program. Under the program, through June 30, 2010, all noninterest-bearing transaction accounts are fully guaranteed by the FDIC for the entire amount in the account. Coverage under the Transaction Account Guarantee Program is in addition to and separate from the coverage under the FDIC's general deposit insurance rules.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company and the consolidated accounts of its wholly-owned subsidiary, Plumas Bank. All significant intercompany balances and transactions have been eliminated.

Plumas Statutory Trust I and Trust II are not consolidated into the Company's consolidated financial statements and, accordingly, are accounted for under the equity method. The Company's investment in Trust I of $268,000 and Trust II of $149,000 are included in accrued interest receivable and other assets on the consolidated balance sheet. The junior subordinated deferrable interest debentures issued and guaranteed by the Company and held by Trust I and Trust II are reflected as debt on the consolidated balance sheet.

The accounting and reporting policies of Plumas Bancorp and subsidiary conform with accounting principles generally accepted in the United States of America and prevailing practices within the banking industry.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassifications

Certain reclassifications have been made to prior years' balances to conform to the classifications used in 2009.

Segment Information

Management has determined that since all of the banking products and services offered by the Company are available in each branch of the Bank, all branches are located within the same economic environment and management does not allocate resources based on the performance of different lending or transaction activities, it is appropriate to aggregate the Bank branches and report them as a single operating segment. No customer accounts for more than 10 percent of revenues for the Company or the Bank.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash and due from banks and Federal funds sold are considered to be cash equivalents. Generally, Federal funds are sold for one day periods. As of December 31, 2009 all cash held with other federally insured institutions was fully insured by the FDIC.

Investment Securities

Investments are classified into one of the following categories:

- Available-for-sale securities reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of taxes, as accumulated other comprehensive income (loss) within shareholders' equity.
- Held-to-maturity securities, which management has the positive intent and ability to hold, reported at amortized cost, adjusted for the accretion of discounts and amortization of premiums.

Management determines the appropriate classification of its investments at the time of purchase and may only change the classification in certain limited circumstances.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Securities (Continued)

During 2009, management determined they no longer had the positive intent to hold their held-to-maturity securities and transferred their held-to-maturity securities to available-for-sale (see note 4.) This transfer increases the Company's flexibility in managing its loan portfolio; allowing the investments to be sold in implementing its asset/liability management strategies and in response to changes in interest rates, prepayment rates and similar factors. All transfers between categories are accounted for at fair value. There were no transfers between categories during 2008. As of December 31, 2009 and 2008 the Company did not have any investment securities classified as trading and gains or losses on the sale of securities are computed on the specific identification method. Interest earned on investment securities is reported in interest income, net of applicable adjustments for accretion of discounts and amortization of premiums.

Investment securities are evaluated for impairment on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline and the intent and ability of the Company to retain its investment in the securities for a period of time sufficient to allow for an anticipated recovery in fair value, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be other-than-temporary, and management does not intend to sell the security or it is more likely than not that sale of the security will not be required before recovery, only the portion of the impairment loss representing credit exposure is recognized as a charge to earnings, with the balance recognized as a charge to other comprehensive income. If management intends to sell the security or it is more likely than not that they will be required to sell the security before recovering its forecasted cost, the entire impairment loss is recognized as a charge to earnings.

Investment in Federal Home Loan Bank Stock

As a member of the Federal Home Loan Bank System, the Bank is required to maintain an investment in the capital stock of the Federal Home Loan Bank. The investment is carried at cost. At December 31, 2009 and 2008, Federal Home Loan Bank stock totaled $1,933,000. On the consolidated balance sheet, Federal Home Loan Bank stock is included in accrued interest receivable and other assets.

Loans Held for Sale, Loan Sales and Servicing

Included in the portfolio are loans which are 75% to 90% guaranteed by the Small Business Administration (SBA), US Department of Agriculture Rural Business Cooperative Service (RBS) and Farm Services Agency (FSA). The guaranteed portion of these loans may be sold to a third party, with the Bank retaining the unguaranteed portion. The Company can receive a premium in excess of the adjusted carrying value of the loan at the time of sale. The Company may be required to refund a portion of the

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans Held for Sale, Loan Sales and Servicing (Continued)

sales premium if the borrower defaults or prepays within ninety days of the settlement date. At December 31, 2009, the premiums and guaranteed portion of these sold loans subject to these recourse provisions was not significant.

During 2009, 2008 and 2007 the Company was not required to refund any significant amounts of sales premiums related to the loans sold.

As of December 31 2009 the Company had $1,798,000 in SBA loans held for sale. Loans held for sale are recorded at the lower of cost or fair vale and therefore maybe reported at fair value on a non-recurring basis. The fair values for loans held for sale are based on either observable transactions of similar instruments or formally committed loan sale prices.

Government guaranteed loans with unpaid balances of $18,512,000 and $8,920,000 were being serviced for others at December 31, 2009 and 2008, respectively. The Company also serviced loans previously sold to the Federal National Mortgage Association (FNMA) totaling $3,014,000 and $3,993,000 as of December 31, 2009 and 2008, respectively.

The Company accounts for the transfer and servicing of financial assets based on the fair value of financial and servicing assets it controls and liabilities it has assumed, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished.

Servicing rights acquired through 1) a purchase or 2) the origination of loans which are sold or securitized with servicing rights retained are recognized as separate assets or liabilities. Servicing assets or liabilities are recorded at the difference between the contractual servicing fees and adequate compensation for performing the servicing, and are subsequently amortized in proportion to and over the period of the related net servicing income or expense. Servicing assets are periodically evaluated for impairment. Fair values are estimated using discounted cash flows based on current market interest rates. For purposes of measuring impairment, servicing assets are stratified based on note rate and term. The amount of impairment recognized, if any is the amount by which the servicing assets for a stratum exceed their fair value.

The Company's investment in the loan is allocated between the retained portion of the loan, the servicing asset, the interest-only (IO) strip, and the sold portion of the loan based on their relative fair values on the date the loan is sold. The gain on the sold portion of the loan is recognized as income at the time of sale. The carrying value of the retained portion of the loan is discounted based on the estimated value of a comparable non-guaranteed loan. The servicing asset is recognized and amortized over the estimated life of the related loan (see Note 5). Assets (accounted for as interest-only (IO) strips) are recorded at the fair value of the difference between note rates and rates paid to purchasers (the interest spread) and contractual servicing fees, if applicable. IO strips are carried at fair value with gains or losses recorded as a component of shareholders' equity, similar to available-for-sale investment securities. Significant future prepayments of these loans will result in the recognition of additional amortization of related servicing assets and an adjustment to the carrying value of related IO strips.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans

Loans are stated at principal balances outstanding, except for loans, if any, that are transferred from loans held for sale which are carried at the lower of principal balance or market value at the date of transfer, adjusted for accretion of discounts. Interest is accrued daily based upon outstanding loan balances. However, when, in the opinion of management, loans are considered to be impaired and the future collectibility of interest and principal is in serious doubt, loans are placed on nonaccrual status and the accrual of interest income is suspended. Any interest accrued but unpaid is charged against income. Payments received are applied to reduce principal to the extent necessary to ensure collection. Subsequent payments on these loans, or payments received on nonaccrual loans for which the ultimate collectibility of principal is not in doubt, are applied first to earned but unpaid interest and then to principal.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due (including both principal and interest) in accordance with the contractual terms of the loan agreement. An impaired loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical matter, at the loan's observable market price or the fair value of collateral if the loan is collateral dependent.

Loan origination fees, commitment fees, direct loan origination costs and purchased premiums and discounts on loans are deferred and recognized as an adjustment of yield, to be amortized to interest income over the contractual term of the loan. The unamortized balance of deferred fees and costs is reported as a component of net loans.

The Company may acquire loans through a business combination or a purchase for which differences may exist between the contractual cash flows and the cash flows expected to be collected due, at least in part, to credit quality. When the Company acquires such loans, the yield that may be accreted (accretable yield) is limited to the excess of the Company's estimate of undiscounted cash flows expected to be collected over the Company's initial investment in the loan. The excess of contractual cash flows over cash flows expected to be collected may not be recognized as an adjustment to yield, loss, or a valuation allowance. Subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan's yield over its remaining life. Decreases in cash flows expected to be collected should be recognized as an impairment.

The Company may not "carry over" or create a valuation allowance in the initial accounting for loans acquired under these circumstances. At December 31, 2009 and 2008, there were no such loans being accounted for under this policy.

Allowance for Loan Losses

The allowance for loan losses is maintained to provide for losses related to impaired loans and other losses that can be expected to occur in the normal course of business. The determination of the allowance is based on estimates made by management, to include consideration of the character of the loan portfolio, specifically identified problem

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses (Continued)

loans, potential losses inherent in the portfolio taken as a whole and economic conditions in the Company's service area.

Classified loans and loans determined to be impaired are evaluated by management for specific risk of loss. In addition, reserve factors are assigned to currently performing loans based on management's assessment of the following for each identified loan type: (1) inherent credit risk and (2) historical losses. These estimates are particularly susceptible to changes in the economic environment and market conditions.

The Bank's Loan Committee reviews the adequacy of the allowance for loan losses at least quarterly, to include consideration of the relative risks in the portfolio and current economic conditions. The allowance is adjusted based on that review if, in management's judgment, changes are warranted.

The allowance is established through a provision for loan losses which is charged to expense. Additions to the allowance are expected to maintain the adequacy of the total allowance after credit losses and loan growth. The allowance for loan losses at December 31, 2009 and 2008, respectively, reflects management's estimate of probable losses in the portfolio. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as new information becomes available, and accordingly actual losses may vary from their estimates. In addition, the FDIC and California Department of Financial Institutions, as an integral part of their examination process, review the allowance for loan and lease losses. These agencies may require additions to the allowance for loan and lease losses based on their judgment about information available at the time of their examination.

Allowance for Losses Related to Undisbursed Commitments

The Company maintains a separate allowance for losses related to undisbursed loan commitments. Management estimates the amount of probable losses by applying a loss reserve factor to a portion of undisbursed lines of credit. The allowance totaled $141,000 and $55,000 at December 31, 2009 and 2008, respectively and is included in accrued interest payable and other liabilities in the consolidated balance sheet.

Other Real Estate

The Company's investment in other real estate holdings, all of which were related to real estate acquired in full or partial settlement of loan obligations, was $11,204,000 net of a valuation allowance of $5,066,000 at December 31, 2009 and $4,148,000 net of a valuation allowance of $618,000 at December 31, 2008. Sales of other real estate totaled $1,992,000 for the year ended December 31, 2009 and a loss of $158,000 was recorded on sale. There were no sales of other real estate in 2008. When property is acquired, any excess of the Bank's recorded investment in the loan balance and accrued interest income over the estimated fair market value of the property less costs to sell is charged against the allowance for loan losses. A valuation allowance for losses on other real estate is maintained to provide for temporary declines in value. The allowance is established through a provision for losses on other real estate which is included in other

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other Real Estate (Continued)

expenses. Subsequent gains or losses on sales or write-downs resulting from permanent impairment are recorded in other income or expenses as incurred.

Intangible Assets

Intangible assets consist of core deposit intangibles related to branch acquisitions and are amortized using the straight-line method over ten years. The Company evaluates the recoverability and remaining useful life annually to determine whether events or circumstances warrant a revision to the intangible asset or the remaining period of amortization. There were no such events or circumstances in 2009 or 2008.

Premises and Equipment

Premises and equipment are carried at cost. Depreciation is determined using the straight-line method over the estimated useful lives of the related assets. The useful lives of premises are estimated to be twenty to thirty years. The useful lives of furniture, fixtures and equipment are estimated to be two to ten years. Leasehold improvements are amortized over the life of the asset or the life of the related lease, whichever is shorter. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred. The Company evaluates premises and equipment for financial impairment as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable.

Income Taxes

The Company files its income taxes on a consolidated basis with its subsidiary. The allocation of income tax expense (benefit) represents each entity's proportionate share of the consolidated provision for income taxes.

Deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the reported amount of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. A valuation allowance is recognized if, based on the weight of available evidence management believes it is more likely than not that some portion or all of the deferred tax assets will not be realized. On the consolidated balance sheet, net deferred tax assets are included in accrued interest receivable and other assets.

Accounting for Uncertainty in Income Taxes

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting for Uncertainty in Income Taxes (Continued)

statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Interest expense and penalties associated with unrecognized tax benefits, if any, are classified as income tax expense in the consolidated statement of income. There have been no significant changes to unrecognized tax benefits or accrued interest and penalties for the years ended December 31, 2009 and 2008.

Earnings (Loss) Per Share

Basic earnings (loss) per share (EPS), which excludes dilution, is computed by dividing income (loss) available to common stockholders (net income or (loss) less preferred dividends) by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options, result in the issuance of common stock which shares in the earnings of the Company. The treasury stock method has been applied to determine the dilutive effect of stock options in computing diluted EPS.

Stock-Based Compensation

At December 31, 2009, the Company had two shareholder approved stock-based compensation plans, the Plumas Bank 2001 and 1991 Stock Option Plans (the "Plans") which are described more fully in Note 11.

Compensation expense, net of related tax benefits, recorded in 2009, 2008 and 2007 totaled $237,000, $269,000 and $262,000 or $0.05, $0.06 and $0.05 per diluted share, respectively. Compensation expense is recognized over the vesting period on a straight line accounting basis.

The Company determines the fair value of the options previously granted on the date of grant using a Black-Scholes-Merton option pricing model that uses assumptions based on expected option life, expected stock volatility and the risk-free interest rate. The expected volatility assumptions used by the Company are based on the historical volatility of the Company's common stock over the most recent period commensurate with the estimated expected life of the Company's stock options. The Company bases its expected life assumption on its historical experience and on the terms and conditions of the stock options it grants to employees. The risk-free rate is based on the U.S.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation (Continued)

Treasury yield curve for the periods within the contractual life of the options in effect at the time of the grant. The Company also makes assumptions regarding estimated forfeitures that will impact the total compensation expenses recognized under the Plans.

The fair value of each option is estimated on the date of grant using the following assumptions.

	2008	2007
Expected life of stock options	5.2 years	6.6 years
Interest rate—stock options	2.98%	4.71%
Volatility—stock options	25.3%	26.8%
Dividend yields	2.61%	1.72%
Weighted-average fair value of options granted during the year	$ 2.54	$ 4.53

No options were granted during the year ended December 31, 2009.

Adoption of New Financial Accounting Standards

FASB Accounting Standards Codification™ (ASC or Codification)

In June 2009, the Financial Accounting Standards Board (FASB) issued new accounting standards ASC 105-10 (previously SFAS No. 168), *The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles.* With the issuance of ASC 105-10, the FASB Accounting Standards Codification ("the Codification" or "ASC") becomes the single source of authoritative U.S. accounting and reporting standards applicable for all nongovernmental entities Rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. This change is effective for financial statements issued for interim or annual periods ended after September 15, 2009. Accordingly, all specific references to generally accepted accounting principles (GAAP) refer to the Codification and not to the pre-Codification literature.

FASB Clarifies Other-Than-Temporary Impairment

In April 2009, the FASB issued ASC No. 320-10-35 (previously FSP 115-2 and 124-2 and EITF 99-20-2), *Recognition and Presentation of Other-Than-Temporary-Impairment.* This standard (i) changes previously existing guidance for determining whether an impairment to debt securities is other than temporary and (ii) replaces the previously existing requirement that the entity's management assert it has both the intent and ability to hold an impaired security until recovery with a requirement that management assert: (a) it does not have the intent to sell the security; and (b) it is more likely than not it will not have to sell the security before recovery of its cost basis. Under this standard, declines in fair value below cost that are deemed to be other than temporary are reflected in earnings as realized losses to the extent the impairment is related to credit

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Adoption of New Financial Accounting Standards (Continued)

losses for both held-to-maturity and available-for-sale securities. The amount of impairment related to other factors is recognized in other comprehensive income. These changes were effective for interim and annual periods ended after June 15, 2009. Management adopted the provisions of this standard on January 1, 2009 without a material impact on the Company's financial condition or results of operations.

FASB Clarifies Application of Fair Value Accounting

In April 2009, the FASB issued ASC 820-10 (previously FSP FAS 157-4), *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.* This standard affirms the objective of fair value when a market is not active, clarifies and includes additional factors for determining whether there has been a significant decrease in market activity, eliminates the presumption that all transactions are distressed unless proven otherwise, and requires an entity to disclose a change in valuation technique. This standard was effective for interim and annual periods ended after June 15, 2009. The Company adopted the provisions of this standard on April 1, 2009 without a material impact on the Company's financial condition or results of operations.

Measuring Liabilities at Fair Value

In August 2009, the FASB issued ASU No. 2009-05, *Fair Value Measurements and Disclosures (ASC Topic 820) — Measuring Liabilities at Fair Value.* This update provides amendments for the fair value measurement of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more techniques. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. This update was effective for the first reporting period (including interim periods) beginning after August 2009. Management adopted the provisions of this update on October 1, 2009 without a material impact on the Company's financial condition or results of operations.

Business Combinations

In December 2007, the FASB issued ASC Topic 805 (previously SFAS 141(R)), *Business Combinations.* This standard broadens the guidance for business combinations and extends its applicability to all transactions and other events in which one entity obtains control over one or more other businesses. It broadens the fair value measurement and recognition of assets acquired, liabilities assumed, and interests transferred as a result of business combinations. The acquirer is no longer permitted to recognize a separate valuation allowance as of the acquisition date for loans and other assets acquired in a business combination. It also requires acquisition-related costs and restructuring costs that the acquirer expected but was not obligated to incur to be expensed separately from the business combination. It also expands on required

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Adoption of New Financial Accounting Standards (Continued)

disclosures to improve the ability of the users of the financial statements to evaluate the nature and financial effects of business combinations. Management adopted these provisions on January 1, 2009 and had no transactions that created an impact on the Company's financial condition or result of operations.

Subsequent Events

In February 2010, the FASB issued ASU 2010-2009 which amends ASC 855-10 (formerly SFAS No. 165), Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The ASU addresses certain implementation issues related to an entity's requirement to perform and disclose subsequent-events procedures. The ASU requires SEC filers to evaluate subsequent events through the date the financial statements are issued and exempts SEC filers from disclosing the date through which subsequent events have been evaluated.

Accounting for Transfers of Financial Assets

In June 2009, the FASB issued ASC Topic 860 (previously SFAS No. 166), *Accounting for Transfers of Financial Assets, an amendment of SFAS No. 140.* This standard amends the derecognition accounting and disclosure guidance included in previously issued standards. This standard eliminates the exemption from consolidation for qualifying special-purpose entities (SPEs) and also requires a transferor to evaluate all existing qualifying SPEs to determine whether they must be consolidated in accordance with ASC Topic 810. This standard also provides more stringent requirements for derecognition of a portion of a financial asset and establishes new conditions for reporting the transfer of a portion of a financial asset as a sale. This standard is effective as of the beginning of the first annual reporting period that begins after November 15, 2009. Management is assessing the impact this standard may have on the Company's financial condition and results of operations.

Transfers and Servicing

In December 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-16, *Transfers and Servicing (ASC Topic 860): Accounting for Transfers of Financial Assets,* which updates the derecognition guidance in ASC Topic 860 for previously issued SFAS No. 166. This update reflects the Board's response to issues entities have encountered when applying ASC 860, including: (1) requires that all arrangements made in connection with a transfer of financial assets be considered in the derecognition analysis, (2) clarifies when a transferred asset is considered legally isolated from the transferor, (3) modifies the requirements related to a transferee's ability to freely pledge or exchange transferred financial assets, and (4) provides guidance on when a portion of a financial asset can be derecognized. This update is effective for financial asset transfers occurring after the beginning of an entity's first fiscal year that begins after November 15, 2009. Early adoption is prohibited. Management is assessing the impact of this standard on the Company's financial condition and results of operations.

3. FAIR VALUE MEASUREMENTS

Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments are as follows:

	December 31, 2009		December 31, 2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 59,493,000	$ 59,493,000	$ 18,791,000	$ 18,791,000
Investment securities	87,950,000	87,950,000	38,374,000	38,606,000
Loans	323,408,000	325,589,000	359,072,000	363,811,000
Bank owned life insurance	10,111,000	10,111,000	9,766,000	9,766,000
Accrued interest receivable	2,487,000	2,487,000	2,063,000	2,063,000
Financial liabilities:				
Deposits	$ 433,255,000	$ 433,311,000	$ 371,493,000	$ 371,761,000
Short-term borrowings	20,000,000	20,000,000	34,000,000	34,000,000
Long-term debt	20,000,000	19,817,000		
Junior subordinated deferrable interest debentures	10,310,000	2,909,000	10,310,000	2,420,000
Accrued interest payable	476,000	476,000	487,000	487,000

These estimates do not reflect any premium or discount that could result from offering the Company's entire holdings of a particular financial instrument for sale at one time, nor do they attempt to estimate the value of anticipated future business related to the instruments. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of these estimates.

The following methods and assumptions were used by management to estimate the fair value of its financial instruments at December 31, 2009 and December 31, 2008:

Cash and cash equivalents: For cash and cash equivalents, the carrying amount is estimated to be fair value.

Investment securities: For investment securities, fair values are based on quoted market prices, where available. If quoted market prices are not available, fair values are estimated using quoted market prices for similar securities and indications of value provided by brokers.

Loans: For variable-rate loans that reprice frequently with no significant change in credit risk, fair values are based on carrying values. Fair values of loans held for sale, if any, are estimated using quoted market prices for similar loans. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered at each reporting date for loans with similar terms to borrowers of comparable creditworthiness. The fair value of loans is adjusted for the allowance for loan losses. The fair value of accrued interest receivable approximates its fair value as adjusted for accrued interest on impaired loans.

3. FAIR VALUE MEASUREMENTS (Continued)

The fair value of impaired loans is based on either the estimated fair value of underlying collateral or estimated cash flows, discounted at the loans effective rate. Assumptions regarding credit risk and cash flows are determined using available market information and specific borrower information.

Bank owned life insurance: The fair values of bank owned life insurance policies are based on current cash surrender values at each reporting date provided by the insurers.

Deposits: The fair values for demand deposits are, by definition, equal to the amount payable on demand at the reporting date represented by their carrying amount. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow analysis using interest rates offered at each reporting date by the Bank for certificates with similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

Short-term borrowings: The carrying amount of the short-term borrowings approximates its fair value.

Long-term borrowings: The fair values for Long-term FHLB term advances are estimated using discounted cash flow analyses, using interest rates currently being offered at each reporting date for FHLB advances with a similar maturity.

Junior subordinated deferrable interest debentures: The fair value of junior subordinated deferrable interest debentures was determined based on the current market value for like kind instruments of a similar maturity and structure.

Commitments to extend credit and letters of credit: The fair value of commitments are estimated using the fees currently charged to enter into similar agreements. Commitments to extend credit are primarily for variable rate loans and letters of credit. For these commitments, there is no significant difference between the committed amounts and their fair values and therefore, is not included in the table above.

Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the fair values presented.

3. FAIR VALUE MEASUREMENTS (Continued)

The following tables present information about the Company's assets and liabilities measured at fair value on a recurring and non recurring basis as of December 31, 2009, and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value:

Level 1: Quoted prices for identical instruments traded in active exchange markets.

Level 2: Quoted process for similar instruments in active markets, quoted process for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable or can be corroborated by observable market data.

Level 3: Model based techniques that use one significant assumption not observable in the market. These unobservable assumptions reflect the Company's estimates of assumptions that market participants would use on pricing the asset or liability. Valuation techniques include management judgment and estimation which may be significant.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Assets and liabilities measured at fair value on a recurring basis are summarized below:

		Fair Value Measurements at December 31, 2009 Using		
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Available-for-sale securities	$ 87,950,000	$ 68,663,000	$ 19,287,000	$ -

3. FAIR VALUE MEASUREMENTS (Continued)

		Fair Value Measurements at December 31, 2008 Using		
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Available-for-sale securities	$ 25,807,000	$ 13,450,000	$ 12,357,000	$ -

The fair value of securities available for sale equals quoted market price, if available. If quoted market prices are not available, fair value is determined using quoted market prices for similar securities. There were no changes in the valuation techniques used during 2009 or 2008. Changes in fair market value are recorded in other comprehensive income.

Assets and liabilities measured at fair value on a non-recurring basis are summarized below:

		Fair Value Measurements at December 31, 2009 Using		
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Impaired loans	$ 9,435,000	$ -	$ 9,435,000	$ -
Other real estate	11,204,000	-	11,204,000	-
	$ 20,639,000	$ -	$ 20,639,000	$ -

		Fair Value Measurements at December 31, 2008 Using		
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Impaired loans	$ 19,125,000	$ -	$ 19,125,000	$ -
Other real estate	4,148,000	-	4,148,000	-
	$ 23,273,000	$ -	$ 23,273,000	$ -

3. FAIR VALUE MEASUREMENTS (Continued)

The following methods were used to estimate the fair value of each class of assets above.

Impaired Loans: The fair value of impaired loans is based on the fair value of the collateral as they are virtually all collateral dependent loans. These loans had a principal balance of $13,716,000 with a related valuation allowance of $4,281,000 at December 31, 2009. There were no changes in the valuation techniques used during 2009. During the year ended December 31, 2009, declines in the collateral values of impaired loans held as of December 31, 2009 were $5.1 million and are reflected as additional specific allocations of the allowance for loan losses and/or partial charge-offs of the impaired loan. During the year ended December 31, 2008, declines in the collateral values of impaired loans held as of December 31, 2008 were $2.8 million and are reflected as additional specific allocations of the allowance for loan losses.

Other Real Estate: The fair value of other real estate is based on property appraisals at the time of transfer and as appropriate thereafter, less estimated costs to sell. Estimated costs to sell other real estate were based on standard market factors. Management periodically reviews other real estate to determine whether the property continues to be carried at the lower of its recorded book value or estimated fair value, net of estimated costs to sell. During the years ended December 31, 2009 and 2008, declines in the collateral values of other real estate during 2009 and 2008 totaled $4.5 million and $0.6 million, respectively and are reflected in the provision for losses on other real estate.

4. INVESTMENT SECURITIES

The amortized cost and estimated fair value of investment securities at December 31, 2009 and 2008 consisted of the following:

Available-for-Sale

	2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities:				
U.S. Treasury securities	$ 1,059,000		$ (7,000)	$ 1,052,000
U.S. Government agencies	55,520,000	$ 420,000	(51,000)	55,889,000
U.S. Government agencies collateralized by mortgage obligations	18,925,000	362,000		19,287,000
Obligations of states and political subdivisions	11,387,000	360,000	(25,000)	11,722,000
	$ 86,891,000	$ 1,142,000	$ (83,000)	$ 87,950,000

Net unrealized gains on available-for-sale investment securities totaling $1,059,000 were recorded, net of $437,000 in tax expense, as accumulated other comprehensive income within shareholders' equity at December 31, 2009. During 2009 we sold one available-for sale security for $86,000, recording a $1,000 gain on sale.

	2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities:				
U.S. Treasury securities	$ 1,498,000	$ 10,000		$ 1,508,000
U.S. Government agencies	10,001,000	391,000		10,392,000
U.S. Government agencies collateralized by mortgage obligations	12,183,000	189,000	$ (15,000)	12,357,000
Corporate debt securities	1,585,000	1,000	(36,000)	1,550,000
	$ 25,267,000	$ 591,000	$ (51,000)	$ 25,807,000

Net unrealized gains on available-for-sale investment securities totaling $540,000 were recorded, net of $223,000 in tax expense, as accumulated other comprehensive income within shareholders' equity at December 31, 2008. There were no sales of available-for-sale investment securities during the years ended December 31, 2008 or 2007.

4. INVESTMENT SECURITIES (Continued)

Available-for-Sale (Continued)

During 2008 the Bank's investment securities included a $500,000 corporate debt security issued by Lehman Brothers Holdings Inc., which filed for Chapter 11 bankruptcy on September 15, 2008. Due to the significant decline in the price of this security following the bankruptcy filing, the Bank recorded an other than temporary impairment write down of $415,000. This security was sold during 2009.

Held-to-Maturity

Related to a significant deterioration in creditworthiness, during 2009 we sold five held-to maturity securities for $943,000, recording a $9,000 gain on sale. At December 31, 2009 the Company transferred all of its obligations of states and political subdivisions from held-to-maturity to available-for-sale as it was determined that management no longer had the intent to hold these investments to maturity. At the time of the transfer these securities had an amortized cost of $11,387,000 and a fair value of $11,722,000. There were no sales or transfers of held-to-maturity investment securities during the years ended December 31, 2008 or 2007.

	2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities:				
Obligations of states and political subdivisions	$ 12,567,000	$ 278,000	$ (46,000)	$ 12,799,000

Investment securities with unrealized losses at December 31, 2009 are summarized and classified according to the duration of the loss period as follows:

	Less than 12 Months	
	Fair Value	Unrealized Losses
Debt securities:		
U.S. Treasury securities	$ 1,052,000	$ 7,000
U.S. Government agencies	10,787,000	51,000
Obligations of states and political subdivisions	1,208,000	25,000
	$ 13,047,000	$ 83,000

There were no securities in a loss position for more than one year at December 31, 2009.

4. INVESTMENT SECURITIES (Continued)

Investment securities with unrealized losses at December 31, 2008 are summarized and classified according to the duration of the loss period as follows:

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Debt securities:						
Obligations of states and political subdivisions	$ 1,366,000	$ 39,000	$ 809,000	$ 7,000	$ 2,175,000	$ 46,000
U.S. Government agencies collateralized by mortgage obligations			3,419,000	15,000	3,419,000	15,000
Corporate debt securities			1,050,000	36,000	1,050,000	36,000
	$ 1,366,000	$ 39,000	$5,278,000	$ 58,000	$ 6,644,000	$ 97,000

At December 31, 2009, the Company held 121 securities of which 16 were in a loss position. Of the securities in a loss position, all were in a loss position for less than twelve months. Of the 16 securities 1 is a U. S. Treasury, 10 are U.S. government agencies and 5 are obligations of states and political subdivisions. The unrealized losses relate principally to market rate conditions. All of the securities continue to pay as scheduled. When analyzing an issuer's financial condition, management considers the length of time and extent to which the market value has been less than cost; the historical and implied volatility of the security; the financial condition of the issuer of the security; and the Company's intent and ability to hold the security to recovery. As of December 31, 2009, management does not have the intent to sell these securities nor does it believe it is more likely than not that it will be required to sell these securities before the recovery of its amortized cost basis. Based on the Company's evaluation of the above and other relevant factors, the Company does not believe the securities that are in an unrealized loss position as of December 31, 2009 are other than temporarily impaired.

The amortized cost and estimated fair value of investment securities at December 31, 2009 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
After one year through five years	$ 60,178,000	$ 60,666,000
After five years through ten years	7,788,000	7,997,000
	67,966,000	68,663,000
Investment securities not due at a single maturity date:		
Government-guaranteed mortgage-backed securities	18,925,000	19,287,000
	$ 86,891,000	$ 87,950,000

Investment securities with amortized costs totaling $72,154,000 and $36,249,000 and estimated fair values totaling $73,254,000 and $37,056,000 at December 31, 2009 and 2008, respectively, were pledged to secure deposits, including public deposits and treasury, tax and loan accounts.

5. LOANS AND THE ALLOWANCE FOR LOAN LOSSES

Outstanding loans are summarized below:

	December 31, 2009	December 31, 2008
Commercial	$ 37,056,000	$ 42,528,000
Agricultural	41,722,000	36,020,000
Real estate - mortgage	161,397,000	151,943,000
Real estate – construction and land development	38,061,000	73,820,000
Installment	54,442,000	61,706,000
	332,678,000	366,017,000
Deferred loan costs, net	298,000	279,000
Allowance for loan losses	(9,568,000)	(7,224,000)
	$ 323,408,000	$ 359,072,000

Changes in the allowance for loan losses were as follows:

	Year Ended December 31, 2009	2008	2007
Balance, beginning of year	$ 7,224,000	$ 4,211,000	$ 3,917,000
Provision charged to operations	14,500,000	4,600,000	800,000
Losses charged to allowance	(12,500,000)	(1,783,000)	(786,000)
Recoveries	344,000	196,000	280,000
Balance, end of year	$ 9,568,000	$ 7,224,000	$ 4,211,000

The recorded investment in impaired loans totaled $19,228,000 and $26,444,000 at December 31, 2009 and 2008, respectively. The Company had specific allowances for loan losses of $4,281,000 on impaired loans of $13,716,000 at December 31, 2009 as compared to specific allowances for loan losses of $3,132,000 on impaired loans of $19,125,000 at December 31, 2008. The average recorded investment in impaired loans for the years ended December 31, 2009, 2008 and 2007 was $25,092,000, $5,243,000 and $1,736,000, respectively. The Company recognized $369,000, $74,000 and $118,000 in interest income on a cash basis for impaired loans during the years ended December 31, 2009, 2008 and 2007, respectively.

Included in impaired loans are troubled debt restructurings. A troubled debt restructuring is a formal restructure of a loan where the Company for economic or legal reasons related to the borrower's financial difficulties, grants a concession to the borrower. The concessions may be granted in various forms, including reduction in the standard interest rate, reduction in the loan balance or accrued interest, and extension of the maturity date.

5. LOANS AND THE ALLOWANCE FOR LOAN LOSSES (Continued)

At December 31, 2009 and 2008, nonaccrual loans totaled $14,263,000 and $26,444,000, respectively. Interest foregone on nonaccrual loans totaled $568,000, $576,000 and $161,000 for the years ended December 31, 2009, 2008 and 2007, respectively. Loans past due 90 days or more and on accrual status were $28,000 and $297,000 at December 31, 2009 and 2008, respectively.

Salaries and employee benefits totaling $708,000, $868,000 and $753,000 have been deferred as loan origination costs during the years ended December 31, 2009, 2008 and 2007, respectively.

Servicing Assets and Interest-Only Strips Receivable

The Company serviced government guaranteed loans for others totaling $18,512,000, $8,920,000 and 5,300,000 as of December 31, 2009, 2008 and 2007, respectively.

A summary of the related servicing assets and interest-only strips receivable are as follows:

	Year Ended December 31,		
Servicing Assets:	2009	2008	2007
Balance at beginning of year	$ 108,000	$ 76,000	$ 69,000
Increase from loan sales	176,000	62,000	24,000
Amortization charged to income	(35,000)	(30,000)	(17,000)
Balance at end of year	$ 249,000	$ 108,000	$ 76,000
Interest-Only Strips Receivable:	2009	2008	2007
Balance at beginning of year	$ 213,000	$ 247,000	$ 238,000
Increase from loan sales		46,000	68,000
Amortization charged to income	(54,000)	(80,000)	(59,000)
Balance at end of year	$ 159,000	$ 213,000	$ 247,000

At December 31, 2009, 2008, and 2007, the Company had interest-only strips of $159,000, $213,000, and $247,000, respectively, which approximates fair value. There were no significant gains or losses recognized on the interest-only strips for the years ended December 31, 2009, 2008 and 2007.

6. PREMISES AND EQUIPMENT

Premises and equipment consisted of the following:

	December 31,	
	2009	2008
Land	$ 2,377,000	$ 2,397,000
Premises	14,220,000	14,220,000
Furniture, equipment and leasehold improvements	10,108,000	9,912,000
	26,705,000	26,529,000
Less accumulated depreciation and amortization	(12,161,000)	(10,765,000)
	$ 14,544,000	$ 15,764,000

Depreciation and amortization included in occupancy and equipment expense totaled $1,756,000, $1,769,000 and $1,897,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

7. DEPOSITS

Interest-bearing deposits consisted of the following:

	December 31,	
	2009	2008
Interest-bearing demand deposits	$ 106,083,000	$ 72,589,000
Money market	44,239,000	39,225,000
Savings	48,304,000	48,604,000
Time, $100,000 or more	55,003,000	36,179,000
Other time	67,668,000	62,113,000
	$ 321,297,000	$ 258,710,000

7. DEPOSITS (Continued)

At December 31, 2009, the scheduled maturities of time deposits were as follows:

Year Ending December 31,	
2010	$ 75,549,000
2011	42,916,000
2012	2,903,000
2013	757,000
2014	515,000
Thereafter	31,000
	$ 122,671,000

At December 31, 2009, the contractual maturities of time deposits with a denomination of $100,000 and over were as follows: $13,031,000 in 3 months or less, $7,729,000 over 3 months through 6 months, $9,881,000 over 6 months through 12 months, and $24,362,000 over 12 months.

Deposit overdrafts reclassified as loan balances were $328,000 and $484,000 at December 31, 2009 and 2008, respectively.

8. BORROWING ARRANGEMENTS

The Company has a secured short-term borrowing arrangement with one of its correspondent banks in the amount of $5,000,000. No borrowings were outstanding under this arrangement at December 31, 2009 or 2008. In addition, the Company has the ability to secure advances through the Federal Reserve Bank of San Francisco discount window. These advances also must be collateralized.

The Company is a member of the FHLB and can borrow up to $82,056,000 from the FHLB secured by commercial and residential mortgage loans with carrying values totaling $231,492,000. The Company is required to hold FHLB stock as a condition of membership. At December 31, 2009, the Company held $1,933,000 of FHLB stock which is recorded as a component of other assets. At this level of stock holdings the Company can borrow up to $41,132,000. Total borrowings at December 31, 2009 from the FHLB were $40,000,000 consisting of both short-term and long-term FHLB advances. To borrow the $82,056,000 in available credit the Company would need to purchase $1,924,000 in additional FHLB stock.

Short-term borrowings at December 31, 2009 consisted of a $20,000,000 FHLB advance at 0.47% which matured and was repaid on January 19, 2010. At December 31, 2008 short-term borrowings consisted of a one day $34,000,000 FHLB advance with an interest rate of 0.05%.

8. **BORROWING ARRANGEMENTS** (Continued)

Long-term borrowings at December 31, 2009 consisted of two $10,000,000 FHLB advances. The first advance matures on November 23, 2011 and bears interest at 1.00%. The second advance matures on November 23, 2012 and bears interest at 1.60%. Interest rates on both advances are fixed until maturity.

9. **JUNIOR SUBORDINATED DEFERRABLE INTEREST DEBENTURES**

Plumas Statutory Trust I and II are Connecticut business trusts formed by the Company with capital of $247,000 and $140,000, respectively, for the sole purpose of issuing trust preferred securities fully and unconditionally guaranteed by the Company. Under applicable regulatory guidance, the amount of trust preferred securities that is eligible as Tier 1 capital is limited to twenty-five percent of the Company's Tier 1 capital, as defined, on a pro forma basis. At December 31, 2009, all of the trust preferred securities that have been issued qualify as Tier 1 capital.

During 2002, Plumas Statutory Trust I issued 6,000 Floating Rate Capital Trust Pass-Through Securities ("Trust Preferred Securities"), with a liquidation value of $1,000 per security, for gross proceeds of $6,000,000. During 2005, Plumas Statutory Trust II issued 4,000 Trust Preferred Securities with a liquidation value of $1,000 per security, for gross proceeds of $4,000,000. The entire proceeds were invested by Trust I in the amount of $6,186,000 and Trust II in the amount of $4,124,000 in Floating Rate Junior Subordinated Deferrable Interest Debentures (the "Subordinated Debentures") issued by the Company, with identical maturity, repricing and payment terms as the Trust Preferred Securities. The Subordinated Debentures represent the sole assets of Trusts I and II.

Trust I's Subordinated Debentures mature on September 26, 2032, bear a current interest rate of 3.65% (based on 3-month LIBOR plus 3.40%), with repricing and payments due quarterly. Trust II's Subordinated Debentures mature on September 28, 2035, bear a current interest rate of 1.73% (based on 3-month LIBOR plus 1.48%), with repricing and payments due quarterly. The Subordinated Debentures are redeemable by the Company, subject to receipt by the Company of prior approval from the Federal Reserve Board of Governors, on any quarterly anniversary date on or after the 5-year anniversary date of the issuance. The redemption price is par plus accrued and unpaid interest, except in the case of redemption under a special event which is defined in the debenture. The Trust Preferred Securities are subject to mandatory redemption to the extent of any early redemption of the Subordinated Debentures and upon maturity of the Subordinated Debentures on September 26, 2032 for Trust I and September 28, 2035 for Trust II.

Holders of the Trust Preferred Securities are entitled to a cumulative cash distribution on the liquidation amount of $1,000 per security. The interest rate of the Trust Preferred Securities issued by Trust I adjust on each quarterly anniversary date to equal the 3-month LIBOR plus 3.40%. The Trust Preferred Securities issued by Trust II adjust on each quarterly anniversary date to equal the 3-month LIBOR plus 1.48%. Both Trusts I and II have the option to defer payment of the distributions for a period of up to five

9. JUNIOR SUBORDINATED DEFERRABLE INTEREST DEBENTURES (Continued)

years, as long as the Company is not in default on the payment of interest on the Subordinated Debentures. The Trust Preferred Securities were sold and issued in private transactions pursuant to an exemption from registration under the Securities Act of 1933, as amended. The Company has guaranteed, on a subordinated basis, distributions and other payments due on the Trust Preferred Securities.

Interest expense recognized by the Company for the years ended December 31, 2009, 2008 and 2007 related to the subordinated debentures was $371,000, $623,000 and $835,000, respectively.

10. COMMITMENTS AND CONTINGENCIES

Leases

The Company has commitments for leasing premises under the terms of noncancelable operating leases expiring from 2010 to 2018. Future minimum lease payments are as follows:

Year Ending December 31,	
2010	$ 265,000
2011	234,000
2012	234,000
2013	158,000
2014	143,000
Thereafter	465,000
	$ 1,499,000

Rental expense included in occupancy and equipment expense totaled $317,000, $347,000 and $209,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

Financial Instruments With Off-Balance-Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business in order to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the consolidated balance sheet.

The Company's exposure to credit loss in the event of nonperformance by the other party for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and letters of credit as it does for loans included on the consolidated balance sheet.

10. COMMITMENTS AND CONTINGENCIES (Continued)

The following financial instruments represent off-balance-sheet credit risk:

	December 31,	
	2009	2008
Commitments to extend credit	$ 67,258,000	$ 78,787,000
Letters of credit	$ 304,000	$ 534,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but may include accounts receivable, crops, inventory, equipment, income-producing commercial properties, farm land and residential properties.

Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The fair value of the liability related to these letters of credit, which represents the fees received for issuing the guarantees, was not significant at December 31, 2009 and 2008. The Company recognizes these fees as revenues over the term of the commitment or when the commitment is used.

At December 31, 2009, consumer loan commitments represent approximately 15% of total commitments and are generally unsecured. Commercial and agricultural loan commitments represent approximately 34% of total commitments and are generally secured by various assets of the borrower. Real estate loan commitments, including consumer home equity lines of credit, represent the remaining 51% of total commitments and are generally secured by property with a loan-to-value ratio not to exceed 80%. In addition, the majority of the Company's commitments have variable interest rates.

Concentrations of Credit Risk

The Company grants real estate mortgage, real estate construction, commercial, agricultural and consumer loans to customers throughout Plumas, Nevada, Placer, Lassen, Sierra, Shasta and Modoc counties in California and Washoe county in Northern Nevada.

Although the Company has a diversified loan portfolio, a substantial portion of its portfolio is secured by commercial and residential real estate. A continued substantial

10. COMMITMENTS AND CONTINGENCIES (Continued)

Concentrations of Credit Risk (Continued)

decline in the economy in general, or a continued decline in real estate values in the Company's primary market areas in particular, could have an adverse impact on the collectibility of these loans. However, personal and business income represent the primary source of repayment for a majority of these loans.

Contingencies

The Company is subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to such actions will not materially affect the financial position or results of operations of the Company.

11. SHAREHOLDERS' EQUITY

Dividend Restrictions

The Company's ability to pay cash dividends is dependent on dividends paid to it by the Bank and limited by California corporation law. Under California law, the holders of common stock of the Company are entitled to receive dividends when and as declared by the Board of Directors, out of funds legally available, subject to certain restrictions. The California general corporation law prohibits the Company from paying dividends on its common stock unless: (i) its retained earnings, immediately prior to the dividend payment, equals or exceeds the amount of the dividend or (ii) immediately after giving effect to the dividend, the sum of the Company's assets (exclusive of goodwill and deferred charges) would be at least equal to 125% of its liabilities (not including deferred taxes, deferred income and other deferred liabilities) and the current assets of the Company would be at least equal to its current liabilities, or, if the average of its earnings before taxes on income and before interest expense for the two preceding fiscal years was less than the average of its interest expense for the two preceding fiscal years, at least equal to 125% of its current liabilities.

Dividends from the Bank to the Company are restricted under California law to the lesser of the Bank's retained earnings or the Bank's net income for the latest three fiscal years, less dividends previously declared during that period, or, with the approval of the Department of Financial Institutions ("DFI"), to the greater of the retained earnings of the Bank, the net income of the Bank for its last fiscal year, or the net income of the Bank for its current fiscal year. As of December 31, 2009, the bank was restricted, without prior approval from the DFI, from paying cash dividends to the Company under this restriction. In addition the Company's ability to pay dividends is subject to certain covenants contained in the indentures relating to the Trust Preferred Securities issued by the business trusts (see Note 9).

As describe below, dividends on common stock are also limited related to the Company's participation in the Capital Purchase Program.

11. SHAREHOLDERS' EQUITY (Continued)

Preferred Stock

On January 30, 2009 the Company entered into a Letter Agreement (the "Purchase Agreement") with the United States Department of the Treasury ("Treasury"), pursuant to which the Company issued and sold (i) 11,949 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the "Series A Preferred Stock") and (ii) a warrant (the "Warrant") to purchase 237,712 shares of the Company's common stock, no par value (the "Common Stock"), for an aggregate purchase price of $11,949,000 in cash.

The Series A Preferred Stock qualifies as Tier 1 capital and will pay cumulative dividends quarterly at a rate of 5% per annum for the first five years, and 9% per annum thereafter. The Company may redeem the Series A Preferred Stock at its liquidation preference ($1,000 per share) plus accrued and unpaid dividends under the American Recovery and Reinvestment Act of 2009, subject to the Treasury's consultation with the Company's appropriate federal regulator.

The Warrant has a 10-year term and is exercisable, with an exercise price, subject to antidilution adjustments, equal to $7.54 per share of the Common Stock. Treasury has agreed not to exercise voting power with respect to any shares of Common Stock issued upon exercise of the Warrant.

The Series A Preferred Stock and the Warrant were issued in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended. The Treasury can request the Company to register the Series A Preferred Stock, the Warrant and the shares of Common Stock underlying the Warrant (the "Warrant Shares"). Neither the Series A Preferred Stock nor the Warrant will be subject to any contractual restrictions on transfer, except that Treasury may only transfer or exercise an aggregate of one-half of the Warrant Shares prior to the earlier of the redemption of 100% of the shares of Series A Preferred Stock or December 31, 2009.

In the Purchase Agreement, the Company agreed that, until such time as Treasury ceases to own any debt or equity securities of the Company acquired pursuant to the Purchase Agreement, the Company will take all necessary action to ensure that its benefit plans with respect to its senior executive officers comply with Section 111(b) of the Emergency Economic Stabilization Act of 2008 (the "EESA") as implemented by any guidance or regulation under the EESA that has been issued and is in effect as of the date of issuance of the Series A Preferred Stock and the Warrant, and has agreed to not adopt any benefit plans with respect to, or which covers, its senior executive officers that do not comply with the EESA, and the applicable executives have consented to the foregoing. Furthermore, the Purchase Agreement allows Treasury to unilaterally amend the terms of the agreement.

With respect to dividends on the Company's common stock, Treasury's consent shall be required for any increase in common dividends per share until the third anniversary of the date of its investment unless prior to such third anniversary the Series A Preferred Stock is redeemed in whole or the Treasury has transferred all of the Senior Preferred Series A Preferred Stock to third parties. Furthermore, with respect to dividends on

11. SHAREHOLDERS' EQUITY (Continued)

Preferred Stock (Continued)

certain other series of preferred stock, restrictions from Treasury may apply. The Company does not have any outstanding preferred stock other than the Series A Preferred Stock discussed above.

The Company allocated the proceeds received on January 30, 2009 between the Series A Preferred Stock and the Warrant based on the estimated relative fair value of each. The fair value of the Warrant was estimated based on a Black-Scholes-Merton model and totaled $320,000. The discount recorded on the Series A Preferred Stock was based on a discount rate of 12% and will be amortized by the level-yield method over 5 years. Discount accretion for the year ended December 31, 2009 totaled $79,000.

Earnings Per Share

Basic earnings per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options, result in the issuance of common stock which shares in the earnings of the Company. The treasury stock method has been applied to determine the dilutive effect of stock options in computing diluted earnings per share.

(In thousands, except per share data)	For the Year Ended December 31, 2009	2008	2007
Net Income (loss):			
Net income (loss)	$ (9,146)	$ 304	$ 4,223
Dividends accrued and discount accreted on preferred shares	(628)	-	-
Net income (loss) available to common shareholders	$ (9,774)	$ 304	$ 4,223
Earnings (loss) Per Share:			
Basic earnings (loss) per share	$ (2.05)	$ 0.06	$ 0.85
Diluted earnings (loss) per share	$ (2.05)	$ 0.06	$ 0.84
Weighted Average Number of Shares Outstanding:			
Basic shares	4,776	4,817	4,963
Diluted shares	4,776	4,835	5,005

Included in diluted shares were dilutive stock options totaling 18,022 and 41,957 for the years ended December 31, 2008 and 2007, respectively.

Shares of common stock issuable under stock options for which the exercise prices were greater than the average market prices were not included in the computation of diluted earnings per share due to their antidilutive effect. When a net loss occurs, no difference in earnings per share is calculated because the conversion of potential common stock is anti-dilutive. Stock options not included in the computation of diluted earnings per share, due to their antidilutive effect, were 394,000 and 215,000 for the years ended December 31, 2008 and 2007, respectively.

11. SHAREHOLDERS' EQUITY (Continued)

Stock Options

In 2001 and 1991, the Company established Stock Option Plans for which 873,185 shares of common stock remain reserved for issuance to employees and directors and 469,219 shares are available for future grants under incentive and nonstatutory agreements as of December 31, 2009. The Plans require that the option price may not be less than the fair market value of the stock at the date the option is granted, and that the stock must be paid in full at the time the option is exercised. Payment in full for the option price must be made in cash or with Company common stock previously acquired by the optionee and held by the optionee for a period of at least six months. The Plans do not provide for the settlement of awards in cash and new shares are issued upon option exercise. The options expire on dates determined by the Board of Directors, but not later than ten years from the date of grant. Upon grant, options vest ratably over a three to five year period. A summary of the combined activity within the Plans follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Intrinsic Value
Options outstanding at January 1, 2007	290,914	$ 11.62		
Options granted	155,700	16.37		
Options exercised	(19,292)	7.47		
Options cancelled	(31,550)	15.69		
Options outstanding at December 31, 2007	395,772	$ 13.37		
Options granted	90,300	12.40		
Options exercised	(12,476)	5.38		
Options cancelled	(6,640)	14.30		
Options outstanding at December 31, 2008	466,956	$ 13.38		
Options exercised	(1,000)	5.43		
Options cancelled	(61,990)	12.38		
Options outstanding at December 31, 2009	403,966	$ 13.56	4.7	$ -
Options exercisable at December 31, 2009	270,797	$ 13.11	4.3	$ -
Expected to vest after December 31, 2009	115,996	$ 14.47	5.7	$ -

As of December 31, 2009, there was $297,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2001 Plan. That cost is expected to be recognized over a weighted average period of 1.5 years.

The total fair value of options vested was $237,000 for the year ended December 31, 2009.The total intrinsic value of options at time of exercise was $1,000, $56,000 and $132,000 for the years ended December 31, 2009, 2008, and 2007, respectively.

Cash received from option exercise for the years ended December 31, 2009, 2008, and 2007, was $5,000, $68,000 and $73,000, respectively. There was no tax benefit realized for the tax deduction from options exercised in 2009 or 2008. The tax benefit realized for the tax deductions from option exercise totaled $9,000 for the year ended December 31, 2007.

11. SHAREHOLDERS' EQUITY (Continued)

Regulatory Capital

The Company and the Bank are subject to certain regulatory capital requirements administered by the Board of Governors of the Federal Reserve System and the Federal Deposit Insurance Corporation (FDIC). Failure to meet these minimum capital requirements can initiate certain mandatory and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements.

Under capital adequacy guidelines, the Company and the Bank must meet specific capital guidelines that involved quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. These quantitative measures are established by regulation accounting practices. These quantitative measures are established by regulation and require that minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets be maintained. Capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

The Bank is also subject to additional capital guidelines under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table on the following page. The most recent notification from the FDIC categorized the Bank as well capitalized under these guidelines. There are no conditions or events since that notification that management believes have changed the Bank's category.

Management believes that the Company and the Bank met all their capital adequacy requirements as of December 31, 2009 and 2008.

11. SHAREHOLDERS' EQUITY (Continued)

Regulatory Capital (Continued)

	December 31,			
	2009		2008	
	Amount	Ratio	Amount	Ratio
Leverage Ratio				
Plumas Bancorp and Subsidiary	$ 40,564,000	7.9%	$ 43,885,000	9.8%
Minimum regulatory requirement	$ 20,652,000	4.0%	$ 17,907,000	4.0%
Plumas Bank	$ 38,172,000	7.4%	$ 43,372,000	9.7%
Minimum requirement for "Well-Capitalized" institution under the prompt corrective action plan	$ 25,848,000	5.0%	$ 22,365,000	5.0%
Minimum regulatory requirement	$ 20,678,000	4.0%	$ 17,892,000	4.0%
Tier 1 Risk-Based Capital Ratio				
Plumas Bancorp and Subsidiary	$ 40,564,000	10.4%	$ 43,885,000	11.0%
Minimum regulatory requirement	$ 15,641,000	4.0%	$ 16,021,000	4.0%
Plumas Bank	$ 38,172,000	9.8%	$ 43,372,000	10.8%
Minimum requirement for "Well-Capitalized" institution under the prompt corrective action plan	$ 23,433,000	6.0%	$ 23,996,000	6.0%
Minimum regulatory requirement	$ 15,622,000	4.0%	$ 15,997,000	4.0%
Total Risk-Based Capital Ratio				
Plumas Bancorp and Subsidiary	$ 45,512,000	11.6%	$ 48,919,000	12.2%
Minimum regulatory requirement	$ 31,281,000	8.0%	$ 32,042,000	8.0%
Plumas Bank	$ 43,113,000	11.0%	$ 48,399,000	12.1%
Minimum requirement for "Well-Capitalized" institution under the prompt corrective action plan	$ 39,056,000	10.0%	$ 39,994,000	10.0%
Minimum regulatory requirement	$ 31,244,000	8.0%	$ 31,995,000	8.0%

Share Repurchase Plan

On January 22, 2007 the Board of Directors approved a stock repurchase plan authorizing the purchase of up to 250,000 shares of the Company's common stock, or approximately 5% of the outstanding shares as of that date. The repurchase plan was authorized through December 31, 2007. During 2007 the Company repurchased 168,737 shares at an average price of $14.22 for a total cost of $2,400,000

11. SHAREHOLDERS' EQUITY (Continued)

Share Repurchase Plan (Continued)

On December 20, 2007 the Company announced that for 2008 the Board of Directors authorized a common stock repurchase plan for up to 244,000 shares, or 5% of the Company's shares outstanding on December 20, 2007. The repurchase plan was authorized through December 31, 2008. During 2008 the Company repurchased 106,267 shares at an average price of $11.45 for a total cost of $1,217,000. The Board of Directors did not reauthorize the repurchase plan in 2009.

12. OTHER EXPENSES

Other expenses consisted of the following:

	Year Ended December 31,		
	2009	2008	2007
FDIC Insurance	$ 1,125,000	$ 258,000	$ 48,000
Outside service fees	892,000	735,000	671,000
Professional fees	789,000	688,000	738,000
Loan collection expenses	399,000	205,000	154,000
Telephone and data communications	392,000	400,000	362,000
OREO expenses	370,000	175,000	38,000
Business development	333,000	467,000	530,000
Advertising and promotion	327,000	448,000	520,000
Director compensation and retirement	293,000	323,000	349,000
Armored car and courier	281,000	289,000	279,000
Postage	207,000	208,000	242,000
Stationery and supplies	183,000	236,000	278,000
Core deposit intangible amortization	173,000	216,000	301,000
Loss on sale of other real estate	158,000		
Insurance	142,000	235,000	177,000
Other operating expenses	677,000	252,000	232,000
	$ 6,741,000	$ 5,135,000	$ 4,919,000

13. INCOME TAXES

The (benefit from) provision for income taxes for the years ended December 31, 2009, 2008 and 2007 consisted of the following:

	Federal	State	Total
2009			
Current	$ (2,803,000)	$ (120,000)	$ (2,923,000)
Deferred	(2,122,000)	(1,730,000)	(3,852,000)
Benefit from income taxes	$ (4,925,000)	$ (1,850,000)	$ (6,775,000)

13. INCOME TAXES (Continued)

2008	Federal	State	Total
Current	$ 788,000	$ 459,000	$ 1,247,000
Deferred	(1,002,000)	(457,000)	(1,459,000)
(Benefit from) provision for income taxes	$ (214,000)	$ 2,000	$ (212,000)

2007	Federal	State	Total
Current	$ 2,374,000	$ 915,000	$ 3,289,000
Deferred	(587,000)	(200,000)	(787,000)
Provision for income taxes	$ 1,787,000	$ 715,000	$ 2,502,000

Deferred tax assets (liabilities) consisted of the following:

	December 31,	
	2009	2008
Deferred tax assets:		
Allowance for loan losses	$ 2,838,000	$ 2,635,000
NOL carryovers	1,353,000	
Deferred compensation	1,588,000	1,572,000
Core deposit premium	266,000	278,000
OREO valuation allowance	2,066,000	254,000
Future benefit for state income tax deduction		145,000
Other	427,000	84,000
Total deferred tax assets	8,538,000	4,968,000
Deferred tax liabilities:		
Prepaid costs	(95,000)	(107,000)
Deferred loan costs	(782,000)	(866,000)
Premises and equipment	(135,000)	(319,000)
Unrealized gain on available-for-sale investment securities	(436,000)	(223,000)
Other	(174,000)	(174,000)
Total deferred tax liabilities	(1,622,000)	(1,689,000)
Net deferred tax assets	$ 6,916,000	$ 3,279,000

13. INCOME TAXES (Continued)

Deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the reported amount of assets and liabilities and their tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The determination of the amount of deferred income tax assets which are more likely than not to be realized is primarily dependent on projections of future earnings, which are subject to uncertainty and estimates that may change given economic conditions and other factors. The realization of deferred income tax assets is assessed and a valuation allowance is recorded if it is "more likely than not" that all or a portion of the deferred tax asset will not be realized. "More likely than not" is defined as greater than a 50% chance. All available evidence, both positive and negative is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed.

As part of its analysis, the Company considered the following positive evidence:

- The Company's 2009 net loss was largely attributable to losses on its Construction and Land Development portfolio that represented approximately 80% of net charge-offs during the year ended December 31, 2009. This portfolio has significantly decreased during the current year and the Company is not growing the portfolio.
- The Company's 2009 net loss was also attributable to large write-downs in Construction and Land Development real estate owned which represented the majority of its provision for losses on other real estate during 2009. Given that the Construction and Land Development REO is valued significantly below the original appraised value as of December 31, 2009, management does not anticipate significant additional declines in future periods.
- The Company has a long history of earnings profitability.
- The Company is projecting future taxable and book income will be generated by operations.
- The size of loan credits in the Company's pipeline of potential problem loans has significantly decreased.

As part of its analysis, the Company considered the following negative evidence:

- The Company recorded a large net loss in 2009 and is in a cumulative loss position for the current and preceding two years.
- The Company did not meet its financial projections in 2009 or 2008.

Based upon our analysis of available evidence, we have determined that it is "more likely than not" that all of our deferred income tax assets as of December 31, 2009 and 2008 will be fully realized and therefore no valuation allowance was recorded. On the consolidated balance sheet, net deferred tax assets are included in accrued interest receivable and other assets.

13. INCOME TAXES (Continued)

The provision for income taxes differs from amounts computed by applying the statutory Federal income tax rate to operating income before income taxes. The significant items comprising these differences consisted of the following:

	2009	2008	2007
Federal income tax, at statutory rate	34.0 %	34.0 %	34.0 %
State franchise tax, net of Federal tax effect	7.0 %	1.7 %	7.0 %
Interest on obligations of states and political subdivisions	1.3 %	(256.3)%	(3.2)%
Net increase in cash surrender value of bank owned life insurance	0.8 %	(125.1)%	(1.7)%
Other	(0.5)%	114.7 %	1.1%
Effective tax rate	42.6 %	(231.0)%	37.2 %

The Company and its subsidiary file income tax returns in the U.S. federal and California jurisdictions. The Company conducts all of its business activities in the States of California and Nevada. There are currently no pending U.S. federal, state, and local income tax or non-U.S. income tax examinations by tax authorities.

With few exceptions, the Company is no longer subject to tax examinations by U.S. Federal taxing authorities for years ended before December 31, 2006, and by state and local taxing authorities for years ended before December 31, 2005.

The unrecognized tax benefits and changes therein and the interest and penalties accrued by the Company as of December 31, 2009 were not significant.

14. RELATED PARTY TRANSACTIONS

During the normal course of business, the Company enters into transactions with related parties, including executive officers and directors. These transactions include borrowings with substantially the same terms, including rates and collateral, as loans to unrelated parties. The following is a summary of the aggregate activity involving related party borrowers during 2009:

Balance, January 1, 2009	$ 1,384,000
Disbursements	8,000
Amounts repaid	(22,000)
Balance, December 31, 2009	$ 1,370,000
Undisbursed commitments to related parties, December 31, 2009	$ 255,000

15. EMPLOYEE BENEFIT PLANS

Profit Sharing Plan

The Plumas Bank Profit Sharing Plan commenced April 1, 1988 and is available to employees meeting certain service requirements. Under the Plan, employees are able to defer a selected percentage of their annual compensation. Included under the Plan's investment options is the option to invest in Company stock. The Company's contribution consists of the following:

- A contribution which matches the participant's contribution, up to a maximum of 3% of the employee's compensation.
- An additional discretionary contribution.

During the years ended December 31, 2009, 2008 and 2007, the Company's contribution totaled $213,000, $206,000 and $205,000, respectively.

Salary Continuation and Retirement Agreements

Salary continuation and retirement agreements are in place for five key executives and members of the Board of Directors. Under these agreements, the directors and executives will receive monthly payments for twelve to fifteen years, respectively, after retirement. The estimated present value of these future benefits is accrued over the period from the effective dates of the agreements until the participants' expected retirement dates based on a discount rate of 6.00%. The expense recognized under these plans for the years ended December 31, 2009, 2008 and 2007 totaled $330,000, $238,000 and $580,000, respectively. Accrued compensation payable under the salary continuation plan totaled $3,483,000 and $3,357,000 at December 31, 2009 and 2008, respectively. On January 1, 2008 the Company adopted EITF 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsed Split-Dollar Life Insurance Arrangements* and recorded a liability of $420,000 for the future benefits or premiums to be provided to the participants with a corresponding reduction as a cumulative-effect adjustment to retained earnings.

In connection with these agreements, the Bank purchased single premium life insurance policies with cash surrender values totaling $10,111,000 and $9,766,000 at December 31, 2009 and 2008, respectively. Income earned on these policies, net of expenses, totaled $345,000, $338,000 and $335,000 for the years ended December 31, 2009, 2008 and 2007, respectively. Additionally, in December 2007 the Company recorded a gain of $63,000 related to death benefits on a former director. Income earned on these policies is not subject to Federal and State income tax.

16. COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) is reported in addition to net income for all periods presented. Comprehensive income (loss) is a more inclusive financial reporting methodology that includes disclosure of other comprehensive income (loss) that historically has not been recognized in the calculation of net income. The unrealized gains and losses on the Company's available-for-sale investment securities are included in other comprehensive income (loss). Total comprehensive income (loss) and the components of accumulated other comprehensive income (loss) are presented in the consolidated statement of changes in shareholders' equity.

At December 31, 2009, 2008 and 2007, the Company held securities classified as available-for-sale which had unrealized gains as follows:

	Before Tax	Tax Benefit (Expense)	After Tax
For the Year Ended December 31, 2009			
Total other comprehensive loss:			
Unrealized gains on securities transferred from held-to-maturity to available for-sale	$ 335,000	$ (138,000)	$ 197,000
Unrealized holding gains	184,000	(75,000)	109,000
Reclassification adjustment for gains included in net loss	(1,000)	-	(1,000)
Total other comprehensive income	$ 518,000	$ (213,000)	$ 305,000
For the Year Ended December 31, 2008			
Total other comprehensive income:			
Unrealized holding gains	$ 1,138,000	$ (470,000)	$ 668,000
Reclassification adjustment for impairment loss included in net income	(415,000)	171,000	(244,000)
Total other comprehensive income	$ 723,000	$ (299,000)	$ 424,000
For the Year Ended December 31, 2007			
Total other comprehensive income:			
Unrealized holding gains	$ 996,000	$ (411,000)	$ 585,000

17. INTANGIBLE ASSETS

During 2003, the Company acquired certain assets and liabilities of five branches from another bank. Upon acquisition, premises and equipment were valued at fair value and a core deposit premium was recorded as an intangible asset. This core deposit premium is amortized using the straight-line method over ten years. In addition, included in the gross carrying amount of intangible assets during 2007 and earlier years was $1,274,000 related to a previous acquisition which was fully amortized in 2008 and is no longer included in the carrying amount or accumulated amortization. Annually, the intangible asset is analyzed for impairment.

At December 31, 2009, 2008 and 2007, no impairment of the intangible asset has been recognized in the consolidated financial statements. Amortization expense totaled $173,000, $216,000 and $301,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

The gross carrying amount of intangible assets and accumulated amortization was:

	December 31, 2009		December 31, 2008	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Core Deposit Intangibles	$ 1,709,000	$ 1,061,000	$ 1,709,000	$ 888,000

The estimated remaining intangible amortization is as follows:

Year Ending December 31,	
2010	$ 173,000
2011	173,000
2012	173,000
2013	129,000
	$ 648,000

18. PARENT ONLY CONDENSED FINANCIAL STATEMENTS

CONDENSED BALANCE SHEET

December 31, 2009 and 2008

	2009	2008
ASSETS		
Cash and cash equivalents	$ 3,710,000	$ 662,000
Investment in bank subsidiary	44,734,000	44,672,000
Other assets	452,000	576,000
Total assets	$ 48,896,000	$ 45,910,000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Other liabilities	$ 355,000	$ 163,000
Junior subordinated deferrable interest debentures	10,310,000	10,310,000
Total liabilities	10,665,000	10,473,000
Shareholders' equity:		
Preferred stock	11,595,000	-
Common stock	5,970,000	5,302,000
Retained earnings	20,044,000	29,818,000
Accumulated other comprehensive income	622,000	317,000
Total shareholders' equity	38,231,000	35,437,000
Total liabilities and shareholders' equity	$ 48,896,000	$ 45,910,000

CONDENSED STATEMENT OF INCOME

For the Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Income:			
Dividends declared by bank subsidiary	$ -	$ 3,000,000	$ 4,300,000
Earnings from investment in Plumas Statutory Trusts I and II	11,000	19,000	18,000
Total income	11,000	3,019,000	4,318,000
Expenses:			
Interest on junior subordinated deferrable interest debentures	371,000	623,000	835,000
Other expenses	808,000	730,000	765,000
Total expenses	1,179,000	1,353,000	1,600,000
Income (loss) before equity in undistributed income of subsidiary	(1,168,000)	1,666,000	2,718,000
Equity in undistributed income (loss) of subsidiary	(8,452,000)	(1,911,000)	896,000
Income (loss) before income taxes	(9,620,000)	(245,000)	3,614,000
Income tax benefit	474,000	549,000	609,000
Net income (loss)	$ (9,146,000)	$ 304,000	$ 4,223,000

18. PARENT ONLY CONDENSED FINANCIAL STATEMENTS (Continued)

CONDENSED STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Cash flows from operating activities:			
Net income (loss)	$ (9,146,000)	$ 304,000	$ 4,223,000
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Undistributed loss (income) of subsidiary	8,452,000	1,911,000	(896,000)
Excess tax benefits from stock-based compensation			(9,000)
Stock-based compensation expense	47,000	58,000	164,000
Decrease (increase) in other assets	124,000	(35,000)	118,000
Increase in other liabilities	115,000	28,000	50,000
Net cash (used in) provided by operating activities	(408,000)	2,266,000	3,650,000
Cash flows from investing activities:			
Investment in bank subsidiary	(8,000,000)		
Net cash used in investing activities	(8,000,000)	-	-
Cash flows from financing activities:			
Payment of cash dividends on common stock		(1,153,000)	(1,491,000)
Payment of cash dividends on preferred stock	(473,000)		
Issuance of preferred stock, net of discount	11,517,000		
Issuance of common stock warrant	407,000		
Proceeds from the exercise of stock options	5,000	68,000	73,000
Excess tax benefits from stock-based compensation			9,000
Repurchase and retirement of common stock		(1,217,000)	(2,400,000)
Net cash provided by (used in) financing activities	11,456,000	(2,302,000)	(3,809,000)
Increase (decrease) in cash and cash equivalents	3,048,000	(36,000)	(159,000)
Cash and cash equivalents at beginning of year	662,000	698,000	857,000
Cash and cash equivalents at end of year	$ 3,710,000	$ 662,000	$ 698,000
Non-cash investing activities:			
Net change in unrealized gain/loss on investment securities available-for-sale	$ 305,000	$ 424,000	$ 585,000
Non-cash financing activities:			
Common stock retired in connection with the exercise of stock options			$ 70,000
Tax benefit from stock options exercised			$ 9,000

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A(T). CONTROLS AND PROCEDURES

As of the end of the period covered by this report, we conducted an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. There was no change in our internal control over financial reporting during our most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Plumas Bancorp and subsidiary (the "Company"), is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934.

Management, including the undersigned Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting presented in conformity with accounting principles generally accepted in the United States of America as of December 31, 2009. In conducting its assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based on this assessment, management concluded that, as of December 31, 2009, our internal control over financial reporting was effective based on those criteria.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

/s/ D. N. BIDDLE
Mr. Douglas N. Biddle
President and Chief Executive Officer

/s/ ANDREW RYBACK
Mr. Andrew J. Ryback
Executive Vice President and Chief Financial Officer

Dated March 19, 2010

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Items 10 can be found in Plumas Bancorp's Definitive Proxy Statement pursuant to Regulation 14A under the Securities Exchange Act of 1934, and is by this reference incorporated herein.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Items 11 can be found in Plumas Bancorp's Definitive Proxy Statement pursuant to Regulation 14A under the Securities Exchange Act of 1934, and is by this reference incorporated herein.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Items 12 can be found in Plumas Bancorp's Definitive Proxy Statement pursuant to Regulation 14A under the Securities Exchange Act of 1934, and is by this reference incorporated herein.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Items 13 can be found in Plumas Bancorp's Definitive Proxy Statement pursuant to Regulation 14A under the Securities Exchange Act of 1934, and is by this reference incorporated herein.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Items 14 can be found in Plumas Bancorp's Definitive Proxy Statement pursuant to Regulation 14A under the Securities Exchange Act of 1934, and is by this reference incorporated herein.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

The following documents are included or incorporated by reference in this Annual Report on Form 10K.

3.1 Articles of Incorporation as amended of Registrant included as exhibit 3.1 to the Registrant's Form S-4, File No. 333-84534, which is incorporated by reference herein.

3.2 Bylaws of Registrant as amended on January 21, 2009, is included as exhibit 3.2 to the Registrant's 10-K for December 31, 2008, which is incorporated by this reference herein.

3.3 Amendment of the Articles of Incorporation of Registrant dated November 1, 2002, is included as exhibit 3.3 to the Registrant's 10-Q for September 30, 2005, which is incorporated by this reference herein.

3.4 Amendment of the Articles of Incorporation of Registrant dated August 17, 2005, is included as exhibit 3.4 to the Registrant's 10-Q for September 30, 2005, which is incorporated by this reference herein.

4 Specimen form of certificate for Plumas Bancorp included as exhibit 4 to the Registrant's Form S-4, File No. 333-84534, which is incorporated by reference herein.

4.1 Certificate of Determination of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, is included as exhibit 4.1 to Registrant's 8-K filed on January 30, 2009, which is incorporated by this reference herein.

10.1 Executive Salary Continuation Agreement of Andrew J. Ryback dated December 17, 2008, is included as exhibit 10.1 to the Registrant's 10-K for December 31, 2008, which is incorporated by this reference herein.

10.2 Split Dollar Agreement of Andrew J. Ryback dated August 23, 2005, is included as Exhibit 10.2 to the Registrant's 8-K filed on October 17, 2005, which is incorporated by this reference herein.

10.5 Employment Agreement of Douglas N. Biddle dated February 18, 2009, is included as Exhibit 10.05 to the Registrant's 8-K filed on February 19, 2009, which is incorporated by this reference herein.

10.6 Executive Salary Continuation Agreement as amended of Douglas N. Biddle dated June 2, 1994, is included as Exhibit 10.6 to the Registrant's 10-QSB for June 30, 2002, which is incorporated by this reference herein.

10.7 Split Dollar Agreements of Douglas N. Biddle dated January 24, 2002, is included as Exhibit 10.7 to the Registrant's 10-QSB for June 30, 2002, which is incorporated by this reference herein.

10.8 Director Retirement Agreement of John Flournoy dated March 21, 2007, is included as Exhibit 10.8 to Registrant's 10-Q for March 31, 2007, which is incorporated by this reference herein.

10.11 First Amendment to Executive Salary Continuation Agreement of Robert T. Herr dated September 15, 2004, is included as Exhibit 10.11 to the Registrant's 8-K filed on September 17, 2004, which is incorporated by this reference herein.

10.18 Amended and Restated Director Retirement Agreement of Daniel E. West dated May 10, 2000, is included as Exhibit 10.18 to the Registrant's 10-QSB for June 30, 2002, which is incorporated by this reference herein.

10.19 Consulting Agreement of Daniel E. West dated May 10, 2000, is included as Exhibit 10.19 to the Registrant's 10-QSB for June 30, 2002, which is incorporated by this reference herein.

10.20 Split Dollar Agreements of Robert T. Herr dated September 15, 2004, is included as Exhibit 10.20 to the Registrant's 8-K filed on September 17, 2004, which is incorporated by this reference herein.

10.21 Amended and Restated Director Retirement Agreement of Alvin G. Blickenstaff dated April 19, 2000, is included as Exhibit 10.21 to the Registrant's 10-QSB for June 30, 2002, which is incorporated by this reference herein.

10.22 Consulting Agreement of Alvin G. Blickenstaff dated May 8, 2000, is included as Exhibit 10.22 to the Registrant's 10-QSB for June 30, 2002, which is incorporated by this reference herein.

10.24 Amended and Restated Director Retirement Agreement of Gerald W. Fletcher dated May 10, 2000, is included as Exhibit 10.24 to the Registrant's 10-QSB for June 30, 2002, which is incorporated by this reference herein.

10.25 Consulting Agreement of Gerald W. Fletcher dated May 10, 2000, is included as Exhibit 10.25 to the Registrant's 10-QSB for June 30, 2002, which is incorporated by this reference herein.

10.27 Amended and Restated Director Retirement Agreement of Arthur C. Grohs dated May 9, 2000, is included as Exhibit 10.27 to the Registrant's 10-QSB for June 30, 2002, which is incorporated by this reference herein.

10.28 Consulting Agreement of Arthur C. Grohs dated May 9, 2000, is included as Exhibit 10.28 to the Registrant's 10-QSB for June 30, 2002, which is incorporated by this reference herein.

10.33 Amended and Restated Director Retirement Agreement of Terrance J. Reeson dated April 19, 2000, is included as Exhibit 10.33 to the Registrant's 10-QSB for June 30, 2002, which is incorporated by this reference herein.

10.34 Consulting Agreement of Terrance J. Reeson dated May 10, 2000, is included as Exhibit 10.34 to the Registrant's 10-QSB for June 30, 2002, which is incorporated by this reference herein.

10.35 Letter Agreement, dated January 30, 2009 by and between Plumas Bancorp, Inc. and the United States Department of the Treasury and Securities Purchase Agreement — Standard Terms attached thereto, is included as exhibit 10.1 to Registrant's 8-K filed on January 30, 2009, which is incorporated by this reference herein.

10.36 Form of Senior Executive Officer letter agreement, is included as exhibit 10.2 to Registrant's 8-K filed on January 30, 2009, which is incorporated by this reference herein.

10.37 Deferred Fee Agreement of Alvin Blickenstaff is included as Exhibit 10.37 to the Registrant's 10-Q for March 31, 2009, which is incorporated by this reference herein.

10.40 2001 Stock Option Plan as amended is included as exhibit 99.1 of the Form S-8 filed July 23, 2002, File No. 333-96957, which is incorporated by this reference herein.

10.41 Form of Indemnification Agreement (Plumas Bancorp) is included as Exhibit 10.41 to the Registrant's 10-Q for March 31, 2009, which is incorporated by this reference herein.

10.42 Form of Indemnification Agreement (Plumas Bank) is included as Exhibit 10.42 to the Registrant's 10-Q for March 31, 2009, which is incorporated by this reference herein.

10.43 Plumas Bank 401(k) Profit Sharing Plan as amended is included as exhibit 99.1 of the Form S-8 filed February 14, 2003, File No. 333-103229, which is incorporated by this reference herein.

10.44 Executive Salary Continuation Agreement of Robert T. Herr dated June 4, 2002, is included as Exhibit 10.44 to the Registrant's 10-Q for March 31, 2003, which is incorporated by this reference herein.

10.46 1991 Stock Option Plan as amended is included as Exhibit 10.46 to the Registrant's 10-Q for September 30, 2004, which is incorporated by this reference herein.

10.47 Specimen form of Incentive Stock Option Agreement under the 1991 Stock Option Plan is included as Exhibit 10.47 to the Registrant's 10-Q for September 30, 2004, which is incorporated by this reference herein.

10.48 Specimen form of Non-Qualified Stock Option Agreement under the 1991 Stock Option Plan is included as Exhibit 10.48 to the Registrant's 10-Q for September 30, 2004, which is incorporated by this reference herein.

10.49 Amended and Restated Plumas Bancorp Stock Option Plan is included as Exhibit 10.49 to the Registrant's 10-Q for September 30, 2006, which is incorporated by this reference herein.

10.50 Executive Salary Continuation Agreement of Rose Dembosz, is included as exhibit 10.50 to the Registrant's 10-K for December 31, 2008, which is incorporated by this reference herein.

10.51 First Amendment to Split Dollar Agreement of Andrew J. Ryback, is included as exhibit 10.51 to the Registrant's 10-K for December 31, 2008, which is incorporated by this reference herein.

10.52 Executive Salary Continuation Agreement of Douglas N. Biddle dated December 17, 2008, is included as exhibit 10.52 to the Registrant's 10-K for December 31, 2008, which is incorporated by this reference herein.

10.53 Second Amendment to Executive Salary Continuation Agreement of Douglas N. Biddle dated June 2, 1994 and Amended February 16, 2000, is included as exhibit 10.53 to the Registrant's 10-K for December 31, 2008, which is incorporated by this reference herein.

10.54 First Amendment to Addendum A of Split Dollar Agreements of Douglas N. Biddle dated January 24, 2002, is included as exhibit 10.54 to the Registrant's 10-K for December 31, 2008, which is incorporated by this reference herein.

10.55 First Amendment to Addendum B of Split Dollar Agreements of Douglas N. Biddle dated January 24, 2002, is included as exhibit 10.55 to the Registrant's 10-K for December 31, 2008, which is incorporated by this reference herein.

10.56 Second Amendment to Executive Salary Continuation Agreement of Robert T. Herr dated June 4, 2002 and Amended September 15, 2004, is included as exhibit 10.56 to the Registrant's 10-K for December 31, 2008, which is incorporated by this reference herein.

10.57 First Amendment to Split Dollar Agreements of Robert T. Herr dated September 15, 2004, is included as exhibit 10.57 to the Registrant's 10-K for December 31, 2008, which is incorporated by this reference herein.

10.58 Executive Salary Continuation Agreement of Robert T. Herr dated December 17, 2008, is included as exhibit 10.58 to the Registrant's 10-K for December 31, 2008, which is incorporated by this reference herein.

10.64 First Amendment to the Plumas Bank Amended and Restated Director Retirement Agreement for Alvin Blickenstaff adopted on September 19, 2007, is included as Exhibit 10.64 to the Registrant's 8-K filed on September 25, 2007, which is incorporated by this reference herein.

10.65 First Amendment to the Plumas Bank Amended and Restated Director Retirement Agreement for Arthur C. Grohs adopted on September 19, 2007, is included as Exhibit 10.65 to the Registrant's 8-K filed on September 25, 2007, which is incorporated by this reference herein.

10.67 First Amendment to the Plumas Bank Amended and Restated Director Retirement Agreement for Terrance J. Reeson adopted on September 19, 2007, is included as Exhibit 10.67 to the Registrant's 8-K filed on September 25, 2007, which is incorporated by this reference herein..

10.69 First Amendment to the Plumas Bank Amended and Restated Director Retirement Agreement for Daniel E. West adopted on September 19, 2007, is included as Exhibit 10.69 to the Registrant's 8-K filed on September 25, 2007, which is incorporated by this reference herein.

10.70 First Amendment to the Plumas Bank Amended and Restated Director Retirement Agreement for Gerald W. Fletcher adopted on October 9, 2007, is included as Exhibit 10.70 to the Registrant's 10-Q for September 30, 2007, which is incorporated by this reference herein.

11 Computation of per share earnings appears in the attached 10-K under Item 8 Financial Statements Plumas Bancorp and Subsidiary Notes to Consolidated Financial Statements as Footnote 11 – Shareholders' Equity.

21.01 Plumas Bank – California.

21.02 Plumas Statutory Trust I – Connecticut.

21.03 Plumas Statutory Trust II – Connecticut.

23 Independent Registered Public Accountant's Consent letter dated March 19, 2010

31.1 Rule 13a-14(a) [Section 302] Certification of Principal Financial Officer dated March 19, 2010

31.2 Rule 13a-14(a) [Section 302] Certification of Principal Executive Officer dated March 19, 2010

32.1 Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 dated March 19, 2010.

32.2 Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 dated March 19, 2010.

99.1 Certification of Chief Executive Officer pursuant to Section 111(b)(4) of the Emergency Economic Stabilization Act of 2008 dated March 19, 2010.

99.2 Certification of Chief Financial Officer pursuant to Section 111(b)(4) of the Emergency Economic Stabilization Act of 2008 dated March 19, 2010.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLUMAS BANCORP
(Registrant)

Date: March 19, 2010

/s/ D. N. BIDDLE

Douglas N. Biddle
President/Chief Executive Officer

/s/ ANDREW RYBACK

Andrew J. Ryback
Executive Vice President/Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

/s/ DANIEL E. WEST Daniel E. West, *Director and Chairman of the Board*	Dated: March 19, 2010
/s/ TERRANCE J. REESON Terrance J. Reeson, *Director and Vice Chairman of the Board*	Dated: March 19, 2010
/s/ D. N. BIDDLE Douglas N. Biddle, *Director*	Dated: March 19, 2010
/s/ ALVIN G. BLICKENSTAFF Alvin G. Blickenstaff, *Director*	Dated: March 19, 2010
/s/ W. E. ELLIOTT William E. Elliott, *Director*	Dated: March 19, 2010
/s/ GERALD W. FLETCHER Gerald W. Fletcher, *Director*	Dated: March 19, 2010
/s/ JOHN FLOURNOY John Flournoy, *Director*	Dated: March 19, 2010
/s/ ARTHUR C. GROHS Arthur C. Grohs, *Director*	Dated: March 19, 2010
/s/ ROBERT J. MCCLINTOCK Robert J. McClintock, *Director*	Dated: March 19, 2010

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